   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 4, 1997

                                                     REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                            PENSKE MOTORSPORTS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

          DELAWARE                         7948                        51-0369517
(State or other jurisdiction   (Primary Standard Industrial           (IRS Employer
     of incorporation or        Classification Code Number)      Identification Number)
         organization)

                             13400 WEST OUTER DRIVE
                             DETROIT, MI 48239-4001
                                 (313) 592-5000
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                             ROBERT H. KURNICK, JR.
                             SENIOR VICE PRESIDENT,
                         GENERAL COUNSEL AND SECRETARY
                            PENSKE MOTORSPORTS, INC.
                             13400 WEST OUTER DRIVE
                          DETROIT, MICHIGAN 48239-4001
                                 (313) 592-8255
      (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
                AREA CODE, OF AGENT FOR SERVICE FOR REGISTRANT)

                            ------------------------

                                   COPIES TO:

              DAVID FOLTYN                                        STEPHEN D. HOPE
    HONIGMAN MILLER SCHWARTZ AND COHN                         MOORE & VAN ALLEN, PLLC
      2290 FIRST NATIONAL BUILDING                            100 NORTH TRYON STREET
         DETROIT, MICHIGAN 48226                                     FLOOR 47
             (313) 256-7763                               CHARLOTTE, NORTH CAROLINA 28202

                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO
PUBLIC: As soon as practicable after this Registration Statement becomes effective and upon consummation of the Merger described herein.

     If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

=====================================================================================================================
                                                    PROPOSED MAXIMUM            PROPOSED
  TITLE OF EACH CLASS OF        AMOUNT TO BE       OFFERING PRICE PER      MAXIMUM AGGREGATE           AMOUNT OF
SECURITIES TO BE REGISTERED     REGISTERED(1)           SHARE(2)           OFFERING PRICE(2)       REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------
Common Stock, par value
  $.01 per share...........        397,052               $33.25               $13,201,979              $4,356.65
=====================================================================================================================

(1) This Registration Statement relates to the maximum number of shares of the Registrant's common stock ("Common Stock"), issuable upon consummation of the merger of North Carolina Motor Speedway, Inc. with a wholly-owned subsidiary of the Registrant.

(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f)(1), based on the average of the high and low prices of the Common Stock on Nasdaq as of August 29, 1997.
                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
================================================================================

THE ROCK LOGO

                      NORTH CAROLINA MOTOR SPEEDWAY, INC.

                                                                 October 6, 1997

Dear North Carolina Motor Speedway, Inc. Shareholder:

     You are cordially invited to attend the Special Meeting of Shareholders of North Carolina Motor Speedway, Inc. ("NCMS") which will be held on Monday, October 27, 1997 at the offices of NCMS located at 2152 North US 1 Highway, Rockingham, North Carolina 28380, commencing at 10:00 A.M., local time.

     At the meeting you will be asked to consider and approve the Agreement and Plan of Merger, dated as of August 5, 1997 (the "Merger Agreement"), among NCMS, Penske Acquisition, Inc., a North Carolina corporation ("Merger Sub"), and Penske Motorsports, Inc. ("PMI"), pursuant to which NCMS will merge with and into Merger Sub (the "Merger") and the shareholders of NCMS will receive at their option either cash or shares of PMI Common Stock in exchange for their shares of NCMS common stock, par value $.25 per share ("NCMS Stock").

     Enclosed with this letter are a Notice of Special Meeting of Shareholders and a Proxy Statement/Prospectus which describes in detail the background and terms of the Merger and other related information. The Proxy
Statement/Prospectus, and all of the material in it should be read carefully by NCMS shareholders in its entirety.

     YOUR BOARD OF DIRECTORS BELIEVES THAT THE MERGER IS IN THE BEST INTERESTS OF NCMS AND ITS SHAREHOLDERS. A MAJORITY OF THE BOARD OF DIRECTORS HAS APPROVED THE MERGER AGREEMENT AND RECOMMENDS THAT YOU VOTE IN FAVOR OF THE MERGER.

     Your vote is important no matter how large or small your holdings may be. To assure your representation at the meeting, please complete, sign, date and return your proxy in the enclosed envelope. If you attend the meeting, you may revoke your proxy and vote in person if you wish, even if you have previously returned your proxy.

                                          Sincerely,

                                          NORTH CAROLINA MOTOR SPEEDWAY, INC.

                                          Jo DeWitt Wilson, President

THE ROCK LOGO

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                          TO BE HELD OCTOBER 27, 1997

To Shareholders of North Carolina Motor Speedway, Inc.:

     NOTICE IS HEREBY GIVEN that a special meeting of shareholders of North Carolina Motor Speedway, Inc., a North Carolina corporation ("NCMS"), will be held on Monday, October 27, 1997 at 10:00 A.M., local time, at the offices of NCMS located at 2152 North US 1 Highway, Rockingham, North Carolina, 28380, for the following purposes:

          1. To consider and vote upon a proposal to approve the Agreement and Plan of Merger, dated as of August 5, 1997 (the "Merger Agreement"), among Penske Motorsports, Inc., a Delaware corporation ("PMI"), Penske Acquisition, Inc., a North Carolina corporation and a wholly-owned subsidiary of PMI, and NCMS, the terms and conditions of which are described in the attached Proxy Statement/Prospectus.

          2. To consider and act upon such other business as may properly come before the meeting or any adjournment thereof.

     The close of business on September 19, 1997 has been fixed as the record date for the determination of shareholders entitled to notice of, and to vote at, the meeting and any and all adjournments or postponements thereof. The terms of the Merger Agreement are summarized in the attached Proxy Statement/Prospectus. A copy of the Merger Agreement is attached to the Proxy Statement/Prospectus.

     Shareholders are or may be entitled to assert dissenters' rights under
Article 13 of the North Carolina Business Corporation Act. A copy of Article 13 of the North Carolina Business Corporation Act is attached to the enclosed Proxy Statement/Prospectus.

     A proxy card for the meeting and the Proxy Statement/Prospectus are enclosed herewith.

                                          By Order of the Board of Directors

                                          Nancy B. Daugherty, Secretary

Rockingham, North Carolina
October 6, 1997

YOUR VOTE IS IMPORTANT NO MATTER HOW LARGE OR SMALL YOUR HOLDINGS MAY BE. TO ASSURE YOUR REPRESENTATION AT THE MEETING, PLEASE DATE THE ENCLOSED PROXY, WHICH IS SOLICITED BY THE BOARD OF DIRECTORS OF NCMS, SIGN EXACTLY AS YOUR NAME APPEARS THEREON AND RETURN IT IMMEDIATELY.

                      NORTH CAROLINA MOTOR SPEEDWAY, INC.

                                PROXY STATEMENT
                           -------------------------

                            PENSKE MOTORSPORTS, INC.
                                   PROSPECTUS

    This Proxy Statement/Prospectus is being furnished to the shareholders of North Carolina Motor Speedway, Inc., a North Carolina corporation ("NCMS"), in connection with the solicitation of proxies by the NCMS Board of Directors (the "Board") for use at the Special Meeting of Shareholders of NCMS to be held on Monday, October 27, 1997, at the offices of NCMS located at 2152 North US 1 Highway, Rockingham, North Carolina, 28380, commencing at 10:00 A.M., local time, and at any adjournments or postponements thereof (the "Special Meeting"). This Proxy Statement/Prospectus also constitutes the Prospectus of Penske Motorsports, Inc., a Delaware corporation ("PMI"), with respect to the issuance
of up to        shares of PMI common stock, par value of $0.01 per share (the
"PMI Stock"), to be issued to the shareholders of NCMS in connection with the Merger described below. Shareholders of PMI will not be voting to approve the Merger. PMI Stock is traded on The Nasdaq National Market ("Nasdaq") under the
symbol "SPWY." On October   , 1997 the last reported sales price for the Common
Stock as reported by Nasdaq was $         per share.

    This Proxy Statement/Prospectus relates to the proposed merger (the "Merger") of NCMS with and into Penske Acquisition, Inc., a North Carolina corporation and a wholly-owned subsidiary of PMI ("Merger Sub"), pursuant to an Agreement and Plan of Merger, dated as of August 5, 1997 (the "Merger Agreement"), among NCMS, Merger Sub and PMI. Pursuant to the Merger Agreement, NCMS is to be merged with and into Merger Sub, with Merger Sub continuing as the surviving corporation. As a result of the Merger, each outstanding share of Common Stock, par value $.25 per share, of NCMS (the "NCMS Stock"), other than any shares owned by PMI, Merger Sub, or other subsidiaries of PMI, shares held in the treasury of NCMS and shares ("Dissenting Shares") in respect of which dissenters' rights are properly exercised under the North Carolina Business Corporation Act (the "NCBCA"), would be converted on the effective date of the Merger (the "Effective Date") into the right to receive, at the holder's option, either: (i) an amount, in cash, without interest, equal to $19.61 per share of NCMS Stock or (ii) $19.61 worth of PMI Stock, with the PMI Stock being valued at the average of the closing prices for PMI Stock as reported on Nasdaq (as published in the Wall Street Journal) for the five consecutive trading days during which shares are traded on Nasdaq ending on the fifth trading day prior to the Effective Date (the "Average Closing Price"), subject to cash being paid in lieu of issuing any fractional shares of PMI Stock. In addition to the payment of the Merger Consideration, if PMI purchases any Dissenting Shares for an amount in excess of $19.61 per share from any person who owned more than 5% of the outstanding NCMS Stock immediately before the Effective Date, PMI will promptly pay in cash to each holder of NCMS Stock outstanding immediately before the Effective Date (other than the Dissenting Shares) an additional amount per share equal to such excess, less any amount per share received as described in the next sentence. In addition, if PMI, during the one year period following the Effective Date, sells all of the outstanding common stock of the surviving corporation or all or substantially all of the assets of the surviving corporation to any person other than PMI or its affiliates, PMI shall promptly pay in cash to each holder of NCMS Stock immediately before the Effective Date (other than Dissenting Shares) an additional amount equal to the difference between (i) such holder's proportionate share (based on such holder's percentage ownership of the NCMS Stock immediately before the Effective Date) of the net sales price received by PMI from such sale, less the Merger Consideration paid to such holder and any amount received by such holder pursuant to the preceding sentence of this paragraph. Following the Merger, NCMS will become a wholly-owned subsidiary of PMI. Consummation of the Merger is subject to various conditions, including the approval and adoption of the Merger Agreement by the holders of a majority of the outstanding shares of NCMS Stock. PMI intends to vote all 1,563,478 of the shares of NCMS Stock held directly or indirectly by PMI (approximately 69.9% of the total outstanding shares of NCMS Stock as of September 19, 1997) in favor of the Merger and the Merger Agreement. Therefore, PMI has sufficient voting power to approve the Merger and the Merger Agreement without the affirmative vote of any other NCMS shareholders.

    All information in this Proxy Statement/Prospectus with respect to NCMS has been provided by NCMS. All information contained in this Proxy
Statement/Prospectus with respect to PMI and Merger Sub has been provided by PMI.

    This Proxy Statement/Prospectus and the accompanying form of proxy are first being mailed to NCMS shareholders on or about October 6, 1997. A shareholder who has given a proxy to NCMS may revoke it at any time prior to its exercise. See "The Special Meeting -- Record Date; Voting Rights; Proxies."

    NCMS SHAREHOLDERS SHOULD CAREFULLY CONSIDER THE MATTERS SET FORTH UNDER THE CAPTION "RISK FACTORS" BEGINNING ON PAGE 7.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

        THE DATE OF THIS PROXY STATEMENT/PROSPECTUS IS OCTOBER 6, 1997.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT/PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION NOT CONTAINED HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO PURCHASE, ANY OF THE SECURITIES OFFERED BY THIS PROXY STATEMENT/PROSPECTUS, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION TO OR FROM ANY PERSON TO OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION OF AN OFFER, OR PROXY SOLICITATION, IN ANY SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR THE ISSUANCE OR SALE OF ANY SECURITIES HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH HEREIN OR INCORPORATED BY REFERENCE ON THE DATE HEREOF.

                             AVAILABLE INFORMATION

     PMI is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder, and, in accordance therewith, files reports and other information with the Securities and Exchange Commission (the "Commission"). These reports, proxy and information statements and other information filed by PMI can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; and at the Commission's regional offices located at Northwest Atrium Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661 and at Seven World Trade Center, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The Commission also maintains a site on the World Wide Web at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

     PMI has filed with the Commission a Registration Statement on Form S-4 under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the PMI Stock offered hereby (including all amendments and supplements thereto, the "Registration Statement"). This Proxy Statement/Prospectus, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. Statements contained herein concerning the provisions of certain documents are not necessarily complete and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement or otherwise filed with the Commission. Each such statement is qualified in its entirety by such reference. The Registration Statement and the exhibits thereto can be inspected and copied at the public reference facilities and regional offices of the Commission.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents, which have been filed by PMI with the Commission pursuant to the Exchange Act, are incorporated by reference and made a part of this Proxy Statement/Prospectus: (i) PMI's Annual Report on Form 10-K for the fiscal year ended December 31, 1996; (ii) all other reports filed pursuant to
Section 13(a) or 15(d) of the Exchange Act since December 31, 1996, specifically including PMI's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997, PMI's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, and PMI's Current Report on Form 8-K dated May 27, 1997; and (iii) the description of the PMI Stock, contained in its Registration Statement on Form 8-A, including any amendment or reports filed for the purpose of updating such description.

     All documents subsequently filed by PMI pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the date of the Special Meeting shall be deemed to be incorporated by reference in this Proxy Statement/Prospectus and to be a part hereof from the date of filing of such documents. Any statement contained in a document or information incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Proxy Statement/Prospectus to the extent that a statement contained herein or in any subsequently filed document that also is, or is deemed to be, incorporated herein by reference, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement/Prospectus.

     PMI UNDERTAKES TO PROVIDE, WITHOUT CHARGE, TO EACH PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM A COPY OF THIS PROXY STATEMENT/PROSPECTUS IS DELIVERED, UPON THE WRITTEN OR ORAL REQUEST OF SUCH PERSON, A COPY OF ANY AND ALL OF THE INFORMATION THAT HAS BEEN OR MAY BE INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT/PROSPECTUS (EXCLUDING EXHIBITS TO SUCH DOCUMENTS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE INTO THE INFORMATION THAT THIS PROXY STATEMENT/PROSPECTUS INCORPORATES). REQUESTS SHOULD BE DIRECTED TO ROBERT H. KURNICK, JR., SECRETARY, PENSKE MOTORSPORTS, INC., 13400 WEST OUTER DRIVE, DETROIT, MICHIGAN 48239-4001, TELEPHONE: (313) 592-8255.

                               TABLE OF CONTENTS

ITEM                                                          PAGE
----                                                          ----

AVAILABLE INFORMATION.......................................    ii
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.............   iii
SUMMARY.....................................................     1
  Business of PMI...........................................     1
  Business of NCMS..........................................     1
  The Special Meeting.......................................     1
  The Merger................................................     3
  Certain Federal Income Tax Consequences...................     4
  Comparative Rights of Shareholders........................     5
  Risk Factors..............................................     5
  Interests of Certain Persons in the Merger................     5
RISK FACTORS................................................     7
THE SPECIAL MEETING.........................................    11
  Purpose of the Special Meeting............................    11
  Record Date; Voting Rights; Proxies.......................    11
  Solicitation of Proxies...................................    11
  Quorum....................................................    12
  Required Vote.............................................    12
THE MERGER..................................................    13
  General...................................................    13
  Effective Date............................................    13
  Conversion of Shares; Procedures for Exchange of
     Certificates...........................................    13
  Background of the Merger..................................    14
  The Special Committee's Activities and Investigations.....    15
  Recommendation of the Board of Directors of NCMS; Reasons
     for the Merger.........................................    18
  Interests of Certain Persons in the Merger................    19
  Certain Federal Income Tax Consequences...................    20
  Anticipated Accounting Treatment..........................    21
  Regulatory Approvals......................................    21
  Federal Securities Law Consequences.......................    21
  Nasdaq Listing............................................    22
  Dividends.................................................    22
  Dissenters' Rights........................................    22
  Fees and Expenses.........................................    24
THE MERGER AGREEMENT........................................    25
  Terms of the Merger.......................................    25
  Exchange of Certificates..................................    26
  Representations and Warranties............................    27
  Conduct of Business Pending the Merger....................    27
  Conditions to the Merger..................................    28
  Termination...............................................    28
  Amendment and Waiver......................................    28
  Indemnification...........................................    28
SPECIAL NOTE ON FORWARD LOOKING STATEMENTS..................    29
BUSINESS OF NCMS............................................    30
  General...................................................    30
  Racing and Related Events.................................    30

ITEM                                                          PAGE
----                                                          ----
  Facility..................................................    30
  Competition...............................................    30
  Employees.................................................    31
  Legal Proceedings.........................................    31
  Insurance.................................................    31
  Patents and Trademarks....................................    31
SELECTED FINANCIAL DATA -- NCMS.............................    42
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS OF NCMS.........................    32
NCMS FINANCIAL STATEMENTS...................................
PRO FORMA FINANCIAL DATA FOR PMI............................    50
PRINCIPAL SHAREHOLDERS OF NCMS..............................    57
DESCRIPTION OF NCMS' CAPITAL STOCK..........................    58
  General...................................................    58
  Common Stock..............................................    58
COMPARISON OF SHAREHOLDER RIGHTS............................    59
  Director Liability........................................    59
  Indemnification Of Directors, Officers And Other Agents...    59
  Protection Of Minority Shareholder Rights.................    60
  Call Of Shareholders Meeting; Action By Written Consent...    60
  Proxy Requirement.........................................    60
  Derivative Actions........................................    60
  Voting For Directors; Cumulative Voting...................    60
  Removal Of Directors; Vacancies...........................    60
  Rights Of Dissenting Shareholders.........................    61
LEGAL MATTERS AND EXPERTS...................................    61
ANNEX A -- MERGER AGREEMENT.................................   A-1
ANNEX B -- ARTICLE 13 OF THE NCBCA (DISSENTER'S RIGHTS).....   B-1

                                    SUMMARY

     The following is a summary of information contained elsewhere in this Proxy Statement/Prospectus. Reference is made to, and this summary is qualified in its entirety by, the more detailed information contained in this Proxy Statement/Prospectus and the Annexes hereto. Unless the context otherwise requires, all references in this Proxy Statement/Prospectus to the Company mean PMI and its subsidiaries, considered as one enterprise. "NASCAR(R)", "Grand National(R)" and "Winston Cup(R)" are registered trademarks and service marks of the National Association of Stock Car Auto Racing, Inc. ("NASCAR"). "CART" refers to Championship Auto Racing Teams, Inc. Shareholders of NCMS are urged to read this Proxy Statement/Prospectus and the Annexes hereto, and in particular the section herein entitled "Risk Factors," in their entirety. This Proxy Statement/Prospectus contains certain forward-looking statements within the meaning of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. Actual results could differ materially from those projected in the forward-looking statements as a result of certain risks and uncertainties set forth under the caption "Risk Factors" and elsewhere in this Proxy Statement/Prospectus.

BUSINESS OF PMI

     PMI is a leading promoter and marketer of professional motorsports in the United States. PMI owns and operates, through its subsidiaries, the Michigan Speedway ("Michigan Speedway") in Brooklyn, Michigan, the Nazareth Speedway ("Nazareth Speedway") in Nazareth, Pennsylvania and the California Speedway, near Los Angeles, California ("California Speedway"). PMI also recently acquired approximately 69.9% of the outstanding NCMS Stock and in July 1997 acquired a 40% limited liability company interest in Homestead-Miami Speedway, LLC, which operates the Metro-Dade Homestead Motorsports Complex ("Homestead Speedway") in Homestead, Florida. On August 11, 1997, PMI acquired a 7% interest in Grand Prix Association of Long Beach, Inc. ("GPLB"). GPLB is the owner and operator of the Grand Prix of Long Beach and owns and operates Gateway International Raceway in Madison, Illinois and Memphis Motorsports Park in Millington, Tennessee. PMI also produces and markets motorsports-related merchandise such as apparel, souvenirs and collectibles, through its wholly-owned subsidiary, Motorsports International Corp. In addition, through its wholly-owned subsidiaries, Competition Tire West, Inc. and Competition Tire South, Inc., PMI distributes and sells Goodyear brand racing tires in the midwest and southeastern regions of the United States. PMI promoted a total of nine major racing events at Michigan Speedway and Nazareth Speedway in 1996 and will promote a total of 15 major racing events at Michigan Speedway, Nazareth Speedway and California Speedway in 1997. In addition, NCMS is scheduled to host four major racing events in 1997 and Homestead Speedway is scheduled to host three major racing events in 1997.

     PMI Stock is traded on Nasdaq under the trading symbol "SPWY." PMI's principal executive offices are located at 13400 West Outer Drive, Detroit, Michigan 48239-4001, and its telephone number is (313) 592-8255.

BUSINESS OF NCMS

     NCMS owns and operates North Carolina Motor Speedway in Rockingham, North Carolina. NCMS promoted a total of four major racing events in 1996 and expects to promote four major racing events in 1997.

     NCMS' principal executive offices are located at 2152 North US 1 Highway, Rockingham, North Carolina 28380, and its telephone number is (910) 205-1299.

THE SPECIAL MEETING

TIME, PLACE AND DATE

     The Special Meeting will be held on Monday, October 27, 1997 at the offices of NCMS located at 2152 North US 1 Highway, Rockingham, North Carolina 28380, at 10:00 A.M., local time.

PURPOSE OF THE MEETING

     At the Special Meeting, holders of NCMS Stock will consider and vote upon a proposal to approve and adopt the Merger Agreement. In connection with the Merger, each share of NCMS Stock will be converted into either $19.61 cash or, at the holder's option, $19.61 worth of PMI Stock with the PMI Stock being valued at the Average Closing Price and with cash being paid in lieu of fractional shares. See "The Merger -- General."

     A MAJORITY OF THE MEMBERS OF THE BOARD OF DIRECTORS OF NCMS HAS APPROVED THE MERGER AND THE MERGER AGREEMENT AND RECOMMENDS THAT NCMS SHAREHOLDERS VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT. SEE "THE MERGER -- BACKGROUND OF THE MERGER," "-- RECOMMENDATION OF THE BOARD OF DIRECTORS OF NCMS; REASONS FOR THE MERGER" AND "--INTERESTS OF CERTAIN PERSONS IN THE MERGER."

VOTES REQUIRED; RECORD DATE

     The Merger will require approval and adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the outstanding shares of NCMS Stock. Holders of NCMS Stock are entitled to one vote per share. Only holders of NCMS Stock at the close of business on September 19, 1997 (the "Record Date") will be entitled to notice of and to vote at the NCMS Special Meeting. See "Special Meeting."

     As of the Record Date, directors and executive officers of NCMS and their affiliates were beneficial owners of approximately 25.2% of the outstanding shares of NCMS Stock. In addition, 1,563,478 shares (approximately 69.9%) of NCMS Stock is held by PMI or its subsidiaries. Walter P. Czarnecki, Richard J. Peters, and Robert H. Kurnick, Jr. are all directors or executive officers of PMI and its subsidiaries and are also each a director of NCMS. Also, Ms. Carrie
B. DeWitt owns 906,542 shares of PMI Stock (approximately 6.41% of the outstanding shares of PMI prior to any shares issued pursuant to the Merger), and Ms. DeWitt, together with her two daughters, Jo DeWitt Wilson and Nancy DeWitt Daugherty, are directors of NCMS. Ms. DeWitt Wilson is also a director of PMI. Each of Ms. DeWitt, Ms. DeWitt Daugherty and Ms. DeWitt Wilson, and each of Messrs. Czarnecki, Peters and Kurnick, as directors of NCMS, voted in favor of the Merger.

     Mr. Bruton Smith owns 532,398 shares of NCMS Stock and Speedway Motorsports, Inc. ("SMI") owns 12,984 shares of NCMS Stock (together, approximately 24.3%). Mr. Smith, Mr. Humpy Wheeler and Mr. William Brooks are all directors or executive officers of SMI and are also directors of NCMS. SMI submitted a competing bid to the Board of NCMS and each of Messrs. Smith, Wheeler and Brooks voted against the proposed Merger as directors of NCMS. On August 5, 1997, Mr. Smith filed a lawsuit to enjoin the Merger, alleging among other things, that the Board breached its fiduciary duty to the minority shareholders of NCMS by approving the Merger. See "The Merger -- Background of the Merger."

     PMI intends to vote all 1,563,478 of its and its subsidiaries shares of NCMS stock in favor of the Merger and the Merger Agreement. With these shares, representing approximately 69.9% of the outstanding shares of NCMS stock, PMI has sufficient voting power to approve the Merger and the Merger Agreement without the affirmative vote of any other NCMS shareholders.

CHANGE OF VOTE

     NCMS shareholders who have delivered a proxy to NCMS may revoke the proxy at any time prior to its exercise at the Special Meeting by giving written notice to the Secretary of NCMS, by signing and returning a later dated proxy or by voting in person at the Special Meeting. ACCORDINGLY, SHAREHOLDERS OF NCMS WHO HAVE EXECUTED AND RETURNED PROXY CARDS TO NCMS IN ADVANCE OF THE SPECIAL MEETING MAY CHANGE THEIR VOTE AT ANY TIME PRIOR TO OR AT THE SPECIAL MEETING.

THE MERGER

MERGER AGREEMENT

     A copy of the Merger Agreement is included as Annex A to this Proxy Statement/Prospectus and should be read in its entirety. For a description of the Merger Agreement, see "The Merger Agreement."

MERGER CONSIDERATION

     Upon the terms and subject to the conditions of the Merger Agreement, NCMS will be merged with and into Merger Sub with Merger Sub continuing as the surviving corporation and as a wholly owned subsidiary of PMI. In the Merger, each share of NCMS Stock outstanding at the Effective Date, other than any shares owned by PMI, shares held in the treasury of NCMS and Dissenting Shares, will be converted into the right to receive the Merger Consideration, which will be, at the holder's option, either (i) $19.61 in cash or (ii) $19.61 worth of PMI Stock with the PMI Stock being valued at the Average Closing Price and with cash being paid in lieu of fractional shares. See "The Merger -- General."

     In addition to the payment of the Merger Consideration, if PMI purchases any Dissenting Shares for an amount in excess of $19.61 per share from any person who owned more than 5% of the outstanding NCMS Stock immediately before the Effective Date, PMI will promptly pay in cash to each holder of NCMS Stock outstanding immediately before the Effective Date (other than the Dissenting Shares) an additional amount per share equal to such excess, less any amount per share received as described in the next sentence. In addition, if PMI, during the one year period following the Effective Date, sells all of the outstanding common stock of the surviving corporation or all or substantially all of the assets of the surviving corporation to any person other than PMI or its affiliates, PMI shall promptly pay in cash to each holder of NCMS Stock immediately before the Effective Date (other than Dissenting Shares) an additional amount equal to the difference between (i) such holder's proportionate share (based on such holder's percentage ownership of the NCMS Stock immediately before the Effective Date) of the net sales price received by PMI from such sale, less the Merger Consideration paid to such holder, and (ii) any amount received by such holder pursuant to the first sentence of this paragraph.

RECOMMENDATION OF NCMS' BOARD

     A majority of the members of the Board approved the Merger Agreement and the transactions contemplated thereby. The Board has determined that the Merger is fair to, and in the best interests of, the shareholders of NCMS from a financial point of view and recommends that the shareholders approve and adopt the Merger Agreement. For a discussion of the factors considered by the Board in reaching its recommendation and determination, see "The Merger -- Background of the Merger," "-- The Special Committee's Activities and Investigations," and "-- Recommendation of the Board of Directors of NCMS/Reasons for the Merger."

EFFECTIVE DATE OF THE MERGER

     The Merger will become effective at the date and time that the Articles of Merger are duly filed with the Secretary of State of the State of North Carolina in accordance with the NCBCA or at such later time as may be specified in the Articles of Merger so filed. The filing of the Articles of Merger will be made as soon as practicable after all conditions set forth in the Merger Agreement have been satisfied or waived. See "The Merger Agreement -- Terms of the Merger" and "The Merger -- Effective Date."

CONDITIONS TO THE MERGER; TERMINATION

     The obligations of PMI and NCMS to consummate the Merger are subject to various conditions, including (i) obtaining approval of the Merger Agreement by NCMS' shareholders; (ii) the effectiveness of the Registration Statement and the listing with Nasdaq of the additional shares of PMI Stock to be issued as part of the Merger; (iii) the absence of any statute, rule, regulation, executive order, decree, injunction, or other order of any court or other governmental authority outstanding that has the effect of prohibiting the consummation of the Merger; (iv) delivery of an opinion or private letter ruling reasonably satisfactory to

NCMS to the effect that the Merger qualifies for federal income tax purposes as a tax-free reorganization; and (v) obtaining certain third party consents.

     The Merger Agreement may be terminated at any time prior to the Effective Date, whether before or after approval of the Merger by NCMS shareholders: (i) if the Merger does not take place by December 31, 1997; (ii) by mutual action of the Board of Directors of each of PMI, Merger Sub and NCMS; (iii) by either PMI or NCMS if any court or governmental body issues a final, non-appealable order, decree, or ruling permanently enjoining, restraining, or prohibiting the Merger;
(iv) if the shareholders of NCMS fail to approve the Merger or approve a different proposed acquisition transaction at a duly held meeting of the shareholders; (v) by PMI if NCMS breaches any of its representations, warranties or covenants contained in the Merger Agreement and such breach has a material adverse effect on NCMS; or (vi) by NCMS if PMI breaches any of its representations, warranties or covenants contained in the Merger Agreement and such breach has a material adverse effect on PMI.

     See "The Merger Agreement -- Conditions to the Merger" and "--
Termination."

EXCHANGE OF CERTIFICATES OF NCMS STOCK

     Detailed instructions with regard to the surrender of certificates of NCMS Stock, together with a letter of transmittal, will be forwarded to holders of NCMS Stock promptly, but in no event later than five business days, following the Effective Date. Upon surrender of the certificates and other required documents to Merger Sub the Merger Consideration will be distributed. SHAREHOLDERS SHOULD NOT SEND ANY STOCK CERTIFICATES AT THIS TIME. See "The Merger Agreement -- Exchange of Certificates."

NASDAQ LISTING

     PMI will file a notification for the listing of the shares of PMI Stock to be issued in connection with the Merger on Nasdaq, subject to approval of the Merger Agreement by NCMS' shareholders. Shares of PMI Stock are traded on Nasdaq under the symbol "SPWY."

REGULATORY APPROVALS

     Except as otherwise set forth herein, PMI is not aware of any approval or other action by any governmental or administrative agency which would be required for the completion of the Merger as contemplated herein. Should any such approval or other action be required, it will be sought; however, PMI has no current intention to delay the Merger pending the outcome of any such matter, subject to satisfaction of any of the conditions specified in the Merger Agreement. The federal government has adopted antitrust laws, regulations and rules applicable to attempts to acquire securities of corporations incorporated or operating in the United States. Such laws, regulations and rules, could prohibit the consummation of the Merger. The Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act") provides that the Merger may not be consummated unless certain information has been furnished to the Department of Justice, Antitrust Division (the "Division"), and the Federal Trade Commission ("FTC") and certain waiting period requirements have been satisfied. Such filing and waiting period requirements have all been satisfied.

DIVIDENDS

     PMI may from time to time consider the payment of cash dividends. However, any declaration and payment of dividends will be (i) dependent upon PMI's results of operations, financial condition, cash requirements, capital improvements and other relevant factors, (ii) subject to the discretion of the Board of Directors of PMI and (iii) payable only out of PMI's surplus or current net profits in accordance with the General Corporation Law of the State of Delaware. No assurance can be given that PMI will be able to pay such dividends at any time in the future.

     The Merger Agreement provides that NCMS will not, among other things, prior to the Effective Date, (i) except in the normal course as consistent with prior practice declare, set aside or pay any dividend (whether in cash, stock or property) or make any other distribution or payment with respect to any shares of its capital stock or (ii) directly or indirectly redeem, purchase or otherwise acquire any shares of its capital stock or make any commitment for any such action.

DISSENTERS' RIGHTS

     If the Merger Agreement is approved by the required vote of the NCMS shareholders and is not abandoned or terminated, holders of NCMS stock who did not vote in favor of the Merger may, by complying with Article 13 (entitled "Dissenters Rights") of the NCBCA, a copy of which is attached hereto as Annex B, assert dissenter's rights as described therein, and the shares of NCMS held by such persons will be deemed to be "Dissenting Shares." See "The Merger -- Dissenters' Rights."

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     Counsel to PMI, Drinker Biddle & Reath, LLP, has provided a written opinion to NCMS that for federal income tax purposes (i) the Merger will qualify as part of a reorganization under Sections 368(a)(1)(A) and 368(a)(2)(D) of the Internal Revenue Code of 1986, as amended (the "Code"), (ii) no gain or loss will be recognized by either NCMS or PMI as a result of consummation of the Merger and
(iii) except for cash received in lieu of fractional shares or cash received at the election of an NCMS shareholder, no gain or loss will be recognized by a holder of NCMS Stock upon the exchange of such stock for PMI Stock pursuant to the Merger. Such opinion is based on various representations, qualifications and assumptions, may not apply to holders of NCMS Stock who are subject to special circumstances, and does not address any foreign, state or local tax consequences of the Merger. Accordingly, holders of NCMS Stock are urged to consult their own tax advisors concerning the federal, foreign, state and local tax consequences of the Merger to them. See "The Merger -- Certain Federal Income Tax Consequences."

COMPARATIVE RIGHTS OF SHAREHOLDERS

     The rights of shareholders of NCMS currently are governed by North Carolina law, NCMS' Certificate of Incorporation and NCMS' By-laws. Upon consummation of the Merger, shareholders of NCMS electing to receive PMI Stock will become shareholders of PMI, which is a Delaware corporation, and their rights as shareholders of PMI will be governed by the General Corporation Law of the State of Delaware, PMI's Certificate of Incorporation and PMI's By-laws. For a discussion of various differences between the rights of shareholders of NCMS and the rights of shareholders of PMI, see "Comparison of Shareholder Rights."

RISK FACTORS

     Shareholders of NCMS should carefully evaluate the matters set forth under "Risk Factors." Factors to be considered, among other things, include the potential for fluctuation in the value of PMI Stock as well as the potential for changes in the businesses and financial condition of PMI prior to the Effective Date.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the recommendation of the Board, with respect to the Merger Agreement and the transactions contemplated thereby, shareholders of NCMS should be aware that certain members of the management and the Board of Directors of NCMS have certain interests in the Merger that are in addition to the interests of the shareholders of NCMS generally. NCMS has entered into employment agreements with Jo DeWitt Wilson, Nancy DeWitt Daugherty and Carrie B. DeWitt, which become effective upon consummation of the Merger. In addition, prior to April 1997, Ms. DeWitt exchanged her shares of NCMS stock for 906,542 shares of PMI stock, which exchange included price protection and liquidity provisions. Upon completion of the Merger, Ms. DeWitt's exchange will be deemed to be part of a tax-free reorganization under Section 368(a)(1)(A) and 368(a)(2)(E) of the Code. In the event the Merger is not completed, PMI will reimburse Ms. DeWitt for the tax consequences as a result of her exchange. See "The Merger -- Interests of Certain Persons In the Merger," and "-- Certain Federal Income Tax Consequences."

                    PMI SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated statement of income and balance sheet data as of or for each of the years ended December 31, 1996, 1995, 1994 and 1993 presented below were derived from the Consolidated Financial Statements of PMI, which have been audited by Deloitte & Touche LLP, independent auditors. The selected consolidated statement of income and balance sheet data for the year ended December 31, 1992 was derived from the unaudited Consolidated Financial Statements of PMI, which include all adjustments which management considers necessary for a fair presentation of the data for such period, all of which were of a normal recurring nature. The table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," PMI's Consolidated Financial Statements, related notes and other financial information set forth in PMI's Annual Report on Form 10-K for the year ended December 31, 1996 which is incorporated herein by reference.

                                                                               YEAR ENDED DECEMBER 31,
                                                           ----------------------------------------------------------------
                                                              1996           1995          1994         1993         1992
                                                              ----           ----          ----         ----         ----
                                                                       ($ IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME:
  REVENUES
    Speedway admissions..................................     $20,248        $17,375      $15,278      $13,997      $13,391(a)
    Other speedway revenues..............................      13,041          7,654        7,181        6,149        6,053(a)
    Merchandise, tires and accessories...................      21,886         16,976       18,059       13,070        9,847
                                                           ----------      ---------      -------      -------      -------
        Total Revenues...................................      55,175         42,005       40,518       33,216       29,291
  EXPENSES
    Operating expenses...................................      18,067         14,060       13,322       11,026       10,820
    Cost of sales(b).....................................      12,834          9,672       10,169        7,573        5,358
    Depreciation and amortization........................       3,167          2,563        2,018        1,601        1,513
    Selling, general and administrative..................       6,185          4,631(c)     4,632(c)     4,420(c)     4,124(c)
                                                           ----------      ---------      -------      -------      -------
        Total Expenses...................................      40,253         30,926       30,141       24,620       21,815
    Operating Income.....................................      14,922         11,079       10,377        8,596        7,476
  Interest income (expense), net.........................       1,950           (895)      (1,005)        (875)        (793)
                                                           ----------      ---------      -------      -------      -------
  Income before taxes....................................      16,872         10,184        9,372        7,721        6,683
  Income taxes...........................................       5,992          3,410(d)     3,032(d)     2,528(d)       753(d)(e)
                                                           ----------      ---------      -------      -------      -------
  Net Income.............................................     $10,880        $ 6,774      $ 6,340      $ 5,193      $ 5,930
                                                           ==========      =========      =======      =======      =======
Pro forma net income per share...........................       $0.90          $0.84
Pro forma weighted average shares outstanding............  12,128,920      8,077,245
SELECTED OPERATING DATA:
  Operating margin.......................................        27.0%          26.4%        25.6%        25.9%        25.5%
  Number of seats
    Michigan Speedway....................................      98,276         88,141       77,991       72,906       66,173
    Nazareth Speedway....................................      35,654         30,534       30,534       26,668       24,270
  Total attendance.......................................     599,480        518,396      448,168      414,937      362,502
  Number of events
    Winston Cup..........................................           2              2            2            2            2
    CART.................................................           2              2            2            2            2
    Other................................................           5              4            5            4            3

                                                                                     DECEMBER 31,
                                                           ----------------------------------------------------------------
                                                              1996           1995          1994         1993         1992
                                                              ----           ----          ----         ----         ----
BALANCE SHEET DATA
  Total assets...........................................    $183,997        $73,255      $34,510      $36,407      $27,406
  Total debt.............................................       5,563            350       12,515       12,035       10,221
  Total stockholders' equity.............................     145,402         45,812       10,187       13,467       11,062

-------------------------
(a) Revenues in 1992 include $2.6 million, relating to Indy Car Grand Prix, Inc., a company which promoted an annual CART sanctioned event in Cleveland, Ohio and whose assets were sold in 1993.

(b) Cost of sales relates only to revenue from merchandise, tires and accessories sales.

(c) Penske Corporation allocated consolidated corporate overhead as management fees on a pro-rata basis among Penske Corporation's operating subsidiaries, pursuant to formulas which management believes are reasonable. The management fees charged to PMI are not necessarily reflective of the expense PMI would have incurred on a stand-alone basis during such periods. Management estimates that had PMI operated on a stand-alone basis during such periods actual expenses paid would have been 60-70% of the management fees paid of $450,000, $600,000, $654,000 and $774,000 in 1992, 1993, 1994
    and 1995, respectively.

(d) The effective tax rate is lower than the statutory rate because Competition Tire West was a subchapter S corporation prior to its acquisition by PMI in 1996.

(e) PMI is a member of a consolidated tax group. Prior to 1993, income taxes were allocated based on a proportionate amount of income before taxes generated by each member of the group. In 1993 the method of recording was changed to reflect the adoption of FASB 109, "Accounting for Income Taxes." The impact of such change was to record tax expense as if PMI were a separate taxpayer.

                                  RISK FACTORS

     IN CONSIDERING THE MATTERS SET FORTH IN THIS PROXY STATEMENT/PROSPECTUS, NCMS SHAREHOLDERS SHOULD CAREFULLY CONSIDER, AMONG OTHER THINGS, THE SIGNIFICANT RISKS AND FACTORS DESCRIBED BELOW WHICH ARE ASSOCIATED WITH THE MERGER AND AN INVESTMENT IN THE SHARES OF PMI STOCK BEING OFFERED.

RELATIONSHIP WITH SANCTIONING BODIES

     PMI's success has been and will remain dependent to a significant extent upon maintaining a good working relationship with the sanctioning bodies of its racing events, particularly NASCAR and CART. In 1996, PMI's NASCAR-sanctioned races accounted for approximately 44% of PMI's total revenue. Each NASCAR sanction agreement is negotiated on an annual basis. In 1996, PMI's two CART-sanctioned car races accounted for approximately 16% of PMI's total revenue. Each CART sanction agreement continues through at least the 1998 race season. Although PMI has held sanction agreements with NASCAR for two Winston Cup events since 1973 and a sanction agreement with CART for at least one CART-sanctioned event since 1979, and although management believes that its relationships with these sanctioning bodies are good, NASCAR is under no obligation to renew its annual sanction agreements with PMI and CART is under no obligation to extend PMI's sanction agreements beyond the 1998 racing season. Revocation or nonrenewal of a sanction agreement would have a material adverse effect on PMI.

ENVIRONMENTAL MATTERS

     Prior to the commencement of construction of the California Speedway, portions of the California Speedway site were identified by Kaiser Ventures, Inc. ("Kaiser"), which transferred the site to PMI and participated in the development of the site, and the applicable governmental agency as requiring remediation by Kaiser to comply with applicable environmental laws. Property owned by Kaiser adjacent to the site has also been identified as requiring remediation by Kaiser. Remediation activities at the site, a former steel production facility, were carried out by Kaiser under a Consent Order between Kaiser and the California Environment Protection Agency, Department of Toxic Substances Control ("DTSC"), dated August 22, 1988. PMI believes that all known and required remediation for the site has been completed. If damage to persons or property or contamination of the environment is determined to have been caused or exacerbated by the conduct of PMI's business or by pollutants, substances, contaminants or wastes used, generated or disposed of by PMI or which may be found on the property of PMI, there may be liability to various parties for such damage and PMI may be required to pay the cost of investigation or remediation, or both, of such contamination or damage caused thereby. The amount of such liability, as to which PMI may be self-insured or which is not subject to indemnification by Kaiser or to which Kaiser does not financially respond, could be material. In addition, should Kaiser fail to remediate properly or honor its indemnification of PMI for such remediation activities, PMI may be required to pay the costs of investigations and/or remediations, which costs may be material. Changes in federal, state or local laws, regulations or requirements, or the discovery of heretofore unknown conditions, could also require additional expenditures by PMI.

     Treated effluent from the site of the California Speedway has been historically utilized by an unrelated party, California Steel Industries, Inc. ("CSI"), in its industrial processes under an arrangement with Kaiser. PMI believes that this utilization will continue into the future, but there can be no assurances in this regard. Should CSI's utilizations cease and an alternative user not be found, or should federal, state or local laws or regulations change, it might be impracticable for the treatment facility servicing the site of the California Speedway to continue in operation. PMI would then be required to connect to the public sewerage system, which could require material expenditures by PMI either to acquire and/or upgrade the treatment facility or to obtain other sanitary wastewater treatment services from a public utility.

COMPETITION

     PMI's racing events compete not only with other sports and other recreational events scheduled on the same dates, but also with other racing events sanctioned by various racing bodies such as NASCAR, CART, the United States Auto Club ("USAC"), the Indy Racing League (the "IRL"), the National Hot Rod Association ("NHRA"), Sports Car Club of America ("SCCA"), the International Motor Sports Association ("IMSA"), the Automobile Racing Club of America ("ARCA") and others. Racing events sanctioned by different organizations often are held on the same dates at separate tracks, in competition with the NASCAR and CART event dates. In addition, motorsports facilities compete for the patronage of motor racing spectators with other track owners and with other sports and entertainment businesses, many of which have resources that exceed those of PMI. The quality of the competition, type of racing event, caliber of the events, sight lines, location, ticket pricing and customer conveniences, among other things, differentiate the various motorsports facilities. In addition, while PMI believes that the California Speedway is the only oval speedway operating in Southern California, there have been and continue to be numerous attempts by other parties to develop a permanent speedway to serve the large Southern California market. Currently, projects have been announced for sites in Long Beach, Victorville, Lake Elsinore, San Jose and Coachella Valley, California. There can be no assurance that PMI will maintain or improve its position in light of such competition.

THE INDY RACING LEAGUE

     In 1995, the IRL was formed as a rival league for CART-sanctioned race events, competing directly with CART and the PPG Indy Car World Series. PMI is unable to predict whether or to what extent the IRL and CART competition will affect its future operating results and is unable to predict the effect that a successful IRL would have on its future operating results.

DEPENDENCE ON KEY PERSONNEL

     PMI's success depends upon the availability and performance of its senior management, particularly Roger S. Penske, PMI's Chairman. Mr. Penske's reputation and experience within the industry, especially his relationship with NASCAR and CART, will continue to be important to PMI. The loss of Mr. Penske's services could have a material adverse effect on PMI.

SEASONALITY

     PMI derives a substantial portion of its total revenue from speedway admissions and as other revenue derived from its speedway events. Until this year, PMI's events were held in April, May, June, July and August; however, this year there are three event weekends scheduled for the California Speedway in each of June, September and October. In addition, NCMS, of which PMI acquired approximately 69.9% in April 1997, hosted a race weekend in the first quarter of 1997 and will host a race weekend in the fourth quarter of 1997; and Homestead Speedway, of which PMI acquired 40% in July 1997, will host one major racing event in the fourth quarter of 1997. As a result, PMI's business has been, and is expected to remain, highly seasonal. During 1996, PMI's second and third quarters accounted for approximately 88% of PMI's total annual revenue and in excess of 100% of its total annual operating income. PMI has historically experienced an operating loss in its first and fourth quarters during which it historically promoted no races.

LIABILITY FOR PERSONAL INJURIES

     Racing events can be dangerous to participants and to spectators. PMI maintains insurance policies that provide coverage within limits that in management's judgment are sufficient to protect PMI from material financial loss due to liability for personal injuries sustained by persons on PMI's premises in the ordinary course of PMI's business. Nevertheless, there can be no assurance that such insurance will be adequate or available at all times and in all circumstances. PMI's financial condition, results of operations and cash flows would be adversely affected to the extent claims and associated expenses exceed insurance recoveries.

INDUSTRY SPONSORSHIPS AND GOVERNMENT REGULATIONS

     The motorsports industry generates significant revenue each year from the promotion, sponsorship and advertising of various companies and their products. Government regulation can adversely impact the availability to motorsports of this promotion, sponsorship and advertising revenue. Advertising by the tobacco and liquor industries is generally subject to greater governmental regulation than advertising by other sponsors of PMI's events. During the past several months, various state attorney generals and certain plaintiffs' attorneys announced settlement arrangements with the tobacco industry that if approved and, if implemented, could potentially restrict tobacco industry sponsorship of, and advertising at, sporting events. Advertising revenue from the tobacco and liquor industry accounted for less than 2% of PMI's total revenue in the year ended December 31, 1996.

FINANCIAL IMPACT OF BAD WEATHER

     Weather conditions affect sales of tickets, concessions, merchandise and souvenirs, among other things, at speedway events. Although PMI sells nonrefundable tickets well in advance of its events, poor weather conditions could have an adverse effect on PMI's results of operations.

POTENTIAL SEISMIC ACTIVITY

     The geology and other natural conditions of the Southern California area in which the California Speedway is located present risks of natural disasters, particularly the risk of seismic activity which could cause significant damage to the California Speedway facilities and/or adjacent public thoroughfares and adversely affect PMI's financial condition and results of future operations. PMI maintains insurance policies that provide coverage within limits that in management's judgment are sufficient to protect PMI from material financial loss resulting from damage to the California Speedway as a result of seismic activity. Nevertheless, there can be no assurance that such insurance will be adequate or available at all times and in all circumstances. PMI's financial condition and business prospects would be adversely affected to the extent claims and associated expenses exceed insurance recoveries.

CONTROL OF PMI

     As of September 19, 1997, PSH Corp., an indirect 80%-owned subsidiary of Penske Corporation, was the beneficial owner of approximately 55.1% of PMI's Stock. As a result, PSH Corp. controls the outcome of substantially all issues submitted to PMI's shareholders, including the election of all of PMI's directors. If the Merger is completed on terms consistent with those currently proposed, PSH Corp. would own approximately % of PMI's Stock assuming all shareholders of NCMS elect to receive shares of PMI Stock.

POSSIBLE VOLATILITY OF STOCK PRICE

     The stock market has, from time to time, experienced extreme price and volume fluctuations, which could adversely affect the market price of the PMI Stock without regard to the financial performance of PMI. The market price of the PMI Stock may also fluctuate substantially in response to variations in PMI's results of operations, announcements by PMI or other developments affecting PMI, as well as by general economic and other external factors.

SHARES ELIGIBLE FOR FUTURE SALE

     In addition to the 14,148,340 shares of PMI Stock currently outstanding and
the      shares of PMI Stock which would be outstanding after completion of the
Merger on the terms currently proposed (assuming NCMS shareholders all elect to receive PMI Stock), PMI has reserved an additional 400,000 shares of PMI Stock for issuance pursuant to PMI's Stock Option Plan, which shares are registered under the Securities Act, and will be freely transferable. PMI has granted options to purchase 190,000 shares of PMI Stock pursuant to such plan. The 7,871,554 shares of PMI Stock beneficially owned by the principal shareholders of PMI are "restricted securities", as defined in Rule 144 ("Rule 144") under the Securities Act, and may be resold in compliance with Rule 144. Ms. DeWitt has agreed not to resell or otherwise dispose of the 906,542 Shares of

PMI Stock recently issued to her in connection with the acquisition of her NCMS shares for a period of one year; however, Ms. DeWitt's estate has the right beginning upon the earlier of her death or May 15, 1998 to demand registration of her shares of PMI Stock for resale to the public in addition to her right to sell such shares in compliance with Rule 144 after the expiration of the one year "lock-up" period. No prediction can be made as to the effect that resale of shares of PMI Stock, or the availability of shares of PMI Stock for resale, will have on the market price of the PMI Stock prevailing from time to time. The resale of substantial amounts of PMI Stock, or the perception that such resales may occur, could adversely affect prevailing market prices of the PMI Stock.

POSSIBLE DEPRESSING EFFECT OF FUTURE SALES OF PMI STOCK ISSUED IN FUTURE ACQUISITIONS

     PMI may issue PMI Stock in connection with possible future acquisitions or in other transactions. There can be no assurance as to when, and how many of, such shares will be sold and the effect such sales may have on the market price of PMI Stock. Such securities may be subject to resale restrictions in accordance with the Securities Act and the regulations promulgated thereunder. As such restrictions lapse or if such shares are registered for sale to the public, such securities may be sold to the public. In the event of the issuance and subsequent resale of a substantial number of shares of PMI Stock, or a perception that such sales could occur, there could be a material adverse effect on the prevailing market price of PMI Stock.

ANTI-TAKEOVER PROVISIONS

     Certain provisions of PMI's Certificate of Incorporation and By-laws authorize the issuance of "blank check" preferred stock, stagger the election of directors and establish advance notice requirements for director nominations and actions to be taken at shareholder meetings. These provisions could discourage or impede a tender offer, proxy contest or other similar transaction involving control of PMI, which transaction might be viewed favorably by minority shareholders. See "Comparison of Shareholder Rights."

DILUTION

     The issuance of additional shares of PMI Stock upon completion of the Merger and any possible future acquisitions or business combinations for PMI Stock may have a dilutive effect on earnings per share and will have a dilutive effect on the voting rights of the holders of PMI Stock. Assuming the consummation of the Merger and that all shareholders of NCMS elect to receive PMI Stock in the Merger, Ms. DeWitt and the other shareholders of NCMS will own approximately % of the outstanding shares of PMI Stock based on the number of shares of PMI Stock outstanding as of September 19, 1997, plus the PMI Stock assumed to be issued in the Merger.

                              THE SPECIAL MEETING

PURPOSE OF THE SPECIAL MEETING

     At the Special Meeting, which will be held on Monday, October 27, 1997 at the offices of NCMS, located at 2152 North US 1 Highway, Rockingham, North Carolina 28380, commencing at 10:00 A.M., local time, and at any and all adjournments or postponements thereof, holders of NCMS Stock will consider and vote upon the proposal to approve and adopt the Merger Agreement, pursuant to which NCMS will be merged with and into Merger Sub, with Merger Sub being the surviving corporation, and such other matters as may properly be brought before the Special Meeting. If the Merger is approved and completed in accordance with the Merger Agreement, at the Effective Date, NCMS will become a wholly-owned subsidiary of PMI, and each outstanding share of NCMS Stock, other than any shares owned by PMI, shares held in the treasury of NCMS and dissenting shares will be converted into and exchangeable for, at the holder's option, either (i) $19.61 in cash or (ii) $19.61 worth of PMI Stock with the PMI Stock being valued at the Average Closing Price and with cash being paid in lieu of fractional shares.

     A MAJORITY OF THE MEMBERS OF THE BOARD HAS APPROVED THE MERGER AND THE MERGER AGREEMENT AND RECOMMENDS THAT NCMS SHAREHOLDERS VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT. SEE "THE MERGER -- BACKGROUND OF THE MERGER," " -- RECOMMENDATION OF THE BOARD OF DIRECTORS OF NCMS; REASONS FOR THE MERGER" AND " -- INTERESTS OF CERTAIN PERSONS IN THE MERGER."

RECORD DATE; VOTING RIGHTS; PROXIES

     The Board has fixed the close of business on September 19, 1997 as the Record Date for determining holders entitled to notice of and to vote at the Special Meeting.

     As of the Record Date, there were 2,236,705 shares of NCMS Stock issued and outstanding, each of which entitles the holder thereof to one vote. All shares of NCMS Stock represented by properly executed proxies delivered to NCMS will, unless such proxies have been previously revoked, be voted in accordance with the instructions indicated in such proxies. IF NO INSTRUCTIONS ARE INDICATED, SUCH SHARES OF NCMS STOCK WILL BE VOTED IN FAVOR OF APPROVAL AND ADOPTION OF THE MERGER AGREEMENT. NCMS does not know of any matters other than as described in the accompanying Notice of Special Meeting that are to come before the Special Meeting. If any other matter or matters are properly presented for action at the Special Meeting, the persons named in the enclosed form of proxy and acting thereunder will have the discretion to vote on such matters in accordance with their best judgment, unless such authorization is withheld. A shareholder who has given a proxy to NCMS may revoke it at any time prior to its exercise by giving written notice thereof to the Secretary of NCMS, by signing and returning a later dated proxy or by voting in person at the Special Meeting. Accordingly, shareholders who have executed and returned to NCMS proxy cards in advance of the Special Meeting may change their vote at any time prior to or at the Special Meeting; however, mere attendance at the Special Meeting will not in and of itself have the effect of revoking any proxy.

     Votes cast by proxy or in person at the Special Meeting will determine whether or not a quorum is present at the Special Meeting and will be tabulated by election inspectors appointed for the Special Meeting. The election inspectors will treat abstentions as shares that are present and entitled to vote for purposes of determining the presence of a quorum but as unvoted for purposes of determining the approval of any matter submitted to the shareholders for a vote.

SOLICITATION OF PROXIES

     NCMS will bear its own cost of solicitation of proxies. Fiduciaries, nominees and others will be reimbursed for their out-of-pocket expenses in forwarding proxy materials to beneficial owners of stock held in their names.

QUORUM

     The presence in person or by properly executed proxy of holders of a majority of the issued and outstanding shares of NCMS Stock is necessary to constitute a quorum at the Special Meeting.

REQUIRED VOTE

     The approval of the Merger Agreement requires the affirmative vote of the holders of a majority of the outstanding shares of NCMS Stock. PMI intends to vote all 1,563,478 (approximately 69.9% of the outstanding shares of NCMS stock) of the shares of NCMS Stock owned directly or indirectly by it in favor of the Merger and the Merger Agreement. Therefore PMI has sufficient voting power to approve the Merger and the Merger Agreement without the affirmative vote or the attendance at the Special Meeting of any other NCMS shareholders. Abstentions will have the effect of votes against approval of the Merger and the Merger Agreement. See "The Merger -- Interests of Certain Persons in the Merger."

     THE MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING ARE OF GREAT IMPORTANCE TO THE SHAREHOLDERS OF NCMS. ACCORDINGLY, SHAREHOLDERS ARE URGED TO READ AND CAREFULLY CONSIDER THE INFORMATION PRESENTED IN THIS PROXY STATEMENT/PROSPECTUS, AND TO COMPLETE, DATE, SIGN AND PROMPTLY RETURN THE ENCLOSED PROXY IN THE ENCLOSED POSTAGE-PAID ENVELOPE. NCMS SHAREHOLDERS SHOULD NOT RETURN STOCK CERTIFICATES WITH THE ENCLOSED PROXY.

                                   THE MERGER

     This section of this Proxy Statement/Prospectus, as well as the next section of this Proxy Statement/Prospectus entitled "The Merger Agreement," describe certain aspects of the proposed Merger. To the extent that it relates to the Merger Agreement or other agreements described in this Proxy Statement/Prospectus, the following description does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement which is attached as Annex A to this Proxy Statement/Prospectus and is incorporated herein by reference and such other agreements that are filed as exhibits to the Registration Statement filed by PMI with the Commission under the Securities Act, with respect to the securities offered hereby. All NCMS shareholders are urged to read the Merger Agreement in its entirety.

GENERAL

     The Merger Agreement provides that the Merger will be consummated if the approvals of the NCMS shareholders required therefor are obtained and all other conditions to the Merger are satisfied or waived. At the Effective Date, NCMS will be merged with and into Merger Sub, and Merger Sub will continue as a wholly-owned subsidiary of PMI. As a result, at the Effective Date, each share of NCMS Stock issued and outstanding immediately prior to the Effective Date, other than any shares owned by PMI, shares held in the treasury of NCMS, and Dissenting Shares in respect of which dissenter's rights are properly exercised under the NCBCA, will be converted into and exchangeable, at the holder's option, for either (i) $19.61 in cash or (ii) $19.61 worth of PMI Stock, with the PMI Stock being valued at the Average Closing Price. No fractional shares of PMI Stock will be issued in the Merger. In lieu of fractional shares, each holder of NCMS Stock who otherwise would be entitled to receive a fractional share of PMI Stock will instead receive cash (without interest) determined by multiplying the Average Closing Price by the fractional share interest to which such holder would otherwise be entitled.

     In addition to the payment of the Merger Consideration, if PMI purchases any Dissenting Shares for an amount in excess of $19.61 per share from any person who owned more than 5% of the outstanding NCMS Stock immediately before the Effective Date, PMI will promptly pay in cash to each holder of NCMS Stock outstanding immediately before the Effective Date (other than the Dissenting Shares) an additional amount per share equal to such excess, less any amount per share received as described in the next sentence. In addition, if PMI, during the one year period following the Effective Date, sells all of the outstanding common stock of the surviving corporation or all or substantially all of the assets of the surviving corporation to any person other than PMI or its affiliates, PMI shall promptly pay in cash to each holder of NCMS Stock immediately before the Effective Date (other than Dissenting Shares) an additional amount equal to the difference between (i) such holder's proportionate share (based on such holder's percentage ownership of the NCMS Stock immediately before the Effective Date) of the net sales price received by PMI from such sale, less the Merger Consideration paid to such holder, and (ii) any amount received by such holder pursuant to the first sentence of this paragraph.

EFFECTIVE DATE

     Consummation of the Merger will occur upon the filing of Articles of Merger with the Secretary of State of the State of North Carolina or at such later time as is specified in such Articles. The filing of the Articles of Merger will occur as soon as practicable after the satisfaction or waiver of all conditions to the closing of the transactions contemplated by the Merger Agreement. The Merger Agreement will be terminated if the Merger shall not have been consummated on or before December 31, 1997 unless any party extends the Merger Agreement for an additional 180 days. See "The Merger Agreement -- Conditions to the Merger" and "-- Termination."

CONVERSION OF SHARES; PROCEDURES FOR EXCHANGE OF CERTIFICATES

     The conversion of NCMS Stock into the right to receive, at the holder's option, cash or PMI Stock will occur automatically at the Effective Date. Promptly after the Effective Date, Merger Sub shall mail transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing shares of NCMS Stock shall pass, only upon proper delivery of such certificates to Merger Sub) to each holder of NCMS Stock of record as of the Effective Date advising such holder of the procedure for surrendering to Merger Sub outstanding certificates formerly evidencing NCMS Stock in exchange for cash or new certificates for PMI Stock and cash in lieu of fractional shares. Upon surrender to Merger Sub of a certificate formerly representing shares of NCMS Stock, together with duly executed transmittal materials and such other documents as may reasonably be required by the Merger Sub, the holder of such Certificate shall be paid, as elected by such holder (i) the number of whole shares of PMI Stock that such person is entitled to receive in the Merger and cash in lieu of fractional shares or (ii) if the holder so elects in the transmittal materials, $19.61 per share of NCMS Stock (without interest). Upon surrender, each certificate theretofore evidencing NCMS Stock shall be cancelled.

     If any issuance of shares of PMI Stock in exchange for shares of NCMS Stock is to be made to a person other than the NCMS shareholder in whose name the certificate is registered at the Effective Date, it will be a condition of such exchange that the certificate so surrendered be properly endorsed or otherwise in proper form for transfer and that the NCMS shareholder requesting such issuance either pay any transfer or other tax required or establish to the satisfaction of PMI that such tax has been paid or is not payable.

     Beginning on the Effective Date, there will be no further transfers of NCMS Stock on the stock transfer books of the surviving corporation. If a certificate representing NCMS Stock is presented for transfer, it will be cancelled and either cash or a certificate representing the appropriate number of full shares of PMI Stock and cash in lieu of fractional shares will be issued in exchange therefor.

     At the Effective Date, all shares of NCMS Stock shall no longer be outstanding and shall automatically be cancelled and retired and cease to exist, and each holder of a certificate representing any such shares of NCMS Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration, without interest, or, with respect to holders of Dissenting Shares, rights provided under Article 13 of the NCBCA. If the holder of NCMS Stock does not make the election as to which form of Merger Consideration to receive within 15 days following written notice from PMI regarding the election, then such holder shall be deemed to have elected to receive cash. No dividends or other distributions, if any, payable to holders of record of PMI Stock prior to the Effective Date will be paid to the holders of any certificates for shares of NCMS Stock.

     NCMS SHAREHOLDERS SHOULD NOT FORWARD STOCK CERTIFICATES TO MERGER SUB UNTIL THEY HAVE RECEIVED TRANSMITTAL LETTERS. NCMS SHAREHOLDERS SHOULD NOT RETURN STOCK CERTIFICATES WITH THE ENCLOSED PROXY.

BACKGROUND OF THE MERGER

THE PROPOSALS

     One of PMI's strategies has been to increase its revenues and diversify its business by acquiring additional speedways. PMI began negotiating with the majority shareholder of NCMS in August 1996 to determine if it could acquire NCMS's business. After negotiations, on April 1, 1997, PMI and Ms. Carrie B. DeWitt entered into a Shareholder Option and Voting Agreement (as subsequently amended, the "Option Agreement"). Pursuant to the Option Agreement, Ms. DeWitt granted to PMI the option to acquire all 1,461,378 shares of her NCMS Stock in exchange for PMI Stock at a ratio of one share of NCMS Stock for each .620333 share of PMI Stock. The ratio reflected a value of $18.61 per share of NCMS Stock and $30.00 per share of PMI Stock. PMI paid $1,400,000 (equivalent to $.958 per share of Ms. DeWitt's stock) into escrow for the option, payable to Ms. DeWitt upon the occurrence of certain events relating to consummation of the Merger. PMI also agreed that if it exercised the option and the transaction were taxable to Ms. DeWitt, it would reimburse, on a tax-free basis, her income taxes, if any, resulting from the exchange, less $1,400,000. PMI exercised the option on May 15, 1997, and after such exercise owned 1,563,478 shares of NCMS stock (approximately 69.9% of the outstanding shares). The Option Agreement provides Ms. DeWitt with rights during specified periods to dispose of most of the PMI Stock she received upon exercise at a price of at least $30.00 a share, either through a sale to PMI or an affiliate or registration of such shares for sale to the public.

     On April 1, 1997, the same day it entered into the Option Agreement, PMI submitted a merger proposal to the Board to acquire all shares of NCMS Stock for either $14.00 in cash or .62033 share of PMI Stock for each share of NCMS Stock. As amended on April 9, 1997, PMI proposed that holders of NCMS Stock would have the option to receive either $18.61 in cash or .620333 share of PMI Stock for each share of NCMS Stock (the "PMI Proposal"). On April 2, 1997, SMI submitted a proposal to acquire NCMS for approximately $23.00 per share (the "SMI Proposal"). SMI owns approximately 12,984 shares of NCMS Stock and Mr. O. Bruton Smith, SMI's principal shareholder, owns approximately 532,398 shares of NCMS Stock (together, approximately 24.4% of the outstanding NCMS Stock).

     On April 9, 1997, the Board established a special committee (the "Special Committee") to review both the PMI Proposal and the SMI Proposal. On April 16, 1997, SMI modified its proposal to provide that NCMS shareholders would have the option to receive $32.00 in cash or $32.00 in market value of SMI Common Stock, par value $0.01 per share ("SMI Stock"). SMI also proposed to give shareholders a five-year right to put the SMI Stock back to SMI. SMI supplemented its proposal on June 24, 1997, and again on July 3, 1997, and occasionally submitted revised merger proposals, the last of which was submitted on August 1, 1997, in the form of a revised draft of merger agreement. SMI's final proposal included an offer to purchase minority shares for $18.63 if its merger were not approved by shareholders, which price was later increased to $28.00, but this offer expired if the Board approved a merger with any other party. PMI also submitted revised drafts of its proposal from time to time. On June 22, 1997, upon the request of the Special Committee, PMI orally modified its proposal to provide the Merger Consideration described under the caption "Conversion of Shares; Procedures For Exchange of Certificates" above. This final proposal was submitted in written form on June 27, 1997.

THE SPECIAL COMMITTEE'S ACTIVITIES AND INVESTIGATIONS

     The Special Committee held meetings on April 9, April 21, June 19, June 23, and July 2, 1997. In addition, the chairman of the Special Committee was in regular contact with counsel for the Special Committee, who performed various functions on behalf of the Special Committee. At its April 9 meeting, the Special Committee engaged special independent counsel. At such meeting, counsel advised the Special Committee regarding its legal rights and duties, including its fiduciary duties as directors. The Special Committee directed that all contacts with the Special Committee be through such counsel, and such counsel so notified the other interested parties. Such counsel has also maintained regular contacts with NCMS counsel and counsel for PMI and SMI.

     At its April 21 meeting, the Special Committee interviewed two firms proposed as independent financial advisors to the Special Committee. After the interview, Interstate/Johnson Lane Corporation ("IJL") was engaged to serve as the Special Committee's independent financial advisor and was commissioned to conduct its investigations of NCMS, PMI, SMI, and the PMI and SMI Proposals. Pursuant to its engagement, IJL interviewed management of NCMS and management of PMI and SMI; reviewed financial and operational information about NCMS and about PMI and SMI; and performed financial evaluations of NCMS, PMI, SMI and the PMI and SMI Proposals. IJL also made other investigations on behalf of the Special Committee relating to the business of NCMS.

     At its June 19 meeting, the Special Committee discussed the financial aspects of the PMI and SMI Proposals. Counsel and IJL also discussed with the Special Committee the terms of the draft merger agreements that had been submitted by PMI and SMI. The Special Committee then discussed its available alternatives in responding to such proposals. The Special Committee instructed its counsel to contact counsel for PMI and SMI and try to determine whether they were willing to improve their proposals before the Special Committee made its recommendation, and scheduled its next meeting for June 23 to further consider such proposals and any changes therein. The contacts by counsel resulted in the modifications to the proposals described above.

     At its June 23 meeting, the Special Committee heard a report by counsel on his contacts with counsel for PMI and SMI. He reported that SMI's counsel had called earlier in the morning and indicated that SMI was considering a modification of its proposal, but that he would not be in a position to present such modification until later in the day. The Special Committee then discussed what its recommendations might be in the absence of any modification of the SMI Proposal, and agreed to meet again if any such modification were presented that merited further discussion and action.

     The Special Committee then met on July 2, 1997 to discuss its recommendations in light of the June 24, 1997 letter from SMI supplementing the SMI Proposal. The Special Committee discussed the alternatives before it, reviewed a draft of the Special Committee report, and unanimously approved the report and the conclusions and recommendations set forth therein.

BASIC LEGAL MATTERS CONSIDERED BY THE SPECIAL COMMITTEE

     The Special Committee considered the duties of directors under North Carolina corporate law, including the requirement that they discharge their duties as directors, including as members of the Special Committee, (a) in good faith; (b) with the care an ordinarily prudent person in a like position would exercise under similar circumstances; and (c) in a manner reasonably believed to be in the best interests of NCMS. The Special Committee considered its entitlement, under North Carolina corporate law, in discharging such duties, to rely upon information, opinions, reports and statements prepared and presented by professional advisors, including its counsel and its financial advisors, as to matters within their professional or expert competence. The Special Committee specifically considered that, under North Carolina corporate law, (a) the mergers proposed by PMI and SMI require shareholder approval, (b) shareholder approval of a merger requires the affirmative vote of the holders of a majority of the outstanding shares of NCMS Stock, (c) for a plan of merger to be approved, the board must recommend the plan of merger to the shareholders unless it determines that because of a conflict of interest or other special circumstances it should make no recommendation, (d) the board may condition its submission of a proposed plan of merger on any basis, and (e) a shareholder is entitled to dissent from, and obtain payment of the "fair" value of such shareholder's NCMS Stock in the event of either of the mergers proposed by PMI and SMI.

CONCLUSIONS

     Based upon its investigations, the advice of its legal and financial advisors as to matters within their professional competence and its consideration of the facts and circumstances presented and application of its business judgment to such facts and circumstances, the Special Committee reached the following conclusions:

          A. Each of the PMI Proposal and the SMI Proposal, considered alone and without regard to the other, is fair to the shareholders of NCMS from a financial point of view, and either is preferable to maintaining the status quo in which the NCMS shareholders have no ready opportunity to sell their shares at a fair price:

             1. The merger consideration per share offered by the PMI Proposal ($19.61), represents a total equity value of the Company of $43.9 million, which is above the range of values that IJL concluded was appropriate ($35 to $40 million) and at the upper end of the range indicated by all of the analyses considered by IJL ($25.8 to $45.6 million). Such merger consideration is also approximately equivalent to the value of the cash and shares paid to Ms. DeWitt for her NCMS Stock and the option granted thereon ($18.61 in PMI Stock valued at the time of the transaction and $0.958 per share for her option), although it does not reflect any value for the "price protection" afforded to Ms. DeWitt under the Option Agreement. Such merger consideration also affords the opportunity for shareholders to receive PMI Stock in a "tax-free" reorganization and therefore continue the shareholder's investment in a larger company whose operations will include the operations of NCMS and whose common stock is publicly traded. To the best knowledge of the members of the Special Committee, such merger consideration also appeared to represent a significantly higher price per share than has been offered for the NCMS Stock prior to the PMI and SMI Proposals and PMI's entering into the Option Agreement with Ms. DeWitt. PMI's agreement to provide to all other shareholders the benefit of any greater consideration paid to dissenting shareholders under the conditions specified was also considered by the Special Committee to be a significant enhancement of the original PMI Proposal.

             2. The merger consideration offered in the SMI Proposal ($32.00 per share of NCMS Stock) is substantially greater than that offered in the modified PMI Proposal and offers at least the same advantages, at the higher values, including the opportunity for a "tax-free" exchange into shares of a larger company that are publicly traded on the New York Stock Exchange. Even if the "tax-free" exchange were unavailable for the SMI Proposal, the differential in amount of merger consideration should be more than sufficient in the case of most if not all shareholders to cover the amount of income taxes payable. The "put" option offered by the SMI Proposal adds value to the stock consideration offered.

             3. The merger contemplated by the SMI Proposal, however, will require the affirmative vote of PMI, and the Special Committee has been advised through counsel that PMI will not vote its shares in favor of the SMI Proposal. The Special Committee did not believe that it has any right, or any available method, to require PMI, as majority shareholder, to vote its shares in favor of the SMI Proposal. Consequently, the SMI Proposal appears to bear a contingency (shareholder approval) that cannot be met.

             4. Although the Special Committee determined that the SMI Proposal offered greater value for the NCMS Stock, the Board also concerned itself with the consequences of no feasible proposal being presented to the shareholders (that is, one in which the shareholders will have a real opportunity, as a practical matter, to realize fair value for their shares). In the view of the Special Committee, submission of the PMI Proposal for approval by the shareholders (which approval would be expected) is preferable, from the point of view of the minority shareholders as a whole, to presenting no opportunity for liquidity for the minority shareholders. To maintain the status quo would present the risk that the shareholders of NCMS would indefinitely maintain an illiquid investment, and the opportunities for liquidity at a price at least equivalent to that offered by the PMI Proposal may not arise again in the foreseeable future.

          B. The supplement to the SMI Proposal set forth in SMI's letter of June 24 was responsive to the Special Committee's concern for providing liquidity for the minority shareholders of NCMS in the event that the SMI Proposal would not be approved by majority vote of the shareholders, although it was conditioned upon the Board not approving any other merger or acquisition proposal (which would include the PMI Proposal) and upon submission of the SMI Proposal to the shareholders and its rejection by PMI. The $28 per share consideration offered by the SMI Proposal, when compared with the $19.61 cash option in the PMI Proposal, is significantly greater; when compared with the option of taking $19.61 in PMI Stock in a "tax-free" reorganization, receipt of $28 in cash in a taxable transaction will likely also be as valuable or more valuable to the shareholder in most if not all cases, since the after-tax proceeds will likely be greater than the value of the PMI Stock at the applicable exchange ratio (depending upon the shareholder's tax basis and holding period in NCMS Stock, applicable federal and state tax rates (including legislation reducing the rate of federal tax on capital gains), application of other taxes such as alternative minimum tax, and taking into account the timing of tax payments) and could be used to purchase PMI Stock (if desired) on the open market (which shares would then have a tax basis equal to the purchase price, rather than the "transferred basis" of the NCMS Stock acquired in a "tax-free" exchange). Moreover, the offered $28 per share consideration could be accepted or declined at the election of the individual shareholder. That the $28 offer is not made to PMI as majority shareholder is not of concern, since by voting in favor of SMI Proposal PMI would have the power to receive a greater value per share if it should choose to do so. The principal risk, from the point of view of the minority shareholders, in pursuing the modified SMI Proposal was the risk of delay in the commencement of SMI's offer due to delay in the submission of the SMI Proposal to the shareholders for their vote, due to delays, whether within or beyond SMI's control, in obtaining the necessary regulatory approvals (Securities Act registration and clearance under the HSR Act) to present the SMI Proposal to the shareholders. Recommendation of the modified SMI Proposal upon the conditions specified was to be subject to appropriate contractual assurances that if submission of the SMI Proposal to the shareholders was delayed through no fault of NCMS, SMI would nevertheless make its $28 offer to the minority shareholders by some specified date within a reasonable time after submission of its proposal is approved by the Board. Through its counsel, SMI indicated that it is willing to provide such assurance, although specific terms were not submitted to the Special Committee by the time of issuance of its opinion.

          C. Independent of the feature of the modified SMI Proposal providing for SMI's offer to purchase NCMS Stock from the majority shareholders at $28 per share if the SMI Proposal alone is submitted to the shareholders and rejected by the minority, SMI, through its counsel, has asserted that it should have the opportunity to have its proposal submitted to a shareholder vote, and that if PMI elects to vote against it in its capacity as a shareholder, it should be presented with that opportunity. The Special Committee believed that NCMS could accommodate SMI's desire for a shareholder vote on its proposal without jeopardizing the opportunity for the shareholders to vote on the PMI Proposal if, as expected, PMI voted against the SMI Proposal. Such accommodation would have required both PMI and SMI to proceed with diligence and in good faith in obtaining regulatory approvals necessary to present their respective proposals to the shareholders (Securities Act registration in both cases and clearance under the HSR Act in the case of SMI), and the Board or Special Committee could have been empowered to require such diligence and good faith and if necessary to proceed without the proposal of either such party who is unable to move ahead toward a shareholder vote within a reasonable time. Nothing in the Special Committee's conclusion, however, was intended to suggest that the Board could not determine in good faith that PMI's stated position that it would not vote in favor of the SMI Proposal would make submission of the SMI Proposal futile; however, it was the view of the Special Committee that submission of both proposals should avoid any doubt as to the capacity in which PMI is acting if it chose to exercise its voting power as majority shareholder to prevent shareholder approval of the SMI Proposal.

RECOMMENDATIONS

     Accordingly, the Special Committee made the following recommendations to the Board:

          A. Provided that satisfactory contractual assurances were obtained from SMI that, if submission of the SMI Proposal to the shareholders was delayed through no fault of NCMS, SMI would nevertheless make its $28 offer to the minority shareholders by some specified date within a reasonable time after submission of its proposal was approved by the Board, the Board would (i) approve the merger agreement submitted by SMI (subject to satisfactory changes in response to the comments made by NCMS counsel and the additional terms proposed by SMI and as necessary to conform to these recommendations), (ii) approve the SMI Proposal and submit it to the shareholders (after adopting an appropriate plan of merger reflecting such proposal and the other terms referred to herein) for their vote, and (iii) cause NCMS to proceed with diligence and in good faith to take all such actions (including necessary regulatory approvals) necessary to hold a special meeting of shareholders to act on such proposal as soon as possible.

          B. If such satisfactory contractual assurances were not obtained:

             1. Subject to all of the conditions set forth in the recommendation, the Board submit both the PMI and SMI Proposals to the shareholders (after adopting appropriate plans of merger reflecting such proposals) with the recommendation that (i) the SMI Proposal be approved, but (ii) if the SMI Proposal is not approved, the PMI Proposal be approved, and with the vote on the SMI Proposal to be held before the vote on the PMI Proposal and the submission of the PMI Proposal to be conditioned on the rejection of the SMI Proposal;

             2. The Board approve the respective merger agreements submitted by PMI and SMI, subject to satisfactory changes in response to the comments made by NCMS counsel and as necessary to conform to these recommendations; and

             3. The Board require PMI and SMI to proceed with diligence and in good faith to take all such actions (including necessary regulatory approvals) necessary to hold a special meeting of shareholders to act on such proposals as soon as possible, and reserve the right not to present any such proposal if to do so would result in inordinate delay.

BOARD ACTION

     On August 5, 1997, PMI advised the Board that under no circumstances would it vote its shares of NCMS Stock in favor of the SMI Proposal. The Board then met that day and (i) concluded that it would be futile to submit the SMI Proposal to the shareholders for a vote thereon, (ii) determined that the PMI Proposal is fair to NCMS and its shareholders and that proceeding with the Merger is in the best interests of NCMS and its shareholders, (iii) elected to approve and adopt the Merger Agreement, (iv) authorized the President of NCMS to call a special meeting of shareholders and take all other action reasonably necessary to present the PMI Proposal to the NCMS shareholders, and (v) permitted SMI to tender for any shares of NCMS stock which it chooses. Ten of eleven Board members were present at the meeting, with seven voting in favor of the foregoing and three voting against. On August 5, 1997, Mr. Smith filed a lawsuit to enjoin the Merger, alleging among other things, that the Board breached its fiduciary duty to the minority shareholders of NCMS by approving the Merger.

RECOMMENDATION OF THE BOARD OF DIRECTORS OF NCMS; REASONS FOR THE MERGER

     A majority of the members of the Board has approved the Merger Agreement, has determined that the Merger is fair from a financial point of view and in the best interests of NCMS and its shareholders and recommends that holders of shares of NCMS Stock vote FOR approval and adoption of the Merger Agreement.

     In reaching its decision to approve the Merger Agreement and to recommend that NCMS' shareholders vote for approval and adoption of the Merger Agreement, the Board considered, among other things, the following factors: (i) its knowledge of the business, operations, properties, assets, financial condition and operating results of PMI and NCMS; (ii) judgments as to NCMS' future prospects; (iii) presentations by NCMS' management with respect to NCMS and PMI;
(iv) the recommendation of the Special Committee of the Board which was appointed to analyze the Merger; (v) the economic terms of the SMI Proposal and futility of recommending the SMI Proposal to shareholders of NCMS given PMI's stated position of not voting in favor of the SMI Proposal; (vi) the terms of the Merger Agreement, which were the product of arm's length negotiations (see "The Merger Agreement"); (vii) the historical trading prices, dividend rates and trading activity for PMI Stock; (viii) the compatibility of the respective business philosophies of NCMS and PMI; and (ix) the opportunity for NCMS shareholders to continue to participate, as holders of PMI Stock, in professional motorsports and PMI's related businesses, and to do so by means of a transaction which is designed to be tax-free to NCMS' shareholders. The Board, with the assistance of NCMS' financial advisor, also considered recent and current market prices of PMI Stock, the manner in which the Merger Consideration was determined, and published research reports dealing with the merits of investing in PMI Stock.

     The foregoing discussions of the information and factors considered by the Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Board may have given different weights to different factors. For a discussion of the interests of certain members of NCMS' management and of the Board in the Merger, see " -- Interests of Certain Persons in the Merger" below.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     In considering the recommendation of the Board with respect to the Merger Agreement and the transactions contemplated thereby, shareholders of NCMS should be aware that certain members of NCMS' management and the Board have certain interests in the Merger that other shareholders of NCMS generally do not.

     Prior to consummation of the Merger, Merger Sub, PMI and Ms. Carrie B. DeWitt entered into the Option Agreement. Pursuant to the Option Agreement, Ms. DeWitt granted to PMI options to acquire her NCMS Stock for shares of PMI Stock (at a ratio of .620333 share of PMI Stock for each share of NCMS Stock). PMI agreed that if its exercise of such Option were taxable to Ms. DeWitt, it would pay in such case an amount equal to her income taxes (if any) resulting from such exchange, less $1,400,000. The exchange ratio reflected a value of $18.61 per share of Company Common Stock at a $30.00 per share value of PMI Stock. As part of the consideration for such options, PMI paid $1,400,000 (equivalent to $.958 per share of Ms. DeWitt's NCMS Stock) into escrow, to be disbursed to Ms. DeWitt upon the happening of certain events related to the completion of the Merger. The Option Agreement also gave Ms. DeWitt a put option after a period of time to require PMI to effect the exchange of shares as provided above. Ms. DeWitt's "price protection" rights are available to her beginning upon the earlier of her death or May 15, 1998 and ending seven months after her death. The Option Agreement also included provisions to assure Ms. DeWitt that she (or her estate within seven months after her death) would have the ability, during a specific period, to dispose of her shares of PMI Stock at a price of at least $30.00 per share, either through a registered public offering or through a sale of her shares to an affiliate of PMI. The Option Agreement included various other covenants of Ms. DeWitt and PMI for the benefit of each other. On or about May 15, 1997, PMI exercised its purchase option under the Option Agreement and acquired Ms. DeWitt's NCMS Stock at the stated exchange ratio.

     NCMS has entered into employment agreements (the "Employment Agreements") with Ms. Carrie B. DeWitt, Chairman of the Board, Ms. Jo DeWitt Wilson, President and Chief Executive Officer of NCMS, and Ms. Nancy DeWitt Daugherty, Secretary of NCMS (collectively, the "Officers")that become effective upon the consummation of the Merger. The Employment Agreements provide that the Officers will be employed by NCMS in their current positions for a five-year term commencing on the Effective Date. The term will automatically renew for successive one year periods unless terminated in writing by either party prior to the end of the initial five year term or any successive renewal term. Under the Employment Agreements, Ms. DeWitt, Ms. DeWitt Wilson and Ms. DeWitt Daugherty will receive annual salaries of $125,000, $120,000 and $25,000, respectively, with an annual bonus and annual salary increases at the discretion of the Board. NCMS may terminate any of the Officers' employment upon her death, disability or for cause. The Officers may terminate their employment at any time. In the event an Officer's employment is terminated due to her death or disability, NCMS is obligated to pay the Officer or her estate all compensation and fringe benefits due to her for the remaining term of the Employment Agreement. If an Officer resigns or is terminated for cause, she will receive all compensation due to her through the date of termination. The employment agreements further provide for confidentiality and non-compete provisions during the term of the Officer's employment by NCMS.

     Prior to consummation of the Merger, Ms. DeWitt Wilson was elected to the Board of Directors of PMI.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     The following discussion of certain material federal income tax consequences of the Merger is based on the provisions of the Code, the Treasury Regulations promulgated thereunder, and rulings and court decisions in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. No ruling on any of the issues discussed below has been obtained from the Internal Revenue Service (the "IRS"). This discussion does not address every aspect of the federal income tax laws that may be relevant to holders of NCMS Stock in light of their personal investment circumstances or to certain types of holders of NCMS stock subject to special treatment under the federal income tax laws (for example, foreign persons, banks and life insurance companies and persons who acquired their shares of NCMS Stock as compensation) and is generally limited to holders of NCMS Stock who hold such stock as a capital asset. In addition, this discussion does not address any state, local or foreign tax laws that may be relevant to holders of NCMS Stock.

     It is intended that the Merger qualify as part of a reorganization within the meaning of Section 368(a) of the Code for federal income tax purposes. It is a condition to the obligation of NCMS and PMI to consummate the Merger that PMI and NCMS shall have received the opinion of Drinker Biddle & Reath LLP with respect to the tax treatment of the Merger or a private letter ruling. See "The Merger Agreement -- Conditions Precedent to Closing." The opinion has been filed in its entirety as an exhibit to the Registration Statement. The opinion of Drinker Biddle & Reath LLP provides as follows:

     The Merger will qualify as part of a tax-free reorganization within the meaning of Section 368(a)(1)(A) and 368(a)(2)(D) of the Code if consummated in accordance with the Merger Agreement, and PMI,

NCMS, and Merger Sub will each be a party to the reorganization within the meaning of Section 368(b) of the Code. No gain or loss will be recognized by holders of NCMS Stock upon the receipt by them of the shares of PMI Stock in exchange for their shares of NCMS Stock pursuant to the Merger (except in respect of cash received for fractional shares as discussed below). The aggregate tax basis of the shares of PMI Stock received by the holders of NCMS Stock will be the same as the aggregate tax basis of the shares of NCMS Stock surrendered in exchange therefor (excluding any basis allocable to shares for which cash is provided or to fractional shares for which cash is received). The holding period of the shares of PMI Stock received by holders of NCMS Stock will include the period during which the shares of NCMS Stock surrendered in exchange therefore were held, provided that such shares of NCMS Stock were held as capital assets at the time of the Merger. A holder of NCMS Stock who receives cash in lieu of a fractional share of NCMS Stock will recognize gain or loss equal to the difference between the cash payment received and the holder's tax basis in the shares or the portion of the share or shares of NCMS Stock exchanged therefor. Such gain or loss will be capital gain or loss, provided that such share(s) of NCMS Stock was held as a capital asset at the time of the Merger, will be long-term capital gain or loss if such share(s) had been held for more than eighteen months at such time and will be mid-term capital gain or loss if such share(s) had been held for more than twelve months but not more than eighteen months. No gain or loss will be recognized by NCMS or PMI as a result of the Merger.

     NCMS SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING TAX RETURN REPORTING REQUIREMENTS AND THE APPLICABILITY AND EFFECT OF FEDERAL, STATE, LOCAL, AND OTHER APPLICABLE TAX LAWS.

ANTICIPATED ACCOUNTING TREATMENT

     The Merger will be accounted for using the purchase method of accounting for financial reporting purposes.

REGULATORY APPROVALS

     Except as set forth below, PMI is not aware of any approval or other action by any governmental or administrative agency which would be required for the completion of the Merger as contemplated herein. Should any such approval or other action be required, it will be sought but PMI has no current intention to delay the Merger pending the outcome of any such matter, subject, however, to satisfaction of any of the conditions specified in the Merger Agreement. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions, or that adverse consequences might not result to the business of PMI or NCMS business or that certain parts of the NCMS' business might not have to be disposed of if any such approvals were not obtained or other action taken.

     The federal government has adopted antitrust laws, regulations and rules applicable to attempts to acquire securities of corporations incorporated or operating in the United States. Such laws, regulations and rules, could prohibit the consummation of the Merger. The HSR Act provides that the Merger may not be consummated unless certain information has been furnished to the Division and the FTC and certain waiting period requirements have been satisfied. Such filing and waiting period requirements have all been satisfied.

FEDERAL SECURITIES LAW CONSEQUENCES

     All PMI Stock issued in connection with the Merger will be freely transferable, except that any PMI Stock received by persons who are deemed to be "affiliates" (as such term is defined under the Securities Act) of NCMS or PMI prior to the Merger may be sold by them only in transactions permitted by the resale provisions of Rule 145 under the Securities Act ("Rule 145") with respect to affiliates of NCMS, or Rule 144 under the Securities Act ("Rule 144") with respect to persons who are or become affiliates of PMI, or as otherwise permitted under the Securities Act. Persons who may be deemed to be affiliates of NCMS or PMI generally include individuals or entities that control, are controlled by, or are under common control with, such corporation and may include certain officers and directors of such corporation as well as principal shareholders of such corporation.

     Affiliates may not sell their shares of PMI Stock acquired in connection with the Merger, except pursuant to an effective registration under the Securities Act covering such shares or in compliance with Rule 145 (or Rule 144 in the case of persons who are or become affiliates of PMI) or another applicable exemption from the registration requirements of the Securities Act. In general, under Rule 145, for one year following the Effective Date, an affiliate (together with certain related persons) of NCMS would be entitled to sell shares of PMI Stock acquired in connection with the Merger only through unsolicited "brokers' transactions" or in transactions directly with a "market maker," as such terms are defined in Rule 145. Additionally, the number of shares to be sold by an affiliate (together with certain related persons and certain persons acting in concert) within any three-month period for purposes of Rule 145 may not exceed the greater of 1% of the outstanding shares of PMI Stock or the average weekly trading volume of such stock during the four calendar weeks preceding such sale. Rule 145 and Rule 144 would only remain available, however, to affiliates if PMI remains current with its informational filings with the Commission under the Exchange Act. One year after the Effective Date, an affiliate of NCMS would be able to sell such NCMS Stock without such manner of sale or volume limitations provided that PMI is current with its Exchange Act informational filings and such affiliate is not then an affiliate of PMI. If such person were an affiliate of PMI, such limitations would continue to apply under Rule 144. Two years after the Effective Date, an affiliate of NCMS would be able to sell such shares of PMI Stock without any restrictions so long as such affiliate had not been an affiliate of PMI for at least three months prior thereto.

NASDAQ LISTING

     The shares of PMI Stock to be issued in the Merger will be authorized for listing and trading on Nasdaq under the symbol "SPWY".

DIVIDENDS

     PMI may from time to time consider the payment of cash dividends. However, any declaration and payment of dividends will be (i) dependent upon PMI's results of operations, financial condition, cash requirements, capital improvements and other relevant factors, (ii) subject to the discretion of the Board of Directors of PMI and (iii) payable only out of PMI's surplus or current net profits in accordance with the General Corporation Law of the State of Delaware. No assurance can be given that PMI will be able to pay such dividends at any time in the future.

     The Merger Agreement provides that NCMS will not among other things, prior to the effective date, (i) except in the normal course as consistent with prior practice, declare, set aside or pay any dividend (whether in cash, stock or property) or make any other distribution or payment with respect to any shares of its capital stock or (ii) directly or indirectly redeem, purchase or otherwise acquire any shares of its capital stock or make any commitment for any such action.

DISSENTERS' RIGHTS

     Article 13 (entitled "Dissenters' Rights") of the NCBCA sets forth the rights of shareholders of NCMS who object to the Merger. The following is a summary of the statutory procedures to be followed by a holder of NCMS Stock in order to dissent from the Merger and perfect dissenters' rights under the NCBCA. This summary is qualified in its entirety by reference to Article 13 of the NCBCA, a copy of which is attached as Annex B hereto.

     If any shareholder of NCMS elects to exercise such shareholder's right to dissent from the Merger and demand appraisal, such shareholder must satisfy each of the following conditions:

          (i) such shareholder must give to NCMS, and NCMS must actually receive, before the vote on approval or disapproval of the Merger is taken, written notice (the "Notice") of such shareholder's intent to demand payment for such shareholder's shares if the Merger is effectuated (this Notice must be in addition to and separate from any proxy or vote against the merger; neither voting against, abstaining from voting, nor failing to vote on the Merger will constitute a Notice within the meaning of the NCBCA); and

          (ii) such shareholder must not vote in favor of the Merger (a failure to vote will satisfy this requirement, but a vote in favor of the Merger, by proxy or in person, or the return of a signed proxy which does not specify a vote against approval of the Merger or direction to abstain, will constitute a waiver of such shareholder's dissenters' rights).

     Any Notice should be addressed to North Carolina Motor Speedway, Inc., 2152 US 1 Highway, Rockingham, North Carolina, 28380 Attention: Nancy DeWitt Daugherty, Secretary, and should be executed by, or on behalf of, or in the case of a dissent by a beneficial owner, consented to by, the holder of record. The Notice must reasonably inform NCMS of the identity of the shareholder and that such shareholder is thereby objecting to the Merger and demanding payment for his shares.

     If the requirements of (i) and (ii) above are not satisfied and the Merger becomes effective, a shareholder will not be entitled to payment for such shareholder's shares under the provisions of Article 13 of The NCBCA.

     If the Merger is approved by the NCMS shareholders, NCMS (or Merger Sub as the survivor of the Merger (the "Surviving Corporation") if such notice is sent after the Effective Date) will be required to mail by registered or certified mail, return receipt requested, a written notice (the "Dissenters' Notice") to all shareholders who have satisfied the requirements of (i) and (ii) above. The notice must be sent no later than ten (10) days after the Effective Date, and must (i) state where the payment demand must be sent and where and when certificates for certificated shares must be deposited; (ii) supply a form for demanding payment; (iii) set a date by which NCMS (or the Surviving Corporation) must receive the payment demand (not fewer than thirty (30) days nor more than sixty (60) days after the Dissenters' Notice is mailed) and (iv) include a copy of Article 13 of the NCBCA (Dissenters' Rights).

     A shareholder who sends a Dissenters' Notice must demand payment and deposit such shareholder's share certificates in accordance with the terms of the Dissenters' Notice. A shareholder who demands payment and deposits such shareholder's share certificates retains all other rights of a shareholder until these rights are canceled or modified by the Merger. A shareholder who does not demand payment or deposit such shareholder's share certificates where required, each by the date set in the Dissenters' Notice, is not entitled to payment for his shares under the NCBCA.

     Upon receipt of a demand for payment, the Surviving Corporation is required to offer to pay each dissenting shareholder the amount the Surviving Corporation estimates to be the fair value of such shareholder's shares, plus interest accrued from the Effective Date to the date of payment, and is further required to pay this amount to each dissenting shareholder who agrees in writing to accept it in full satisfaction of such shareholder's demand. The offer of payment must be accompanied by (i) NCMS' most recent available balance sheet, income statement and statement of cash flows as of and at the fiscal year ending not more than sixteen (16) months before the date of offer of payment, and the latest available interim financial statements, if any; (ii) a statement of the Surviving Corporation's estimate of the fair value of the shares; (iii) an explanation of the interest calculation; (iv) a statement of the dissenters' right to demand payment (as described below); and (v) a copy of Article 13 of the NCBCA (Dissenters' Rights).

     If the Merger is not consummated within sixty (60) days after the date set for demanding payment and depositing share certificates, NCMS must, pursuant to the NCBCA, return the deposited certificates. If after returning the deposited certificates the Merger is consummated, the Surviving Corporation must send a new Dissenters' Notice and repeat the payment demand procedure.

     A shareholder may, however, notify the Surviving Corporation in writing of such shareholder's own estimate of the fair value of his shares and amount of interest due, and demand payment of such shareholder's estimate or reject the Surviving Corporation's offer and demand payment of the fair value of such shareholder's shares and interest due if: (i) the shareholder believes that the amount offered is less than the fair value of the NCMS Stock or that the interest is incorrectly calculated; (ii) the Surviving Corporation fails to make payment to a shareholder who accepts the Surviving Corporation's offer within thirty (30) days after acceptance; or (iii) the Surviving Corporation having failed to take action, does not return the deposited certificates within sixty (60) days after the date set for demanding payment. A shareholder waives the right to demand payment unless such shareholder notifies the Surviving Corporation of such shareholder's demand in writing within thirty (30) days of the offer or the Surviving Corporation's failure to perform. A Shareholder who fails to notify the Surviving Corporation of his demand within such thirty (30) day period shall be deemed to have withdrawn such shareholder's dissent and demand of payment.

     If a demand for payment remains unsettled, the dissenting shareholder may commence a proceeding within sixty (60) days after the date of his payment demand and petition the court to determine the fair value of the shares and accrued interest. Upon service upon the Surviving Corporation of the petition filed with the court, the Surviving Corporation is required to pay to the dissenting Shareholder the amount originally offered. If the dissenting shareholder does not commence the proceeding within such sixty (60) day period, the dissenting shareholder shall have an additional thirty (30) days to either
(i) accept in writing the amount offered by the Surviving Corporation; or (ii) withdraw his demand for payment and resume the status of a nondissenting Shareholder. A Shareholder who takes no action within such thirty (30) day period shall be deemed to have withdrawn his dissent and demand for payment.

     The court in an appraisal proceeding will determine all costs of the proceeding and assess the costs as it finds equitable. The court may also assess the fees and expenses of counsel and expenses for the respective parties, in the amounts the court finds equitable; (i) against the Surviving Corporation if the court finds that it did not comply with the statutes; or (ii) against the Surviving Corporation or the dissenting shareholder, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith.

FEES AND EXPENSES

     Regardless of whether the Merger is consummated, each of PMI and NCMS will pay its own respective costs and expenses (including, but not limited to, attorneys' fees) incurred in connection with the Merger.

                              THE MERGER AGREEMENT

     The description of the Merger Agreement set forth below does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is included in this Proxy Statement/Prospectus as Annex A and incorporated herein by reference. Statements in this Proxy Statement/Prospectus with respect to the terms of the Merger are qualified in their entirety by reference to the Merger Agreement. NCMS Shareholders are urged to read the full text of the Merger Agreement.

TERMS OF THE MERGER

THE MERGER

     At the Effective Date and subject to and upon the terms and conditions of the Merger Agreement and North Carolina law, NCMS will be merged with and into Merger Sub, the separate corporate existence of NCMS will cease, and Merger Sub will continue as the surviving corporation. As a result, Merger Sub will continue as a wholly-owned subsidiary of PMI.

EFFECTIVE DATE

     As promptly as practicable after the satisfaction or waiver of the conditions to the Merger set forth in the Merger Agreement, the Merger will be consummated by filing Articles of Merger with the Secretary of State of the State of North Carolina in accordance with the provisions therein and as provided by North Carolina Law.

CERTIFICATE OF INCORPORATION AND BY-LAWS

     The Merger Agreement provides that the Articles of Incorporation and By-laws of Merger Sub, as in effect immediately prior to the Effective Date, as amended to change the name of Merger Sub to "North Carolina Motor Speedway, Inc." will be the Articles of Incorporation and By-laws of the Surviving Corporation until thereafter amended in accordance with the provisions therein and as provided by North Carolina Law.

DIRECTORS AND OFFICERS

     The directors of Merger Sub and the officers of NCMS immediately prior to the Effective Date shall be the directors and officers, respectively, of Merger Sub as of the Effective Date.

CONVERSION OF STOCK

     At the Effective Time, each share of NCMS Stock issued and outstanding immediately prior to the Effective Date (excluding shares referred to in the following paragraphs) will be converted into and exchangeable for the Merger Consideration. See "The Merger -- Conversion of Shares; Procedure for Exchange of Certificates." In addition to the payment of the Merger Consideration, if PMI purchases any Dissenting Shares for an amount in excess of $19.61 per share from any person who owned more than 5% of the outstanding NCMS Stock immediately before the Effective Date, PMI will promptly pay in cash to each holder of NCMS Common Stock outstanding immediately before the Effective Date (other than the Dissenting Shares) an additional amount per share equal to such excess, less any amount per share received as described in the next sentence. In addition, if PMI, during the one year period following the Effective Date, sells all of the outstanding common stock of the surviving corporation or all or substantially all of the assets of the surviving corporation to any person other than PMI or its affiliates, PMI shall promptly pay in cash to each holder of NCMS Stock immediately before the Effective Date (other than Dissenting Shares) an additional amount equal to (i) such holder's proportionate share (based on such holder's percentage ownership of the NCMS Stock immediately before the Effective
Date) of the net sales price received by PMI from such sale, less the Merger Consideration paid to such holder, and (ii) any amount received by such holder pursuant to the preceding sentence of this paragraph.

     Each share of NCMS Stock held as treasury stock of NCMS immediately prior to the Effective Date, and each share of NCMS Stock held by PMI, Merger Sub and their subsidiaries, shall be cancelled, retired and cease to exist, and no exchange or payment shall be made in respect thereof.

     Each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

DISSENTING SHARES

     Shares of NCMS Stock which are held by any holder who does not vote in favor of the Merger or consent thereto in writing and who gives timely written notice to NCMS of intent to demand payment in accordance with Article 13 (Dissenters' Rights) of the NCBCA, who demands payment and deposits share certificates in accordance with such article and who otherwise perfects rights of appraisal under Article 13 of the NCBCA shall not be converted into the right to receive the Merger Consideration but shall become the right to receive such consideration as may be determined to be due in respect of such Dissenting Shares pursuant to Article 13 of the NCBCA; provided, however, that any holder of Dissenting Shares who shall have failed to perfect or shall have withdrawn or lost his rights to appraisal of such Dissenting Shares, in each case under the NCBCA, shall forfeit the right to appraisal of such Dissenting Shares, and such Dissenting Shares shall be deemed to have been converted into the right to receive, as of the Effective Date, the Merger Consideration without interest. See "The Merger -- Dissenters' Rights."

FRACTIONAL SHARES

     No fractional shares of PMI Stock, and no certificates representing such fractional shares, shall be issued upon the surrender for exchange of certificates representing NCMS Stock. In lieu of any fractional share, PMI shall pay to each holder of NCMS Stock who otherwise would be entitled to receive a fractional share of PMI Stock an amount of cash (without interest) determined by multiplying (a) the Average Closing Price times (b) the fractional share interest to which such holder would otherwise be entitled.

EXCHANGE OF CERTIFICATES

EXCHANGE PROCEDURES

     Promptly after the Effective Date, Merger Sub shall mail transmittal materials (which shall specify that delivery shall be effected, and risk of loss and title to the certificates theretofore representing shares of NCMS Stock shall pass, only upon proper delivery of such certificates to Merger Sub) to each holder of NCMS Stock of record as of the Effective Date advising such holder of the procedure for surrendering to Merger Sub outstanding certificates formerly evidencing NCMS Stock in exchange for cash or, at the holder's option, new certificates for PMI Stock (and, if applicable, cash in lieu of fractional shares). Upon surrender to Merger Sub of a certificate formerly representing shares of NCMS Stock, together with duly executed transmittal materials, and such other documents as may reasonably be required by Merger Sub, the holder of such certificate shall be paid, as elected by such holder, (i) the number of whole shares of PMI Stock that such person is entitled to receive in the Merger and cash in lieu of fractional shares as provided above or, if the holder has so elected, (ii) $19.61 (without interest) in cash per share of NCMS Stock. Upon surrender, each certificate theretofore evidencing NCMS Stock shall be canceled.

TRANSFERS OF OWNERSHIP

     If any certificate evidencing shares of PMI Stock is to be issued to a person other than the person in whose name the certificate surrendered is registered, it shall be a condition to the issuance of PMI Stock that the certificate so surrendered shall be properly endorsed or be otherwise in proper form for transfer and that the person requesting such exchange shall pay all transfer or other taxes required by reason of the payment to a person other than the registered holder of the certificate surrendered (or establish to the satisfaction of PMI that such tax has been paid or is not applicable).

DISTRIBUTIONS WITH RESPECT TO UNEXCHANGED NCMS STOCK

     After the Effective Date, no dividend or distribution payable to holders of record of PMI Stock shall be paid to any holder of outstanding and unexchanged certificates of NCMS Stock.

REPRESENTATIONS AND WARRANTIES

     The Merger Agreement contains various representations and warranties of NCMS, and of Merger Sub and PMI.

REPRESENTATIONS AND WARRANTIES OF NCMS

     The representations and warranties of NCMS relate, among other things, to the following matters (subject, in certain cases, to specified exceptions): (a) NCMS' corporate organization and good standing; (b) NCMS' power and authority to enter into the Merger Agreement; (c) NCMS' capital structure; (d) the absence of restrictions and conflicts with the Merger Agreement; (e) the accuracy of certain information supplied by NCMS for inclusion in the Registration Statement and the materials distributed to NCMS shareholders; and (f) NCMS' execution of employment agreements with certain officers of NCMS.

REPRESENTATIONS AND WARRANTIES OF MERGER SUB AND PMI

     The representations and warranties of Merger Sub and PMI relate to the following matters (subject, in certain cases, to specified exceptions): (i) corporate organization and good standing; (ii) capital structure; (iii) power and authority to enter into the Merger Agreement; (iv) the absence of restrictions and conflicts with the Merger Agreement; (v) PMI's reports filed with the Commission; and (vi) the accuracy of certain information supplied by PMI and Merger Sub for inclusion in the Registration Statement and the materials distributed to NCMS' shareholders.

CONDUCT OF BUSINESS PENDING THE MERGER

CONDUCT OF BUSINESS BY NCMS

     The Merger Agreement provides that, prior to the Effective Date, unless PMI agrees in writing, NCMS will conduct its business in the ordinary course and in a manner consistent with past practice, and NCMS will use reasonable efforts to preserve intact its present business organization. The Merger Agreement further provides that (i) NCMS will confer on a regular basis with representatives of PMI to report material operational matters and proposals for material transactions, (ii) both NCMS and PMI will promptly notify the other of any material emergency, change in the condition, business, properties, assets, liabilities, prospects or the normal course of its business or the operation of its properties, any material litigation or governmental complaints, investigations or hearings, or the breach in any material respect of any representation or warranty, and (iii) NCMS and PMI will promptly deliver to the other party true and correct copies of any materials filed with or delivered to the SEC or any other governmental entity (other than routine filings in the ordinary course of business). Without the prior written consent of PMI, NCMS has agreed that it will not: (i) amend its Articles of Incorporation or Bylaws; (ii) issue, sell or pledge any shares of its capital stock or effect any stock split or otherwise change its capitalization; (iii) grant, confer or award any option, warrant or conversion right or other right to acquire any shares of its capital stock; (iv) except in the ordinary course, increase any compensation to, or enter into or amend any employment agreement with, any present or future officers or directors; (v) except in the ordinary course, adopt any new employee benefit plan or amend any existing employee benefit plan; (vi) except in the ordinary course and consistent with past practice, declare, set aside or pay any dividend or make any other distribution or payment with respect to any shares of its capital stock; (vii) redeem, purchase or otherwise acquire any shares of its capital stock; (viii) sell, lease, or otherwise dispose of any assets of NCMS or any subsidiary or make any acquisition by means of merger or otherwise, of any material amount of assets or securities; (ix) agree to do any of the foregoing; or (x) take any action which would make any representation of warranty of NCMS in the Merger Agreement untrue or incorrect.

CONDITIONS TO THE MERGER

     The obligations of PMI and NCMS to consummate the Merger are subject to various conditions, including (i) obtaining approval of the Merger Agreement by NCMS' shareholders; (ii) the effectiveness of the Registration Statement and the listing with Nasdaq of the additional PMI Stock to be issued as part of the Merger; (iii) the absence of any statute, rule, regulation, executive order, decree, injunction, ruling or order of any court, other governmental authority outstanding that has the effect of prohibiting the consummation of the Merger;
(iv) delivery of an opinion or private letter ruling reasonably satisfactory to NCMS to the effect that the Merger qualifies for federal income tax purposes so a tax-free re-organization; and (v) obtaining certain third party consents.

TERMINATION

     The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Date, whether before or after approval by the shareholders of NCMS:

          (i) if the Merger does not take place on or before December 31, 1997; provided, either party may extend that date 180 days;

          (ii) by mutual action of the Boards of Directors of PMI and NCMS;

          (iii) by either PMI or NCMS if any court or governmental body issues a final, non-appealable order, decree, or ruling permanently enjoining, restraining, or prohibiting the Merger;

          (iv) by either PMI or NCMS if the shareholders of NCMS fail to approve the Merger or approve a different proposed acquisition transaction at a duly held meeting of the shareholders;

          (v) by PMI if NCMS breaches any of its representations, warranties or covenants contained in the Merger Agreement and such breach has a material adverse effect on NCMS; or

          (vi) by NCMS if PMI breaches any of its representations, warranties or covenants contained in the Merger Agreement and such breach has a material adverse effect on PMI.

AMENDMENT AND WAIVER

     The Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties thereto; however after approval of the Merger by the shareholders of NCMS, no amendment may be made without the further approval of the shareholders of NCMS.

     At any time prior to the Effective Date, whether before or after any meeting of NCMS' shareholders, any party to the Merger Agreement may (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) subject to the Merger Agreement, waive compliance with any conditions to the respective obligations of any party, or (iii) waive any inaccuracies in the representations and warranties contained in the Merger Agreement or in any document, certificate or writing delivered thereto by any party. Any agreement on the part of a party to the Merger Agreement to such an extension or waiver shall be valid if set forth in an instrument in writing signed on behalf of such party by a duly authorized officer.

INDEMNIFICATION

     PMI shall, either individually or through the Surviving Corporation, indemnify, defend and hold harmless to the fullest extent permitted or required by the NCBCA the present and former directors and officers of NCMS and any of the NCMS' subsidiaries and their respective heirs, executors, administrators and legal representatives against all losses, expenses, claims, damages, or liabilities arising out of actions or omissions occurring on or prior to the Effective Date (including, without limitation, acts or omissions relating to the transactions contemplated by this Agreement).

                   SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

     Certain statements and information under the captions "PMI", "NCMS" and "Risk Factors," and elsewhere in this Proxy Statement/Prospectus (including documents incorporated herein by reference, see "Incorporation of Certain Documents by Reference"), constitute "forward-looking statements" within the meaning of the Federal Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of PMI to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, PMI's ability to maintain good working relationships with the sanctioning bodies for its events, obtain sanctioning agreements for events at the California Speedway, competition in PMI's current and future markets, environmental matters, industry sponsorships, governmental regulation, dependence on key personnel, PMI's ability to control construction and operational costs, the impact of bad weather at PMI's events, PMI's ability to integrate and successfully operate acquired businesses and the risks associated with such businesses, PMI's ability to consummate the Merger, and other factors referenced in this Proxy Statement/Prospectus. See "Risk Factors."

                                BUSINESS OF NCMS

GENERAL

     NCMS is a promoter and marketer of professional motorsports. NCMS owns and operates North Carolina Motor Speedway near Rockingham, North Carolina. NCMS promoted a total of four racing events over two weekends in 1996 and expects to promote a total of four racing events over two weekends in 1997. All of the 1996 events were stock car races which were sanctioned by NASCAR. NASCAR events promoted by NCMS included two NASCAR races associated with the Winston Cup Series and two races associated with the NASCAR Busch Grand National Series.

RACING AND RELATED EVENTS

     NCMS's 1997 scheduled racing events are as follows:

              DATE                      RACE                 CIRCUIT
              ----                      ----                 -------
February 22, 1997................  Goodwrench 200  Busch Grand National Series
February 23, 1997................  Goodwrench 400  Winston Cup Series
October 25, 1997.................  AC Delco 200    Busch Grand National Series
October 26, 1997.................  AC Delco 400    Winston Cup Series

     NASCAR grants sanctioning agreements on an annual basis for the next succeeding year. NCMS has hosted two Winston Cup races annually since 1966. In addition to the racing events listed above, NCMS also hosts the UNOCAL 76/Rockingham Pit Crew World Championship which will be held this year on October 25, 1997.

FACILITY

     North Carolina Motor Speedway is located near Rockingham, North Carolina, approximately 90 miles south of Raleigh, North Carolina. NCMS, which was formed and began operations in 1965, has 47,158 reserved grandstand seats, 3,000 general admission seats, and 34 suites.

     The speedway and all adjacent parking areas consist of approximately 260 acres, all of which are owned by NCMS. North Carolina Motor Speedway is a 1.017 mile oval with 22 degrees to 25 degrees banking in the turns and 8 degrees banking on the front and back straight-away. The track is 55 feet wide with a 50-foot apron on the turns and 50 feet wide with a 20-foot apron on the straight-aways. The backstretch is 1,367 feet in length. The front pit road is 1,013 feet long, 25 feet wide and contains space for 31 individual pit areas. The back pit road is 841 feet long, 15 feet wide and contains space for 22 individual pit areas. The oval was resurfaced in 1994.

COMPETITION

     Racing events compete not only with other sports and other recreational events scheduled at the same dates, but with other racing events sanctioned by various racing bodies such as NASCAR, CART, USAC, IRL, SCCA, IMSA, ARCA, NHRA and others. Racing events (including IRL events) sanctioned by different organizations are often held on the same dates at separate tracks, in competition with the NASCAR and CART event dates. In addition, motorsports facilities compete with one another for the patronage of motor racing spectators, with other track owners and with other sports and entertainment businesses, many of which have resources that exceed those of NCMS. The quality of the competition, type of racing event, caliber of the events, sight lines, ticket pricing, location, customer conveniences, among others, distinguish the motorsports facilities.

     NCMS' principal competitors include Charlotte Motor Speedway, Darlington Raceway, Martinsville Speedway, Bristol Speedway and Richmond International Raceway.

EMPLOYEES

     As of July 1, 1997, NCMS had 11 full-time employees and five seasonal employees. NCMS engages temporary personnel to assist during periods of peak attendance at its events. For example, NCMS may engage up to 1,000 persons for a race weekend at North Carolina Motor Speedway, some of whom are volunteers. None of NCMS's employees is represented by a labor union. Management believes that NCMS enjoys a good relationship with its employees.

LEGAL PROCEEDINGS

     In August, 1997, a purported class action was commenced against NCMS in the U.S. District Court for the Middle District of North Carolina at Greensboro seeking treble damages under the United States and North Carolina anti-trust laws. The suit alleges, in substance, that NCMS conspired with various persons to fix the prices of souvenirs sold at the track during the Winston Cup and Busch Series Grand National Division stock car races from 1988 until January 1997. The suit names various persons as alleged co-conspirators, but does not name them (or others) as defendants, at this time. The suit alleges similar conduct that appeared in the purported national class actions pending in the U.S. District Court, Northern District of Georgia, filed against approximately 28 other businesses including PMI, and previously reported in PMI's Form 10-Q for the quarter ended March 31, 1997. That suit alleges that similar wrongful conduct occurred at NCMS during 1991 to the present time. PMI and NCMS dispute the claims and expect to vigorously defend themselves.

     In August 1997, O. Bruton Smith sued PMI, NCMS and certain directors of NCMS in an effort to enjoin the completion of the merger of PMI and NCMS. The suit was filed in North Carolina Superior Court in Mecklenburg County, North Carolina. While no monetary damages are sought, in the event that the Merger does not occur or is delayed resulting in the transaction not constituting a tax-free reorganization, PMI would be obligated to reimburse the former majority shareholder of NCMS with whom PMI exchanged shares for the tax-effect of such exchange. Such payment could materially increase the amount of PMI's investment in connection with its purchase of the NCMS shares from the former majority shareholder. PMI and NCMS dispute Mr. Smith's basis for his claim for injunctive relief and intend to vigorously defend this action.

INSURANCE

     NCMS maintains insurance with insurance companies against such risks and in such amounts, with such deductibles, as are customarily maintained by similar businesses.

PATENTS AND TRADEMARKS

     NCMS has a U.S. Trademark/Servicemark application pending with the U.S. Patent and Trademark office to register the rights to "North Carolina Motor Speedway."

                          NCMS SELECTED FINANCIAL DATA

     The selected statement of income and balance sheet data as of and for the year ended August 31, 1996, was derived from the Financial Statements of NCMS which have been audited by Deloitte & Touche LLP, independent auditors. The selected statement of income and balance sheet data as of and for the seven month period ended August 31, 1995 and for the years ended January 31, 1995, 1994, 1993 and 1992 was derived from the unaudited Financial Statements of NCMS, which include all adjustments which management considers necessary for a fair presentation of the data for such periods, all of which were of a normal recurring nature. The table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," NCMS Financial Statements, related notes and other financial information included elsewhere in this Prospectus.

                                    NINE                    SEVEN
                                   MONTHS                   MONTHS
                                    ENDED    YEAR ENDED     ENDED             YEAR ENDED JANUARY 31,
                                   MAY 31,   AUGUST 31,   AUGUST 31,   -------------------------------------
                                    1997        1996         1995       1995      1994      1993      1992
                                   -------   ----------   ----------    ----      ----      ----      ----
                                                                (IN THOUSANDS)
REVENUES:
  Speedway admissions............  $ 5,502    $ 4,615        $1,996     $4,016    $3,518    $3,365    $2,959
  Other speedway revenue.........    4,479      4,159        1,948       2,854     2,358     2,427     1,961
                                   -------    -------       ------     -------   -------   -------   -------
       Total Revenues............    9,981      8,774        3,944       6,870     5,876     5,792     4,920
EXPENSES:
  Operating expenses.............    6,090      5,836        2,722       4,984     4,816     4,437     3,637
  Depreciation and
     amortization................      285        264          133         256       215       186       174
  Selling, general and
     administrative..............      792        591          421         348       314       265       313
                                   -------    -------       ------     -------   -------   -------   -------
       Total Expenses............    7,167      6,691        3,276       5,588     5,345     4,888     4,124
Income Before Income Taxes.......    2,814      2,083          668       1,282       531       904       796
Income Taxes.....................    1,125        823          248         481       186       333       292
                                   -------    -------       ------     -------   -------   -------   -------
Net Income.......................  $ 1,689     $ 1,260        $ 420      $ 801     $ 345     $ 571     $ 504
                                   =======    =======       ======     =======   =======   =======   =======
BALANCE SHEET DATA:
  Total assets...................  $15,070     $12,473       $6,296     $4,903    $3,751    $3,273    $3,223
  Long-term debt.................    4,152      3,977
  Total shareholders' equity.....    7,087      5,398        4,183       3,584     2,951     2,753     2,241
OTHER DATA:
  Number of seats................   46,023     41,768       41,768      41,768    41,768    39,420    37,409
  Attendance.....................  150,374    131,107       61,126     121,429   110,223   118,246   110,096
  Number of event weekends.......        2          2            1           2         2         2         2

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                  CONDITION AND RESULTS OF OPERATIONS OF NCMS

GENERAL

     NCMS owns and operates North Carolina Motor Speedway, a 1.017-mile oval speedway near Rockingham, North Carolina. NCMS promotes race weekends in February and October of each year featuring a NASCAR Busch Series Grand National Division event and a NASCAR Winston Cup Series event. NCMS also hosts the annual UNOCAL 76/Rockingham Pit Crew World Championship during the October event weekend.

     NCMS classifies its revenues as speedway admissions, which includes ticket sales for racing events, and other speedway revenues, which consists of revenues from concessions sales, corporate hospitality and sponsorship, broadcast revenues and billboard and program advertising. Speedway admissions and other speedway revenues are generally collected in advance and recorded as deferred revenues, net of deferred expenses, until the completion of the related event.

     NCMS classifies its expenses as operating, depreciation and selling, general and administrative expenses. Operating expenses consist primarily of costs associated with conducting race events, such as sanction fees and wages.

     During 1995, NCMS changed its fiscal year-end from January 31 to August 31. The financial statements presented herein include the year ended August 31, 1996, the seven month period ended August 31, 1995, and the years ended January 31, 1995 and 1994. During the seven month period ended August 31, 1995, NCMS held only one weekend racing event, while two events were held in each of the other periods presented.

     Revenues for the nine months ended May 31, 1997 were $10.0 million, an increase of 16% over revenues of $8.6 million for the nine months ended May 31, 1996. The Company recorded net income of $1.7 million for the nine months ended May 31, 1997, compared to net income of $1.6 million in 1996, an increase of 7%. The increase in revenues and net income in 1997 is due primarily to increased speedway admissions from additional seating and higher other speedway revenues from increases in broadcast revenues and sales of concessions and souvenirs.

     Revenues for the year ended August 31, 1996 were $8.8 million, compared to $3.9 million for the seven months ended August 31, 1995 and $6.9 million and $5.9 million for the years ended January 31, 1995 and 1994, respectively. Revenues have increased each year (including the seven months ended August 31, 1995 on an annualized basis) due to increased attendance each year, periodic increases in ticket prices and increased revenues from corporate sponsorship and broadcast revenues. Net income for the year ended August 31, 1996 was $1.3 million compared to $.4 million for the seven months ended August 31, 1995 and $.8 million and $.3 million for the years ended January 31, 1995 and 1994, respectively. This upward trend is due to the ability of NCMS to increase revenues, as discussed above, without a corresponding increase in expenses associated with such operations.

     NCMS does not believe that its financial performance has been materially affected by inflation.

SEASONALITY

     NCMS promotes weekend events in February and October of each year. The weekend events consist of a Saturday NASCAR Busch Series Grand National Division event and a Sunday NASCAR Winston Cup Series event. NCMS believes that combining the races creates a more attractive weekend racing experience than an isolated race event. As a result of this strategy, NCMS has historically generated substantially all of its revenues in two weekends.

RESULTS OF OPERATIONS

     The percentage relationships between revenues and other elements of NCMS' Statements of Income were:

                                         NINE MONTHS                         SEVEN MONTHS      YEAR ENDED
                                        ENDED MAY 31,        YEAR ENDED         ENDED         JANUARY 31,
                                       ----------------      AUGUST 31,       AUGUST 31,    ----------------
                                       1997       1996          1996             1995       1995       1994
                                       ----       ----       ----------      ------------   ----       ----
REVENUES:
  Speedway admissions................   55.1%      53.7%        52.6%            50.6%       58.5%      59.9%
  Other speedway revenue.............   44.9       46.3         47.4             49.4        41.5       40.1
                                       -----      -----        -----            -----       -----      -----
     Total Revenues..................  100.0      100.0        100.0            100.0       100.0      100.0
                                       -----      -----        -----            -----       -----      -----
EXPENSES:
  Operating..........................   61.0       62.2         66.5             69.0        72.5       82.0
  Depreciation and amortization......    2.9        2.3          3.0              3.4         3.7        3.7
  Selling, general and
     administrative..................    5.4        5.8          6.7             10.7         5.1        5.3
                                       -----      -----        -----            -----       -----      -----
     Total Expenses..................   69.3       70.3         76.2             83.1        81.3       91.0
                                       -----      -----        -----            -----       -----      -----
Operating Income.....................   30.7%      29.7%        23.8%            16.9%       18.7%       9.0%
                                       =====      =====        =====            =====       =====      =====

NINE MONTHS ENDED MAY 31, 1997 COMPARED TO NINE MONTHS ENDED MAY 31, 1996.

     Revenues -- Revenues for the nine months ended May 31, 1997 were $10.0 million, an increase of $1.4 million, or 16% compared to the same period in 1996 due to increases in speedway admissions and other speedway revenues. Speedway admissions increased $.9 million, from $4.6 million in 1996 to $5.5 million in 1997 due to increased attendance from the addition of approximately 4,000 seats. Other speedway revenues increased $.5 million, from $4.0 million in 1996 to $4.5 million in 1997, due to increased revenues from television broadcast rights and higher sales of concessions and souvenirs.

     Operating Expenses -- Operating expenses of $6.1 million for the nine months ended May 31, 1997 increased $.7 million from the nine months ended May 31, 1996 due primarily to an increase of $.5 million in sanction fees.

     Depreciation -- Depreciation expense of $285,000 for the nine months ended May 31, 1997 increased $86,000 compared to the same period in 1996 due to the addition of a grandstand and a hospitality structure prior to the October 1996 race.

     Selling, General and Administrative -- Selling, general and administrative expenses of $543,000 for the nine months ended May 31, 1997 increased $48,000 from the same period in 1996 due to additional promotional costs.

     Interest -- The Company recorded net interest expense for the nine months ended May 31, 1997 of $249,000, which relates to the debt incurred to fund construction of the hospitality structure, compared to net interest income of $48,000 in 1996, which was earned from the short-term investment of excess cash.

     Income Tax Expense -- Income tax expense is reported during the interim reporting periods on the basis of the Company's estimated annual effective tax rate for the taxable jurisdictions in which the Company operates. The effective tax rate for the nine months ended May 31, 1997 was 40.0%, compared to 39.3% for the nine months ended May 31, 1996.

     Net Income -- Net income for the nine months ended May 31, 1997 was $1.7 million, an increase of 7% over net income of $1.6 million for the nine months ended May 31, 1996. The increase in net income for 1997 is due primarily to increases in speedway admissions from increased seating and other speedway revenues from increases in broadcast revenues and sales of concessions and souvenirs, net of increases in operating expenses due to higher sanction fees, depreciation expense due to capital improvements and interest expense due to debt incurred to fund capital improvements.

YEAR ENDED AUGUST 31, 1996 COMPARED TO SEVEN MONTHS ENDED AUGUST 31, 1995

     Revenues -- Revenues for the year ended August 31, 1996 were $8.8 million, or $4.8 million more than revenues of $3.9 million during the seven months ended August 31, 1995. This increase is due primarily to the inclusion in 1996 of a second weekend racing event, which accounts for approximately half of NCMS' revenues. Revenues per event increased approximately $500,000 for events in the year ended August 31, 1996 due primarily to an increase in attendance per event of approximately 5,000 guests and higher ticket prices.

     Operating Expenses -- Operating expenses of $5.8 million for the year ended August 31, 1996 are $3.1 million higher than the seven months ended ended August 31, 1995 as a result of the addition of expenses to promote a second race weekend during the year ended August 31, 1996.

     Depreciation -- Depreciation expense of $264,000 for the year ended August 31, 1996 is $131,000 higher than the seven months ended August 31, 1995 due to the additional months of depreciation in 1996.

     Selling, General and Administrative -- Selling, general and administrative expenses of $591,000 for the year ended August 31, 1996 was higher than the seven months in 1995 by $170,000 due to additional promotional costs associated with holding a second racing event in 1996.

     Income Before Income Taxes -- Income before income taxes for the year ended August 31, 1996 was $2.1 million compared to $.7 million for the seven months ended August 31, 1995. This increase resulted from the addition of a second racing event weekend in 1996.

     Income Tax Expense -- NCMS' effective tax rate for the year ended August 31, 1996 was 39.5% compared to 37.1% in 1995.

     Net Income -- Net income for the year ended August 31, 1996 was $1.3 million compared to $.4 million for the seven months ended August 31, 1995. The increase reflects increases in speedway admissions and other speedway revenues due to the inclusion of a second event weekend in 1996.

SEVEN MONTHS ENDED AUGUST 31, 1995 COMPARED TO YEAR ENDED JANUARY 31, 1995

     Revenues -- Revenues of $3.9 million for the seven months ended August 31, 1995, during which one race weekend was held, compared to revenues of $6.9 million for the year ended January 31, 1995, when NCMS held two weekend events. Revenues for the event weekend in February 1995 were higher than in February 1994 by $500,000 due to increased speedway admissions revenues of $300,000 from higher attendance and increased other speedway revenues of $200,000 from higher sponsorship revenues.

     Operating Expenses -- Operating expenses of $2.7 million for the seven months ended August 31, 1995 were $2.3 million lower than in the year ended January 31, 1995 due to the reduction of events held.

     Depreciation -- Depreciation expense of $133,000 for the seven months ended August 31, 1995 was $123,000 lower than depreciation expense of $256,000 for the year ended January 31, 1995 due to the reduction in the number of months during the period.

     Selling, General and Administrative Expenses -- Selling, general and administrative expenses of $421,000 for the seven months ended August 31, 1995 were $73,000 higher than $348,000 for the year ended January 31, 1995 due to increased promotional costs for the event weekend held during the seven months ended August 31, 1995.

     Income Before Income Taxes -- Income before income taxes of $.7 million for the seven months ended ended August 31, 1995 decreased $.6 million compared to $1.3 million for the year ended January 31, 1995 due to the additional revenues contributed by the second race weekend during the year ended January 31, 1995, partially offset by increased expenses associated with promoting the second race weekend.

     Income Tax Expense -- NCMS' effective tax rate of 37.1% for the seven months ended August 31, 1995 compared to the effective rate of 37.5% for the year ended January 31, 1995

     Net Income -- Net income for the seven months ended August 31, 1995 decreased by $381,000 to $420,000 from $801,000 for the year ended January 31, 1995 due to additional income from operating a second race weekend during the year ended January 31, 1995.

YEAR ENDED JANUARY 31, 1995 COMPARED TO YEAR ENDED JANUARY 31, 1994

     Revenues -- Revenues of $6.9 million for the year ended January 31, 1995 increased by $1.0 million from $5.9 million in the year ended January 31, 1994. This increase resulted from increased attendance at both weekend events and from increases in sponsorship and broadcast revenues.

     Operating Expenses -- Operating expenses of $4.9 million for the year ended January 31, 1995 were comparable to $4.8 million for the year ended January 31, 1994.

     Depreciation -- Depreciation expense increased from $215,000 in the year ended January 31, 1994 to $256,000 during the year ended January 31, 1995 due to capital improvements.

     Selling, General and Administrative Expenses -- Selling, general and administrative expenses increased from $314,000 during the year ended January 31, 1994 to $348,000 in the year ended January 31, 1995.

     Income Before Income Taxes -- Income before income taxes of $1.3 million for the year ended January 31, 1995 increased $.8 million from $.5 million in the year ended January 31, 1994 reflecting increased speedway revenues from higher attendance and increased sponsorship and broadcast revenues.

     Income Tax Expense -- NCMS' effective tax rate was 37.5% and 35.0% for the years ended January 31, 1995 and 1994, respectively.

     Net Income -- Net income of $801,000 for the year ended January 31, 1995 increased $.5 million from the year ended January 31, 1994. The increase in net income resulted primarily from increased attendance at speedway events and higher sponsorship and broadcast revenues.

LIQUIDITY AND CAPITAL RESOURCES

     Historically, NCMS has relied on cash flows from operating activities supplemented, as necessary, by bank borrowings to finance working capital and capital expenditures. In June, 1996 NCMS obtained a $6 million note to fund construction of a multipurpose structure which is used for hospitality seating, the press box and the control tower. The note, which had a balance of $4.1 million as of May 31, 1997, is payable in semi-annual installments through 2003. NCMS also has $2.1 million available under lines of credit.

     NCMS believes it has sufficient resources from existing cash balances and from operating activities and, if necessary, from available borrowings under its line of credit to satisfy ongoing cash requirements for the next twelve months.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

     Except for the historical information contained herein, certain matters discussed in this report are forward-looking statements which involve risks and uncertainties, including but not limited to NCMS' ability to maintain good working relationships with NASCAR for its events and completion of the proposed merger between NCMS and PMI, as well as other risks and uncertainties affecting NCMS' operations, such as the ability of NCMS to complete the Merger, competition, environmental, industry sponsorships, governmental regulation, dependence on key personnel, NCMS' ability to control operational costs and the impact of bad weather at the Company's events.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
NCMS Unaudited Interim Financial Statements
  Balance Sheets as of May 31, 1997 and August 31, 1996.....   38
  Statements of Income for the Nine Months Ended May 31,
     1997 and 1996..........................................   39
  Statements of Cash Flows for the Nine Months Ended May 31,
     1997 and 1996..........................................   40
Notes to Unaudited Financial Statements.....................   41
NCMS Financial Statements
  Balances Sheets as of August 31, 1996 and 1995............   42
  Statements of Income and Retained Earnings for the Year
     Ended August 31, 1996,
     the Seven Months Ended August 31, 1995, and the Years
     Ended January 31, 1995 and 1994........................   43
  Statements of Cash Flows for the Year Ended August 31,
     1996, the Seven Months Ended August 31, 1995 and the
     Years Ended January 31, 1995 and 1994..................   44
Notes to Financial Statements...............................   45
Independent Auditors' Report................................   48
PMI Pro Forma Financial Data
  Unaudited Pro Forma Statement of Income for the Six Months
     Ended June 30, 1997....................................   50
  Unaudited Pro Forma Statement of Income for the Year Ended
     December 31, 1996......................................   51
  Unaudited Pro Forma Balance Sheet as of June 30, 1997.....   52
Notes to Unaudited Pro Forma Financial Statements...........   53

                     UNAUDITED INTERIM FINANCIAL STATEMENTS

                      NORTH CAROLINA MOTOR SPEEDWAY, INC.
                                 BALANCE SHEETS

                                                                MAY 31,    AUGUST 31,
                                                                 1997         1996
                                                                -------    ----------
                                                                     (UNAUDITED)
                                                                   (IN THOUSANDS)

                           ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................    $     1     $   599
  Receivables...............................................        312         383
  Inventories...............................................         98          57
  Prepaid expenses..........................................         44          15
                                                                -------     -------
       Total Current Assets.................................        455       1,054
Property and Equipment, net.................................     14,615      11,019
Other Assets................................................                    400
                                                                -------     -------
Total.......................................................    $15,070     $12,473
                                                                =======     =======
            LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current portion of long-term debt.........................    $   857     $   428
  Accounts payable and accrued expenses.....................        413         247
  Deferred revenue, net.....................................      3,190       2,623
                                                                -------     -------
       Total Current Liabilities............................      4,617       3,298
Long-Term Debt, less current portion........................      3,295       3,549
Deferred Taxes..............................................        228         228
Commitments and Contingencies...............................
SHAREHOLDERS' EQUITY:
  Common stock, par value $.25 share:
     Authorized 8,000,000 shares
     Issued and outstanding 2,236,705 shares in 1997 and
     1996...................................................        559         559
  Retained earnings.........................................      6,528       4,839
                                                                -------     -------
       Total Shareholders' Equity...........................      7,087       5,398
                                                                -------     -------
Total.......................................................    $15,070     $12,473
                                                                =======     =======

           See accompanying notes to unaudited financial statements.

                      NORTH CAROLINA MOTOR SPEEDWAY, INC.
                              STATEMENTS OF INCOME

                                                                  NINE MONTHS ENDED
                                                                       MAY 31,
                                                                ---------------------
                                                                 1997          1996
                                                                 ----          ----
                                                                     (UNAUDITED)
                                                                (IN THOUSANDS EXCEPT
                                                                  FOR SHARE AND PER
                                                                     SHARE DATA)

REVENUES:
  Speedway admissions.......................................     $5,502        $4,613
  Other speedway revenue....................................      4,479         3,978
                                                                 ------        ------
  Total Revenues............................................      9,981         8,591
                                                                 ------        ------
EXPENSES:
  Operating.................................................      6,090         5,345
  Depreciation and amortization.............................        285           199
  Selling, general and administrative.......................        543           495
                                                                 ------        ------
  Total Expenses............................................      6,918         6,039
                                                                 ------        ------
Operating Income............................................      3,063         2,552
Interest Income (Expense), net..............................       (249)           48
                                                                 ------        ------
Income Before Income Taxes..................................      2,814         2,600
Income Taxes................................................      1,125         1,023
                                                                 ------        ------
Net Income..................................................     $1,689        $1,577
                                                                 ======        ======

           See accompanying notes to unaudited financial statements.

                      NORTH CAROLINA MOTOR SPEEDWAY, INC.
                            STATEMENTS OF CASH FLOWS

                                                                NINE MONTHS ENDED
                                                                     MAY 31,
                                                                 1997       1996
                                                                 ----       ----
                                                                   (UNAUDITED)
                                                                 (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income................................................    $ 1,689    $1,577
  Adjustments to reconcile net income to net cash provided
     by operating activities:
     Depreciation and amortization..........................        285       199
     Changes in assets and liabilities which provided (used)
      cash:
       Receivables..........................................         71        59
       Inventories, prepaid expenses and other assets.......        (70)       23
       Accounts payable and accrued liabilities.............        166       518
       Deferred revenue.....................................        567      (475)
                                                                -------    ------
          Net cash provided by operating activities.........      2,708     1,901
CASH FLOWS FROM INVESTING ACTIVITIES:
     Additions of property and equipment, net...............     (3,881)   (2,757)
     Payments received on notes receivable..................        400        50
                                                                -------    ------
          Net cash used in investing activities.............     (3,481)   (2,707)
CASH FLOWS FROM FINANCING ACTIVITIES:
     Proceeds from issuance of debt.........................        175       554
     Dividends..............................................                  (45)
                                                                -------    ------
          Net cash provided by financing activities.........        175       509
                                                                -------    ------
Net Decrease in Cash and Cash Equivalents...................       (598)     (297)
Cash and Cash Equivalents at Beginning of Period............        599       827
                                                                -------    ------
Cash and Cash Equivalents at End of Period..................    $     1       530
                                                                =======    ======
SUPPLEMENTAL CASH FLOW INFORMATION:
     Cash paid during the period for interest...............    $     3    $  274
     Cash paid during the period for taxes..................        362       881

           See accompanying notes to unaudited financial statements.

                      NORTH CAROLINA MOTOR SPEEDWAY, INC.
                    NOTES TO UNAUDITED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION AND DESCRIPTION OF BUSINESS

     The financial statements include the accounts of NCMS, which owns and operates North Carolina Motor Speedway near Rockingham, North Carolina. NCMS promotes race weekends in February and October of each year featuring a NASCAR Busch Series Grand National Division event and a NASCAR Winston Cup Series event. The Company also hosts the annual UNOCAL 76/Rockingham Pit Crew World Championship during the October event weekend.

     The accompanying unaudited financial statements have been prepared by management and, in the opinion of management, contain all adjustments, consisting of normal recurring adjustments, necessary to present fairly the financial position of NCMS as of May 31, 1997, and the results of operations and cash flows of NCMS for the nine months ended May 31, 1997 and 1996. Because of the seasonal concentration of racing events, the results of operations for the nine months ended May 31, 1997 and 1996 are not indicative of the results to be expected for the year.

2. PROPERTY AND EQUIPMENT

     Property and equipment consists of the following as of May 31, 1997 and 1996:

                                                                 1997       1996
                                                                 ----       ----
                                                                  (IN THOUSANDS)
Land and improvements.......................................    $   209    $   209
Buildings and improvements..................................     17,075      9,514
Equipment...................................................        837        794
                                                                -------    -------
                                                                 18,121     10,517
Less accumulated depreciation...............................      3,506      3,156
                                                                -------    -------
                                                                $14,615    $ 7,361
                                                                =======    =======

3. PENSKE MOTORSPORTS, INC. TRANSACTION

     In May, 1997, PMI purchased the common stock of NCMS held by the majority shareholder, increasing its ownership interest to approximately 70%. A proposal to merge PMI and NCMS was approved by NCMS' Board in August, 1997. This merger proposal, which offers NCMS' shareholders cash of $19.61 per share or an equivalent amount of PMI Stock, will be presented to the shareholders of NCMS at a meeting to be held in the third or fourth quarter of 1997. Subsequent to the approval of the merger by NCMS' Board, O. Bruton Smith, a minority shareholder of NCMS, sued NCMS, PMI and certain directors of NCMS in an effort to enjoin the completion of the merger.

                           NCMS FINANCIAL STATEMENTS

                      NORTH CAROLINA MOTOR SPEEDWAY, INC.
                                 BALANCE SHEETS

                                                                      AUGUST 31,
                                                                ----------------------
                                                                 1996         1995
                                                                 ----         ----
                                                                           (UNAUDITED)
                                                                    (IN THOUSANDS)
ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................    $   599      $  827
  Receivables...............................................        383         136
  Inventories...............................................         57          71
  Prepaid expenses..........................................         15           9
                                                                -------      ------
     Total Current Assets...................................      1,054       1,043
Property and Equipment, net.................................     11,019       4,803
Other Assets................................................        400         450
                                                                -------      ------
Total.......................................................    $12,473      $6,296
                                                                =======      ======
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current portion of long-term debt.........................    $   428
  Accounts payable and accrued expenses.....................        247      $  209
  Deferred revenue, net.....................................      2,623       1,733
                                                                -------      ------
     Total Current Liabilities..............................      3,298       1,942
Long-term Debt, less current portion........................      3,549
Deferred Taxes..............................................        228         171
Commitments and Contingencies
SHAREHOLDERS' EQUITY:
  Common stock, par value $ .25 share:
     Authorized 8,000,000 shares
     Issued and outstanding 2,236,705 shares in 1996 and
      1995..................................................        559         559
  Retained earnings.........................................      4,839       3,624
                                                                -------      ------
     Total Shareholders' Equity.............................      5,398       4,183
                                                                -------      ------
Total.......................................................    $12,473      $6,296
                                                                =======      ======

                See accompanying notes to financial statements.

                      NORTH CAROLINA MOTOR SPEEDWAY, INC.
                   STATEMENTS OF INCOME AND RETAINED EARNINGS

                                                                     SEVEN
                                                    YEAR ENDED      MONTHS
                                                    AUGUST 31,       ENDED         YEAR ENDED JANUARY 31,
                                                    ----------    AUGUST 31,     --------------------------
                                                       1996          1995           1995           1994
                                                       ----       ----------        ----           ----
                                                                  (UNAUDITED)    (UNAUDITED)    (UNAUDITED)
                                                                        (IN THOUSANDS)
REVENUES:
  Speedway admissions...........................      $4,615        $1,996         $4,016         $3,518
  Other speedway revenues.......................       4,159         1,948          2,854          2,358
                                                      ------        ------         ------         ------
  Total Revenues................................       8,774         3,944          6,870          5,876
EXPENSES:
  Operating expenses............................       5,836         2,722          4,984          4,816
  Depreciation and amortization.................         264           133            256            215
  Selling, general and administrative...........         591           421            348            314
                                                      ------        ------         ------         ------
  Total Expenses................................       6,691         3,276          5,588          5,345
Income Before Income Taxes......................       2,083           668          1,282            531
Income Taxes....................................         823           248            481            186
                                                      ------        ------         ------         ------
Net Income......................................       1,260           420            801            345
Retained Earnings, beginning of period..........       3,624         3,249          2,560          2,306
Dividends Paid..................................         (45)          (45)          (112)           (91)
                                                      ------        ------         ------         ------
Retained Earnings, beginning of period..........      $4,839        $3,624         $3,249         $2,560
                                                      ======        ======         ======         ======

                See accompanying notes to financial statements.

                      NORTH CAROLINA MOTOR SPEEDWAY, INC.
                            STATEMENTS OF CASH FLOWS

                                                              SEVEN MONTHS
                                                 YEAR ENDED      ENDED        YEAR ENDED JANUARY 31,
                                                 AUGUST 31,    AUGUST 31,    -------------------------
                                                    1996          1995          1995          1994
                                                 ----------   ------------      ----          ----
                                                              (UNAUDITED)    (UNAUDITED)   (UNAUDITED)
                                                                    (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income...................................   $ 1,260       $   420        $  801         $ 345
  Adjustments to reconcile net income to net
     cash provided by operating activities:
     Depreciation and amortization.............       264           133           256           215
     Changes in assets and liabilities which
       provided (used) cash:
       Receivables.............................      (247)         (135)
       Inventories, prepaid expenses and other
          assets...............................         8           (25)           16           (62)
       Accounts payable, accrued liabilities
          and deferred taxes...................        95           143           (89)           (4)
       Deferred revenue........................       890           481           607           284
                                                  -------       -------        ------         -----
     Net cash provided by operating
       activities..............................     2,270         1,017         1,591           778
CASH FLOWS FROM INVESTING ACTIVITIES:
  Additions of property and equipment, net.....    (6,480)       (1,069)         (610)         (683)
  Payments received on notes receivable........        50            50
                                                  -------       -------        ------         -----
     Net cash used in investing activities.....    (6,430)       (1,019)         (610)         (683)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Loan proceeds................................     3,977
  Dividends....................................       (45)          (45)         (112)          (91)
                                                  -------       -------        ------         -----
     Net cash provided by (used in) financing
       activities..............................     3,932           (45)         (112)          (91)
                                                  -------       -------        ------         -----
Net Increase (Decrease) in Cash and Cash
  Equivalents..................................      (228)          (47)          869             4
Cash and Cash Equivalents at Beginning of
  Period.......................................       827           874             5             1
                                                  -------       -------        ------         -----
Cash and Cash Equivalents at End of Period.....   $   599       $   827        $  874         $   5
                                                  =======       =======        ======         =====
SUPPLEMENTAL CASH FLOW INFORMATION:
  Cash paid during the period for interest.....   $    48                      $    1         $   1
                                                  =======                      ======         =====
  Cash paid during the period for taxes........   $   833       $   201        $  482         $ 250
                                                  =======       =======        ======         =====

                See accompanying notes to financial statements.

                      NORTH CAROLINA MOTOR SPEEDWAY, INC.
                         NOTES TO FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION AND DESCRIPTION OF BUSINESS

     The financial statements include the accounts of NCMS, which owns and operates North Carolina Motor Speedway near Rockingham, North Carolina. NCMS promotes race weekends in February and October of each year featuring a NASCAR Busch Series Grand National Division event and a NASCAR Winston Cup Series event. NCMS also hosts the annual UNOCAL 76/Rockingham Pit Crew World Championship during the October event weekend.

     The accompanying unaudited financial statements have been prepared by management and, in the opinion of management, contain all adjustments, consisting of normal recurring adjustments, necessary to present fairly the financial position of NCMS as of August 31, 1995 and the results of operations and cash flows of NCMS for the seven months ended August 31, 1995 and for the years ended January 31, 1995 and 1994.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Cash and Cash Equivalents -- NCMS considers all investments with a maturity of three months or less, at purchase, as cash equivalents.

     Inventories -- Inventories are stated at the lower of cost or market value, with cost determined primarily by the first in, first out (FIFO) method.

     Property and Equipment -- Property and equipment is carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over estimated useful lives ranging from three to forty years. The carrying values of fixed assets are evaluated annually for impairment.

     Revenue Recognition -- Race related revenues and expenses are recognized upon completion of an event. Deferred revenues represents advance race related revenues, net of expenses, on future races.

     Income Taxes -- Deferred taxes reflect the impact of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

     Estimates -- The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results will likely differ from those which are estimated, however such differences are not expected to be material.

3. PROPERTY AND EQUIPMENT

     Property and equipment consists of the following (in thousands):

                                                                      AUGUST 31,
                                                                ----------------------
                                                                 1996         1995
                                                                 ----         ----
                                                                           (UNAUDITED)
                                                                    (IN THOUSANDS)

Land and improvements.......................................    $   209      $   71
Buildings and improvements..................................     13,228       6,907
Equipment...................................................        803         779
                                                                -------      ------
                                                                 14,240       7,757
Less accumulated depreciation...............................      3,221       2,954
                                                                -------      ------
                                                                $11,019      $4,803
                                                                =======      ======

                      NORTH CAROLINA MOTOR SPEEDWAY, INC.
                   NOTES TO FINANCIAL STATEMENTS -- CONTINUED

     As of August 31, 1996, NCMS is constructing a multipurpose structure above the main grandstand with an estimated cost of $6 million. Costs incurred through August 31, 1996 approximated $4 million.

4. LONG-TERM DEBT

     Long-term debt at August 31, 1996 consists of a note payable bearing interest at 2.7% over the average 91-day Treasury rate (7.87% at August 31, 1996) secured by all assets of NCMS. Subsequent to August 31, 1996, the note was increased to $6.0 million, the balance of which is to be repaid in fourteen semi-annual payments with the final payment in 2003. As of August 31, 1996, the carrying value of the note approximated fair value.

5. EMPLOYEE BENEFIT PLANS

     NCMS participates in a non-contributory, discretionary profit-sharing plan which covers employees who meet certain length of service requirements. Contributions of approximately $57,000, $35,000 (unaudited), $48,000 (unaudited) and $55,000 (unaudited) were made to the plan during the year ended August 31, 1996, the seven months ended August 31, 1995 and the years ended January 31, 1995 and 1994, respectively.

     Employees are also provided a defined contribution retirement plan, whereby NCMS contributes 10% of each eligible employee's annual salary to the plan. The expense related to this plan was $38,000, $23,000 (unaudited), $32,000 (unaudited) and $36,000 (unaudited) during the year ended August 31, 1996, the seven months ended August 31, 1995 and the years ended January 31, 1995 and 1994, respectively.

6. TAXES

     The provision for income taxes consists of the following:

                                                              SEVEN MONTHS
                                                 YEAR ENDED      ENDED        YEAR ENDED JANUARY 31,
                                                 AUGUST 31,    AUGUST 31,    -------------------------
                                                    1996          1995          1995          1994
                                                 ----------   ------------      ----          ----
                                                              (UNAUDITED)    (UNAUDITED)   (UNAUDITED)
                                                                    (IN THOUSANDS)
Current........................................     $766          $224          $444          $150
Deferred.......................................       57            24            37            36
                                                    ----          ----          ----          ----
     Total.....................................     $823          $248          $481          $186
                                                    ====          ====          ====          ====

     A reconciliation of taxes computed at the federal statutory rate and the effective rate is as follows:

                                                              SEVEN MONTHS
                                                 YEAR ENDED      ENDED        YEAR ENDED JANUARY 31,
                                                 AUGUST 31,    AUGUST 31,    -------------------------
                                                    1996          1995          1995          1994
                                                 ----------   ------------      ----          ----
                                                              (UNAUDITED)    (UNAUDITED)   (UNAUDITED)
                                                                    (IN THOUSANDS)
Income before income taxes.....................    $2,083         $668         $1,282         $531
                                                   ------         ----         ------         ----
Taxes computed at statutory rate...............    $  708         $234         $  436         $180
State taxes, net of federal....................       107           14             45            6
Other..........................................         8           --             --           --
                                                   ------         ----         ------         ----
     Total income tax expense..................    $  823         $248         $  481         $186
                                                   ======         ====         ======         ====
Effective tax rate.............................      39.5%        37.1%          37.5%        35.0%
                                                   ======         ====         ======         ====

                      NORTH CAROLINA MOTOR SPEEDWAY, INC.
                   NOTES TO FINANCIAL STATEMENTS -- CONTINUED

     The noncurrent deferred tax liability as of August 31, 1996 and 1995 results from temporary differences relating primarily to depreciation.

7. SUBSEQUENT EVENTS

     In May, 1997, Penske Motorsports, Inc. (PMI) purchased the common stock of the Company held by the majority shareholder, increasing its ownership interest to approximately 70%. A proposal to merge PMI and the Company was approved by the Company's Board of Directors in August, 1997. This merger proposal, which offers the Company's shareholders cash of $19.61 per share or an equivalent amount of PMI stock, will be presented to the shareholders of the Company at a meeting to be held in the third or fourth quarter of 1997. Subsequent to the approval of the merger by the Company's Board of Directors, O. Bruton Smith, a minority shareholder of the Company, sued the Company, PMI and certain directors of the Company in an effort to enjoin the completion of the merger.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of North Carolina Motor Speedway
Rockingham, North Carolina

     We have audited the accompanying balance sheet of North Carolina Motor Speedway as of August 31, 1996 and the related statements of income and retained earnings and of cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, such financial statements present fairly, in all material respect, the financial position of the Company at August 31, 1996, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche, LLP
Detroit, Michigan

August 5, 1997

                          PMI PRO FORMA FINANCIAL DATA
                   PENSKE MOTORSPORTS, INC. AND SUBSIDIARIES
                       UNAUDITED PRO FORMA FINANCIAL DATA

     The following unaudited pro forma financial data ("the Unaudited Pro Forma Financial Data") as of June 30, 1997, for the six months ended June 30, 1997 and for the year ended December 31, 1996 have been derived by the application of pro forma adjustments to the financial statements of PMI incorporated by reference in this Prospectus and the applicable financial statements of NCMS. The unaudited consolidated financial statements of PMI include NCMS as of June 30, 1997 and for the period from June 1, 1997 (the effective date of 69.9% control of NCMS) to June 30, 1997. The pro forma statements of income for the year ended December 31, 1996 and for the six months ended June 30, 1997 account for NCMS as if it was a wholly-owned subsidiary as of January 1, 1996 and January 1, 1997, respectively. The pro forma balance sheet gives effect to the acquisition of the minority interest of NCMS as if such acquisition had occurred on June 30, 1997. The adjustments are described in the accompanying notes. The Unaudited Pro Forma Financial Data do not purport to represent what the Company's results of operations actually would have been if the acquisition had been consummated on the date or for the periods indicated, or what such results will be for any future date or for any future period. The Unaudited Pro Forma Financial Data should be read in conjunction with 1) the "PMI Selected Financial Data", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements set forth in PMI's Annual Report on Form 10-K for the year ended December 31, 1996 which is incorporated herein by reference and 2) "NCMS Selected Financial Data", "Management's Discussion and Analysis of Financial Condition and Results of Operations of NCMS" and the financial statements included elsewhere in this Prospectus.

                   PENSKE MOTORSPORTS, INC. AND SUBSIDIARIES
                    UNAUDITED PRO FORMA STATEMENT OF INCOME

                         SIX MONTHS ENDED JUNE 30, 1997

                                                                    NCMS
                                                                JANUARY 1 -      PRO FORMA      COMBINED
                                                     PMI        MAY 31, 1997    ADJUSTMENTS    PRO FORMA
                                                     ---        ------------    -----------    ---------
                                                        ($ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
REVENUES:
  Speedway admissions.........................       $19,696       $2,668                         $22,364
  Other speedway revenues.....................        15,685        2,150                          17,835
  Merchandise, tires and accessories..........        16,225                                       16,225
                                                  ----------       ------                      ----------
  Total Revenues..............................        51,606        4,818                          56,424
EXPENSES:
  Operating expenses..........................        16,208        3,077                          19,285
  Cost of sales...............................         9,402                                        9,402
  Depreciation and amortization...............         2,228          185          $ 534A           2,947
  Selling, general and administrative.........         8,315          343                           8,658
                                                  ----------       ------          -----       ----------
  Total Expenses..............................        36,153        3,605            534           40,292
Operating Income..............................        15,453        1,213           (534)          16,132
Interest Income (Expense), net................           105         (136)                            (31)
                                                  ----------       ------          -----       ----------
Income Before Income Taxes....................        15,558        1,077           (534)          16,101
Income Taxes..................................         6,051          466                           6,517
Minority Interest.............................           (26)                         26B
                                                  ----------       ------          -----       ----------
Net Income....................................       $ 9,533          $611          $(560)        $ 9,584
                                                  ==========       ======          =====       ==========
Net Income Per Share..........................          $.72                                         $.68
                                                  ==========                                   ==========
Weighted Average Number of Shares
  Outstanding.................................    13,241,798                                   14,148,340
                                                  ==========                                   ==========

      See accompanying notes to unaudited pro forma financial statements.

                   PENSKE MOTORSPORTS, INC. AND SUBSIDIARIES
                    UNAUDITED PRO FORMA STATEMENT OF INCOME

                          YEAR ENDED DECEMBER 31, 1996

                                                                                 PRO FORMA      COMBINED
                                                      PMI         NCMS          ADJUSTMENTS    PRO FORMA
                                                      ---         ----          -----------    ---------
                                                         ($ IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
REVENUES:
  Speedway admissions..........................       $20,248    $5,205                           $25,453
  Other speedway revenues......................        13,041     4,365                            17,406
  Merchandise, tires and access................        21,886                                      21,886
                                                   ----------    ------                        ----------
  Total Revenues...............................        55,175     9,570                            64,745
EXPENSES:
  Operating expenses...........................        18,067     6,097                            24,164
  Cost of sales................................        12,834                                      12,834
  Depreciation and amortization................         3,167       868           $ 1,068C          4,520
  Selling, general and administrative..........         6,185       742                             6,927
                                                   ----------    ------           -------      ----------
  Total Expenses...............................        40,253     7,707             1,068          48,445
Operating Income...............................        14,922     1,863            (1,068)         16,300
Interest Income (Expense), net.................         1,950       (97)                            1,853
                                                   ----------    ------           -------      ----------
Income Before Income Taxes.....................        16,872     1,766            (1,068)         18,153
Income Taxes...................................         5,992       940                             6,932
                                                   ----------    ------           -------      ----------
Net Income.....................................       $10,880    $  826           $(1,068)        $11,221
                                                   ==========    ======           =======      ==========
Net Income Per Share...........................          $.90                                        $.86
                                                   ==========                                  ==========
Weighted Average Number of Shares
  Outstanding..................................    12,128,920                                  13,035,462
                                                   ==========                                  ==========

      See accompanying notes to unaudited pro forma financial statements.

                   PENSKE MOTORSPORTS, INC. AND SUBSIDIARIES
                       UNAUDITED PRO FORMA BALANCE SHEET

                                 JUNE 30, 1997

                                                                         PRO FORMA
                                                           PMI          ADJUSTMENTS          TOTAL
                                                           ---          -----------          -----
                                                                      ($ IN THOUSANDS)
                        ASSETS
CURRENT ASSETS:
  Cash and cash equivalents............................  $  6,973                           $  6,973
  Receivables..........................................    12,135                             12,135
  Inventories..........................................     4,432                              4,432
  Prepaid..............................................     1,254                              1,254
                                                         --------         -------           --------
       Total Current Assets............................    24,794                             24,794
Property and Equipment, net............................   209,771                            209,771
Goodwill, net..........................................    30,099         $11,400D            41,499
Other Assets...........................................     2,146                              2,146
                                                         --------         -------           --------
Total..................................................  $266,810         $11,400           $278,210
                                                         ========         =======           ========
          LIABILITIES & SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current portion of long-term debt....................  $ 13,620                           $ 13,620
  Accounts payable.....................................    18,026                             18,026
  Accrued expenses.....................................    10,661                             10,661
  Deferred revenue, net................................    25,189                             25,189
                                                         --------                           --------
       Total Current Liabilities.......................    67,496                             67,496
Long-Term Debt, less current portion...................     5,287                              5,287
Deferred Taxes.........................................     9,910                              9,910
Minority Interest......................................     2,101         $(2,101)E               --
Commitments and Contingencies
SHAREHOLDERS' EQUITY:
  Common stock.........................................       141               4F               145
  Additional paid-in capital...........................   157,721          13,497G           171,218
  Retained earnings....................................    24,154                             24,154
                                                         --------         -------           --------
       Total Shareholders' Equity......................   182,016          13,501            195,517
                                                         --------         -------           --------
Total..................................................  $266,810         $11,400           $278,210
                                                         ========         =======           ========

      See accompanying notes to unaudited pro forma financial statements.

                   PENSKE MOTORSPORTS, INC. AND SUBSIDIARIES
                    NOTES TO PRO FORMA FINANCIAL STATEMENTS
                                   UNAUDITED

JUNE 30, 1997 PRO FORMA INCOME STATEMENT

     A. To record: 1) amortization expense of $291,000, using an amortization period of 40 years, for the period from January 1 to May 31 on $23.3 million, which represents the excess purchase price of the majority interest in NCMS over the fair value of the net assets acquired; 2) amortization expense of $143,000, using an amortization period of 40 years, for the period from January 1 to June 30, 1997 on $11.4 million, which represents the excess purchase price of the minority interest over the fair value of the net assets acquired; and 3) additional depreciation expense of $100,000 on the increased valuation of the NCMS fixed assets as a result of purchase accounting adjustments.

     B. To reverse the minority interest expense recorded in the PMI consolidated statement of income for the six months ended June 30, 1997, reflecting the ownership by PMI of all of the NCMS stock.

DECEMBER 31, 1996 PRO FORMA INCOME STATEMENT

     C. To record: 1) amortization expense of $868,000, using an amortization period of 40 years, for the year ended December 31, 1996 on $35.4 million, which represents the excess purchase price over the fair value of the net assets acquired; and 2) additional depreciation expense of $200,000 on the increased valuation of the NCMS fixed assets as a result of purchase accounting adjustments.

JUNE 30, 1997 PRO FORMA BALANCE SHEET

     D. To record the purchase of 673,227 shares at a value of $19.61 per share, plus estimated acquisition costs. The goodwill recorded is the excess of this amount over the fair value of the NCMS net assets acquired.

     E. To eliminate the minority interest recorded on the books of PMI at June 30, 1997.

     F. To reflect the issuance of 413,000 shares of PMI's common stock in exchange for 673,227 shares of NCMS stock. The NCMS stock is valued at $19.61 per share and converted to PMI's stock using an estimated average price of PMI's common stock of $32 per share.

     G. To record the increase in additional paid-in capital resulting from the purchase of the minority shares of NCMS.

                         PRINCIPAL SHAREHOLDERS OF NCMS

     The following table sets forth certain information regarding beneficial ownership of the shares of NCMS Stock (i) by each person who is known by NCMS to own beneficially more than 5% of the shares of NCMS Stock, (ii) by each of the NCMS' directors, (iii) by each of the executive officers of NCMS and (iv) by all executive officers and directors, as a group:

                                                                 SHARES
                                                              BENEFICIALLY    PERCENT OWNED
          NAME AND ADDRESS OF BENEFICIAL OWNER(1)               OWNED(2)     PRIOR TO MERGER
          ---------------------------------------             ------------   ---------------
Penske Motorsports Inc......................................   1,563,478          69.9%
13400 West Outer Drive
Detroit, MI 48239
O. Bruton Smith.............................................     545,382(3)       24.8%
Speedway Motorsports Inc.
PO Box 18747
Charlotte, NC 28218
William Brooks..............................................           0            --
Christopher M. Browning.....................................         250         *
Walter Czarnecki............................................           0            --
Nancy DeWitt Daugherty......................................       5,000         *
Carrie B. DeWitt............................................           0            --
Robert H. Kurnick, Jr.......................................           0            --
D.L. McDonald...............................................       5,000         *
Richard J. Peters...........................................           0            --
W.R. Webb, Jr...............................................         100         *
H.A. Wheeler................................................           0            --
Jo DeWitt Wilson............................................       7,100         *
All executive of officers and directors as a group (9
  persons)..................................................

-------------------------
(1) Unless otherwise indicated, all addresses are care of North Carolina Motor Speedway, Inc., 2152 North US 1 Highway, Rockingham, North Carolina, 28380.

(2) Unless otherwise noted, NCMS believes that all persons named in the table have sole voting and investment power with respect to all shares of NCMS Stock beneficially owned by them.

(3) Includes 12,984 shares of NCMS Stock owned of record by SMI of which Mr. Smith is the principal shareholder.

                       DESCRIPTION OF NCMS' CAPITAL STOCK

GENERAL

     The NCMS authorized capital stock consists of 8,000,000 shares of Common Stock, par value $.25 per share. Of these shares, 2,236,705 shares of NCMS Stock are currently outstanding. All of the outstanding shares of the NCMS Stock are fully paid and non-assessable. NCMS is incorporated under the laws of North Carolina. There is no established public trading market for NCMS' Common Stock as of September 19, 1997. There are approximately 100 holders of record of NCMS Common Stock.

COMMON STOCK

     Holders of NCMS Stock are entitled to (i) one vote per share on all matters to be voted on by shareholders, (ii) share ratably in any dividends, (iii) vote cumulatively at an election of directors, and (iv) share ratably in the remaining assets of NCMS upon liquidation. Holders of NCMS Stock have no preemptive rights, subscription rights, or conversion rights. Provided there is a quorum, the affirmative vote of a majority of the shares represented at any meeting will be required for action by shareholders on any matter unless the vote of a greater number or voting by classes is required by North Carolina law.

                        COMPARISON OF SHAREHOLDER RIGHTS

     For many years Delaware has followed a policy of encouraging incorporation in that state and, in furtherance of that policy, has long been a leader in adopting, construing and implementing comprehensive, flexible corporate laws responsive to the legal and business needs of corporations organized under its laws. The General Corporation Law of the State of Delaware is widely regarded as the most extensive and well defined body of corporate law in the United States. Because of Delaware's prominence as the state of incorporation for many major corporations, both the legislature and courts in Delaware have demonstrated an ability and a willingness to act quickly and effectively to meet changing business needs. Moreover, the Delaware courts have rendered a substantial number of decisions interpreting and explaining Delaware law and public policies with respect to corporate issues.

     Delaware General Corporation Law and the North Carolina Business Corporation Act, the applicable corporate laws in Delaware and North Carolina, respectively, are referred to herein as the "DGCL" and "NCBCA", respectively.

DIRECTOR LIABILITY

     Under both North Carolina and Delaware law, corporations may adopt provisions in their charter documents reducing or eliminating the liability of a director to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director. Only PMI currently has such provisions in its charter documents.

     It should be noted that, in accordance with Delaware law, PMI's Certificate of Incorporation does not limit or eliminate liability based on the following types of claims:

          1. liability based on a breach of the director's duty of loyalty to PMI or its shareholders;

          2. liability based on the payment of an improper dividend or an improper repurchase of PMI Stock under Section 174 of the DGCL;

          3. liability for acts or omissions not in good faith or which the director knew were in violation of law;

          4. liability arising out of intentional misconduct by the director; or

          5. liability arising out of any transaction pursuant to which the director received some improper personal benefit.

INDEMNIFICATION OF DIRECTORS, OFFICERS AND OTHER AGENTS

     North Carolina law and Delaware law have substantially similar provisions and limitations regarding indemnification by a corporation of its officers, directors, employees and other agents. For example, North Carolina law and Delaware law both provide (i) for the advancement of expenses to a person seeking indemnification upon receipt of an undertaking to repay such amount and
(ii) that statutory indemnifications are not exclusive of other rights a person seeking indemnification may be entitled to under any bylaw or contract or resolution adopted by a corporation subject to the limits imposed by the NCBCA. Since the Delaware statute is by its terms nonexclusive regarding indemnification provisions, it is possible that certain claims beyond the scope of the statute may be indemnifiable. In the event PMI should be required to pay a significant damage award on behalf of an officer of director pursuant to an indemnification agreement, the shareholders' investment in PMI could be negatively impacted.

     The By-laws of PMI have implemented the applicable statutory framework for indemnification of officers, directors, employees and agents. They require that indemnity must be provided to officers, directors, employees, and agents where permitted by statute and provide procedural mechanisms for directors and officers to enforce these rights. Pursuant to a resolution adopted at the April 9, 1997 special meeting of the Board, NCMS' ByLaws specifically provide for the indemnification of officers and directors.

PROTECTION OF MINORITY SHAREHOLDER RIGHTS

     Despite the belief of the Board that the Merger is in the best interests of NCMS and its shareholders, shareholders should be aware that Delaware law has been publicly criticized on the ground that it does not afford minority shareholders the same substantive rights and protection as are available in a number of other states.

CALL OF SHAREHOLDERS MEETING; ACTION BY WRITTEN CONSENT

     Under both the NCBCA and the DGCL, a special meeting of shareholders may be called by the board of directors of a corporation or by such person or persons authorized to do so by the certificate or articles of incorporation of bylaws. In addition, the NCBCA permits the holders of 10% of the outstanding shares entitled to vote on any issue proposed to be considered at the proposed special meeting to require that such a meeting be called. However, unless otherwise provided in the articles of incorporation or by-laws, the call of a special meeting by shareholders is not available to the shareholders of a public corporation. The DGCL has no provision permitting shareholders to call a meeting. However, a Delaware corporation may provide for any other method for calling a meeting, including allowing the shareholders to call the meeting, if such a provision is included in the corporation's by-laws or certificate of incorporation. Neither PMI's By-laws nor its Certificate of Incorporation provides for other methods for calling a meeting.

     The DGCL allows the shareholders of a corporation to take any action which may be taken at a meeting of the shareholders by majority written consent without a meeting, while the NCBCA requires unanimous written consent for such action.

     PMI's By-laws prohibit the taking of any action by written consent.

PROXY REQUIREMENT

     Under the NCBCA, proxies are valid for an eleven-month period unless a different period is expressly provided for in the appointment form. Under the DGCL, proxies are valid for up to three years unless otherwise specified therein. In addition, the NCBCA specifies that, if the appointment form conspicuously states that it is irrevocable, proxies from pledgees, purchasers, creditors, contract employees, and persons designated in a shareholder agreement are irrevocable. Under the DGCL, a proxy is irrevocable if it specifically states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support that power.

DERIVATIVE ACTIONS

     Both the DGCL and the NCBCA permit shareholders to bring derivative actions on behalf of the corporation. Unlike the DGCL, however, under the NCBCA (i) a shareholder is required to obtain court approval if he wishes to settle, compromise or discontinue a derivative action and (ii) if the court finds that the derivative action was without reasonable cause, the court may require the plaintiff to pay the defendant's reasonable expenses.

VOTING FOR DIRECTORS; CUMULATIVE VOTING

     The NCBCA grants cumulative voting rights to shareholders of certain corporations in the election of directors. The DGCL permits cumulative voting if provision therefore is made in the corporation's certificate of incorporation. PMI's Certificate of Incorporation does not provide of cumulative voting. NCMS' Bylaws specifically provide for cumulative voting.

REMOVAL OF DIRECTORS; VACANCIES

     PMI's Bylaws provide that one or more directors may be removed with cause by vote of the holders of a majority of the share entitled to vote at an election of directors cast at a meeting of a majority of the shareholders called for that purpose. NCMS' Bylaws provide that directors may be removed from office with or without cause by a vote of shareholders holding a majority of the shares entitled to vote at an election of directors. However, unless the entire board is removed, an individual director may not be removed if the number of shares voting against the removal would be sufficient to elect a director if such shares were voted cumulatively at an annual election. Vacancies on the boards of directors of both PMI and NCMS may be filled by the majority vote of the remaining directors; however, NCMS' Bylaws provide that vacancies created by expanding the number of directors may only be filled by the shareholders at the next occurring annual meeting.

RIGHTS OF DISSENTING SHAREHOLDERS

     The DGCL grants appraisal rights only in the case of a merger or consolidation and not in the case of other transactions, unless the corporation's certificate of incorporation provides for such expanded rights. PMI's certificate of Incorporation does not provide for any extended appraisal rights. In general, the DGCL does not allow appraisal rights in a merger for the shares of any class of series of stock which is listed on a national securities exchange or held of record by more than 2,000 shareholders, provided that in such merger shareholders receive only shares of stock of the corporation surviving the merger or consolidation which share must be so listed or widely held.

     The NCBCA contains comprehensive provisions which allow shareholders to dissent from certain fundamental corporate changes and demand payment for the appraised "fair value" of their shares. For a discussion of the NCBCA provisions concerning rights of dissenting shareholders, see "The Merger -- Dissenters' Rights."

     The foregoing summary does not purport to be a complete statement of the rights of holders of NCMS Stock and PMI Stock under, and is qualified in its entirety by reference to, the DGCL, the NCBCA, PMI's Certificate of Incorporation and PMI's By-laws, and NCMS' Articles of Incorporation and Bylaws.

                           LEGAL MATTERS AND EXPERTS

     The validity of the PMI Stock offered hereby will be passed upon for PMI by Honigman Miller Schwartz and Cohn, Detroit, Michigan. Opinions to the effect that the Merger will qualify as a tax-free reorganization for Federal income tax purposes will be issued by Drinker, Biddle & Reath LLP, Philadelphia Pennsylvania, special tax counsel to PMI.

     The financial statements incorporated in this prospectus by reference from PMI's Annual Report on Form 10-K for the year ended December 31, 1996 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given their authority as experts in accounting and auditing.

     With respect to the unaudited interim financial information for PMI for the periods ended March 31, 1997 and 1996 and June 30, 1997 and 1996 which is incorporated herein by reference, Deloitte & Touche LLP have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their reports included in PMI's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997 and incorporated by reference herein, Deloitte & Touche LLP did not audit and they did not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because their reports are not "reports" or a "part" of the registration statement prepared or certified by an accountant within the meaning of Section 7 and 11 of the Act.

     The financial statements of NCMS as of and for the year ended August 31, 1996 included in this Registration Statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is included herein, and has been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

ANNEX A

                                MERGER AGREEMENT

                          AGREEMENT AND PLAN OF MERGER

                           DATED AS OF AUGUST 5, 1997
                                     AMONG

                           PENSKE MOTORSPORTS, INC.,
                            PENSKE ACQUISITION, INC.
                                      AND

                      NORTH CAROLINA MOTOR SPEEDWAY, INC.

                               TABLE OF CONTENTS

ARTICLE I THE MERGER...................................................      1
1.01       The Merger:.................................................      1
1.02       Effective Time:.............................................      1
1.03       Effects of the Merger:......................................      1
1.04       Amendments to Articles of Incorporation and Bylaws:.........      1
1.05       Directors and Officers:.....................................      2
1.06       Conversion of Shares:.......................................      2
1.07       Registration:...............................................      2

ARTICLE II DISSENTING SHARES; EXCHANGE OF SHARES.......................      3
2.01       Dissenting Shares:..........................................      3
2.02       Exchange of Certificates:...................................      3

ARTICLE III REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB....      5
3.01       Existence; Good Standing:...................................      5
3.02       Capitalization:.............................................      5
3.03       Authorization; Validity and Effect of Agreements:...........      5
3.04       No Violation:...............................................      5
3.05       SEC Documents:..............................................      6
3.06       Distributed Materials; Registration Statement:..............      6
3.07       Merger Sub:.................................................      7

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF THE COMPANY...............      7
4.01       Existence; Good Standing; Corporate Authority; Compliance         7
           With Law:...................................................
4.02       Authorization, Validity and Effect of Agreements:...........      7
4.03       Capitalization:.............................................      7
4.04       No Violation:...............................................      7
4.05       Distributed Materials; Registration Statement:..............      8
4.06       Officer Employment Agreement:...............................      8

ARTICLE V COVENANTS....................................................      8
5.01       Conduct of Business:........................................      8
5.02       Filings; Other Action:......................................      9
5.03       Inspection of Records:......................................     10
5.04       Indemnification:............................................     10
5.05       Further Action:.............................................     11
5.06       Expenses:...................................................     11
5.07       Meeting of the Company's Shareholders:......................     11
5.08       Distributed Materials:......................................     11
5.09       Publicity:..................................................     11
5.10       Best Efforts to Close:......................................     12

ARTICLE VI CONDITIONS TO CONSUMMATION OF THE MERGER....................     12
6.01       Conditions to Each Party's Obligation to Effect the              12
           Merger:.....................................................

ARTICLE VII TERMINATION; AMENDMENT; WAIVER.............................     12
7.01       Termination:................................................     12
7.02       Effect of Termination:......................................     13
7.03       Amendment:..................................................     13
7.04       Extension; Waiver:..........................................     13
7.05       Procedure for Termination, Amendment, Extension or               13
           Waiver:.....................................................

ARTICLE VIII MISCELLANEOUS.............................................     14
8.01       Nonsurvival of Representations, Warranties and                   14
           Agreements:.................................................
8.02       Assignment, Binding Effect; Benefit; Entire Agreement:......     14
8.03       Enforcement of the Agreement:...............................     14
8.04       Severability:...............................................     14
8.06       Governing Law:..............................................     15
8.07       Descriptive Headings:.......................................     15
8.08       Performance by Merger Sub:..................................     15
8.09       Counterparts:...............................................     15
8.10       Certain Definitions:........................................     15
8.11       Waivers:....................................................     16
8.12       Incorporation of Exhibits:..................................     16
8.13       Interpretation:.............................................     16

                          AGREEMENT AND PLAN OF MERGER

     AGREEMENT AND PLAN OF MERGER dated as of August 5, 1997, (this "Agreement"), among Penske Motorsports, Inc., a Delaware corporation ("Parent"), Penske Acquisition Corp., a North Carolina corporation ("Merger Sub"), and North Carolina Motor Speedway, Inc., a North Carolina corporation (the "Company").

                                   BACKGROUND

     The respective Boards of Directors of Parent and the Company have each approved, upon the terms and subject to the conditions set forth in this Agreement, the merger (the "Merger") of the Company with and into Merger Sub, a wholly owned direct subsidiary of parent, whereby each issued and outstanding share of Common Stock of the Company (the "Common Stock") not owned directly or indirectly by Parent or the Company will be converted into the right to receive the per share consideration as set forth in Article I, subject to the rights of persons who perfect rights of appraisal under the North Carolina Business Corporation Act (the "North Carolina Statute").

     In consideration of the respective representations, warranties, covenants and agreements contained in this Agreement, Parent and the Company hereby agree as follows:

                                   ARTICLE I
                                   THE MERGER

1.01 THE MERGER:

     Upon the terms and subject to the conditions hereof, and in accordance with the relevant provisions of the North Carolina Statute the Company shall be merged with and into Merger Sub as soon as practicable following the satisfaction or waiver, if permissible, of the conditions set forth in Article
VI. Following the Merger, Merger Sub shall continue as the surviving corporation (the "Surviving Corporation") and shall continue its existence under the laws of the State of North Carolina, and the separate corporate existence of the Company shall cease.

1.02 EFFECTIVE TIME:

     As soon as practicable following the satisfaction or waiver, if permissible, of the conditions set forth in Article VI, the Merger shall be consummated by filing with the Secretary of State of the State of North Carolina articles of merger or other appropriate documents (in any case, the "Articles of Merger") in accordance with the North Carolina Statute. The Merger shall become effective at such time as the Articles of Merger is duly filed, or at such later time as Merger Sub and the Company shall specify in the Articles of Merger (the time the Merger becomes effective being the "Effective Time").

1.03 EFFECTS OF THE MERGER:

     The Merger shall have the effects specified in the North Carolina Statute.

1.04 AMENDMENTS TO ARTICLES OF INCORPORATION AND BYLAWS:

     The Articles of Incorporation of Merger Sub as in effect immediately prior to the Effective Time shall be amended to change the name of Merger Sub to "North Carolina Motor Speedway, Inc.", and, as so amended, the Articles of Incorporation and the Bylaws of Merger Sub shall be the articles of incorporation and bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

1.05 DIRECTORS AND OFFICERS:

     The directors of Merger Sub and the officers of the Company immediately prior to the Effective Time shall be the directors and officers, respectively, of the Surviving Corporation as of the Effective Time.

1.06 CONVERSION OF SHARES:

     At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the following securities, the following events shall automatically occur:

          (a) Each share of Common Stock held by the Company or any subsidiary of the Company as treasury stock and each issued and outstanding share of Common Stock owned by Parent, Merger Sub or any other subsidiary of Parent shall be canceled and retired and shall cease to exist, and no payment or consideration shall be made with respect thereto;

          (b) Each issued and outstanding share of Common Stock, other than shares of Common Stock referred to in paragraph (a) above and Dissenting Shares (as defined in Section 2.01) shall be converted into the right to receive, at the option of the holder of the shares of Common Stock (the "Holder") either, but not a combination of, (i) an amount in cash, without interest, equal to $19.61 per share of Common Stock or (ii) $19.61 worth of Parent's Common Stock, $0.01 par value per share ("PMI Common Stock"), with the PMI Common Stock being valued at the average of the closing prices (the "Average Closing Price") for PMI Common Stock as reported on the Nasdaq National Stock Market (as published in The Wall Street Journal) for the five consecutive trading days during which shares are traded on the Nasdaq National Stock Market ending on the fifth trading day prior to the Effective Time (the "Merger Consideration"). No fractional shares of PMI Common Stock shall be issued. In lieu thereof, each holder of Common Stock who would otherwise be entitled to a fraction of a share of PMI Common Stock shall be entitled to receive from Parent an amount of cash (rounded to the nearest whole cent) equal to the product of such fraction multiplied by the Average Closing Price. No interest will accrue or be paid on the cash payable in lieu of fractional shares. If the Holder does not make the election required by the immediately preceding sentence within 15 days following written notice from Parent regarding the election given pursuant to Section 2.02(b), then the Holder shall be deemed to have elected as Merger Consideration the consideration in Section 1.06(b)(i). At the Effective Time, all shares of Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any such shares of Common Stock shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration, without interest or, with respect to holders of Dissenting Shares, rights provided under Article 13 of the North Carolina Statute;

          (c) Each issued and outstanding share of capital stock of Merger Sub shall be converted into one fully paid and nonassessable share of common stock, par value $0.01, of the Surviving Corporation.

     In addition to the payment of the Merger Consideration, if Parent purchases any Dissenting Shares for an amount in excess of $19.61 per share from any Holder who owned more than 5% of the outstanding Common Stock immediately prior to the Effective Time, Parent shall promptly pay in cash to each holder of Common Stock outstanding immediately prior to the Effective Time (other than Dissenting Shares) an additional amount per share of Common Stock equal to such excess less any amount per share received pursuant to the following sentence. In addition, if Parent, during the one-year period following the Effective Time, sells all of the outstanding common stock of the Surviving Corporation or all or substantially all of the assets of the Surviving Corporation to any Person other than Parent or an Affiliate of Parent, Parent shall promptly pay in cash to each Holder of Common Stock outstanding immediately prior to the Effective Time (other than Dissenting Shares) an additional amount equal to the difference between (i) such Holder's proportionate share (based on such Holder's percentage ownership of the Common Stock immediately prior to the Effective Time) of the net sales price received by Parent from such sale less (ii) the Merger Consideration paid to such Holder and any amount received by such Holder pursuant to the first sentence of this paragraph.

1.07 REGISTRATION:

     As soon as reasonably practicable, following the execution of this Agreement, Parent will file with the Securities and Exchange Commission (the "SEC") a Registration Statement on Form S-4 registering pursuant to the Securities Act of 1933 (the "Securities Act") all shares of PMI Common Stock which will be issued to any shareholder of the Company as Merger Consideration pursuant to Section 1.06. As used herein, the term "Merger Registration Statement" shall include the registration statement filed with the SEC, and the prospectus included therein. The Parent shall use its reasonable best efforts to cause the Merger Registration Statement to be declared effective by the SEC prior to the Effective Time.

                                   ARTICLE II
                     DISSENTING SHARES; EXCHANGE OF SHARES

2.01 DISSENTING SHARES:

          (a) Notwithstanding anything in this Agreement to the contrary, shares of Common Stock which are held by any record holder who does not vote in favor of the Merger or consent thereto in writing and who gives timely written notice to the Company of intent to demand payment in accordance with Section 55-13-21 of the North Carolina Statute, who demands payment and deposits share certificates in accordance with Section 55-13-23 of the North Carolina Statute and who otherwise perfects rights of appraisal under
     Article 13 of the North Carolina Statute (the "Dissenting Shares") shall not be converted into the right to receive the Merger Consideration but shall become the right to receive such consideration as may be determined to be due in respect of such Dissenting Shares pursuant to Article 13 of the North Carolina Statute; provided, however, that any holder of Dissenting Shares who shall have failed to perfect or shall have withdrawn or lost his rights to appraisal of such Dissenting Shares, in each case under the North Carolina Statute, shall forfeit the right to appraisal of such Dissenting Shares, and such Dissenting Shares shall be deemed to have been converted into the right to receive, as of the Effective Time, the Merger Consideration set forth in Section 1.06(b)(i), without interest. Notwithstanding anything to the contrary contained in this Section 2.01, if
     (i) the Merger is rescinded or abandoned or (ii) if the shareholders of the Company revoke the authority to effect the Merger, then the right of any shareholder to be paid the fair value of such shareholder's Dissenting Shares shall cease. The Surviving Corporation shall comply with all of its obligations under the North Carolina Statute with respect to holders of Dissenting Shares.

          (b) The Company shall give Parent (i) prompt notice of any demands for appraisal, and any withdrawals of such demands, received by the Company and any other related instruments served pursuant to the North Carolina Statute and received by the Company, and (ii) prior to the Effective Time, the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under the North Carolina Statute. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.

2.02 EXCHANGE OF CERTIFICATES:

          (a) Prior to the Effective Time, Parent shall appoint a bank or trust company to act as disbursing agent (the "Disbursing Agent") for the payment of Merger Consideration upon surrender of certificates representing the shares of Common Stock. Parent will enter into a disbursing agent agreement with the Disbursing Agent, in form and substance reasonably acceptable to the Company, and at such times, and from time to time, as the Disbursing Agent requires funds to make the payments or the disbursements pursuant to
     Section 1.06, Parent shall deposit or cause to be deposited with the Disbursing Agent in trust for the benefit of the Company's shareholders cash in an aggregate amount necessary to make the cash payments pursuant to
     Section 1.06 and/or such number of shares of PMI Common Stock necessary to exchange the Common Stock of Holders for PMI Common Stock pursuant to
     Section 1.06 to holders of shares of Common Stock (such amounts being hereinafter referred to as the "Exchange Fund").

          (b) Promptly after the Effective Time, the Surviving Corporation shall cause the Disbursing Agent to mail to each person who was a record holder as of the Effective Time of an outstanding certificate or certificates which immediately prior to the Effective Time represented shares of Common Stock (the "Certificates"), and whose shares were converted into the right to receive Merger Consideration pursuant to Section 1.06, a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Disbursing Agent) and instructions for use in effecting the surrender of the Certificates in exchange for payment of the Merger Consideration, all in a form reasonably approved by the Company and Parent prior to the Effective Time. The letter will also provide information about the Holders' opportunity to elect Merger Consideration as set forth in Section 1.06(b). Upon surrender to the Disbursing Agent of a Certificate, together with such letter of transmittal duly executed and such other documents as may be reasonably required by the Disbursing Agent, the holder of such Certificate shall be paid in exchange therefor the Merger Consideration elected by the Holder in accordance with Section 1.06, and such Certificate shall forthwith be canceled. No interest will be paid or accrued on the Merger Consideration payable upon the surrender of the Certificates. If payment is to be made to a person other than the person in whose name the Certificate surrendered is registered, it shall be a condition of payment that the Certificate so surrendered be properly endorsed or otherwise be in proper form for transfer and that the person requesting such payment pay any transfer or other taxes required by reason of the payment to a person other than the registered holder of the Certificate surrendered or establish to the satisfaction of the Surviving Corporation that such tax has been paid or is not applicable. Until surrendered in accordance with the provisions of this Section 2.02, each Certificate (other than Certificates representing shares of Common Stock owned by Parent, Merger Sub or any other subsidiary of Parent, shares of Common Stock held in the treasury of the Company, shares of Common Stock held by any subsidiary of the Company and Dissenting Shares) shall represent for all purposes only the right to receive the Merger Consideration without any interest thereon.

          (c) At and after the Effective Time, there shall be no registration of transfers of shares of Common Stock which were outstanding immediately prior to the Effective Time on the stock transfer books of the Surviving Corporation. From and after the Effective Time, the holders of shares of Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Common Stock except as otherwise provided in this Agreement or by applicable law. All cash paid upon the surrender of Certificates in accordance with the terms of this
     Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Common Stock previously represented by such Certificates. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, such Certificates shall be canceled and exchanged for Merger Consideration as provided in this Article
     II. At the close of business on the day of the Effective Time, the stock ledger of the Company shall be closed.

          (d) At any time more than one year after the Effective Time, the Surviving Corporation shall be entitled to require the Disbursing Agent to deliver to it any funds which had been made available to the Disbursing Agent and not disbursed in exchange for Certificates (including, without limitation, all interest and other income received by the Disbursing Agent in respect of all such funds). Thereafter, holders of shares of Common Stock shall look only to the Surviving Corporation (subject to the terms of this Agreement, abandoned property, escheat and other similar laws) as general creditors thereof with respect to any Merger Consideration that may be payable, without interest, upon due surrender of the Certificates held by them. If any Certificates shall not have been surrendered prior to three years after the Effective Time (or immediately prior to such time on which any payment in respect hereof would otherwise escheat or become the property of any governmental unit or agency), the payment in respect of such Certificates shall, to the extent permitted by applicable law, become the property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto. Notwithstanding the foregoing, none of Parent, the Company, the Surviving Corporation nor the Disbursing Agent shall be liable to any holder of a share of Common Stock for any Merger Consideration delivered in respect of such share of Common Stock to a public official pursuant to any abandoned property, escheat or other similar law.

                                  ARTICLE III
            REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

     Each of Parent and Merger Sub represents and warrants to the Company as of the date of this Agreement and as of the Effective Time as follows:

3.01 EXISTENCE; GOOD STANDING:

     Each of Parent and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation.

3.02 CAPITALIZATION:

     The authorized capital stock of Parent consists of 50,000,000 shares of PMI Common Stock. As of May 1, 1997, there were 13,241,798 shares of PMI Common Stock issued and outstanding. Since such date, 906,542 additional shares of capital stock of Parent have been issued. All issued and outstanding shares of PMI Common Stock are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. As of the date of this Agreement, 190,000 shares of PMI Common Stock were reserved for issuance and issuable upon or otherwise deliverable in connection with the exercise of outstanding options granted under the Penske Motorsports, Inc. 1996 Stock Incentive Plan (the "Option Plan") and 210,000 shares were reserved for issuance upon the exercise of additional options that may be granted under the Option Plan. Except as set forth in this
Section 3.02, (i) Parent is not a party to or bound by any written or oral contract or agreement which grants to any person an option, warrant or right of first refusal or other right of any character to acquire at any time, or upon the happening of any stated events, any shares of or interest in Parent, whether or not presently authorized, issued or outstanding, and (ii) there are outstanding (A) no shares of capital stock or other voting securities of Parent,
(B) no securities of Parent or any of its subsidiaries convertible into or exchangeable for shares of capital stock or voting securities of Parent, (C) no options or other rights to acquire from Parent or any of its subsidiaries, and no obligations of Parent or any of its subsidiaries to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Parent, and (D) no equity equivalents, interests in the ownership or earnings of Parent or any of its subsidiaries or other similar rights. Upon issuance of the PMI Common Stock as Merger Consideration, such shares of PMI Common Stock shall be duly authorized, validly issued, fully paid, nonassessable, and free of preemptive rights.

3.03 AUTHORIZATION; VALIDITY AND EFFECT OF AGREEMENTS:

     Each of Parent and Merger Sub has the requisite corporate power and authority to execute and deliver this Agreement. The consummation by each of Parent and Merger Sub of the transactions contemplated hereby has been duly authorized by all requisite corporate action and the issuance of the PMI Common Stock as Merger Consideration is not required to be approved by the shareholders of Parent. This Agreement constitutes the valid and legally binding obligation of each of Parent and Merger Sub, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors' rights and general principles of equity.

3.04 NO VIOLATION:

     Neither the execution and delivery by either of Parent or Merger Sub of this Agreement, nor the consummation by either of Parent or Merger Sub of the transactions contemplated hereby in accordance with the terms hereof, will: (i) conflict with or result in a breach of any provisions of the Certificate of Incorporation or Bylaws of Parent or Articles of Incorporation or Bylaws of Merger Sub, as the case may be; (ii) violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or in a right of termination or cancellation of, or accelerate the performance required by, or result in the triggering of any payment or compensation under, or result in the creation of any lien, security interest, charge or encumbrance (a "Lien") upon any of the material properties of Parent or its subsidiaries (including Merger Sub) under, or result in being declared void, voidable, or without further binding effect, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust or any material license, franchise, permit, lease, contract, agreement or other instrument, commitment or obligation to which Parent or any of Parent's subsidiaries (including Merger Sub) is a party, or by which Parent or any of Parent's subsidiaries (including Merger Sub) or any of their respective properties is bound or affected, except for any of the foregoing matters which would not have a material adverse effect on the business, results of operations, financial condition or prospects of Parent and its subsidiaries taken as a whole (a "Parent Material Adverse Effect"); or (iii) other than the filings required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR Act"), the Securities Exchange Act of 1934, (the "Exchange Act"), the Securities Act or applicable state securities and "Blue Sky" laws or filings in connection with the maintenance of its qualification to do business in other jurisdictions, and the filings contemplated by Section 5.02 of this Agreement (collectively, the "Regulatory Filings"), require any material consent, approval or authorization of, or declaration, filing or registration with, any domestic governmental or regulatory authority, the failure to obtain or make which would have a Parent Material Adverse Effect.

3.05 SEC DOCUMENTS:

     The Parent has delivered to the Company each registration statement, report, proxy statement or information statement prepared by it and filed with the SEC, and in the form filed with the SEC (including any amendments thereto, but excluding exhibits thereto) since December 31, 1995, including, without limitation, (i) its Registration Statement (No. 333-692) declared effective by the SEC on March 26, 1996 (the "Registration Statement"), (ii) its Quarterly Reports on Form 10-Q for the periods ended March 31, 1996, June 30, 1996, September 30, 1996 and March 31, 1997 (collectively, the "Company 10-Qs") and
(iii) its Annual Report on Form 10-K for the year ending December 31, 1996 (the "Company 10-K"; and, together with the Registration Statement, the Company 10-Qs and any information incorporated by reference therein, the "Company Reports"). As of their respective dates, the Company Reports (i) were prepared in all material respects in accordance with the applicable requirements of the Securities Act, the Exchange Act, and the respective rules and regulations thereunder and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

3.06 DISTRIBUTED MATERIALS; REGISTRATION STATEMENT:

          (a) None of the information supplied by Parent, Merger Sub and their respective affiliates in writing specifically for inclusion or incorporation by reference in the Distributed Materials (as hereinafter defined) will, at the time the Distributed Materials are mailed, at the time of the special meeting of the shareholders of the Company to approve the Merger (the "Meeting"), if any, or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The letter to shareholders, notice of meeting, the information statement, if any, and any other materials distributed to shareholders of the Company in connection with the Merger, are collectively referred to as the "Distributed Materials." If, prior to the Effective Time, any event relating to Parent, Merger Sub or any of their affiliates, officers or directors is discovered by Parent that should be set forth in an amendment of or supplement to the Distributed Materials, Parent will promptly inform the Company.

          (b) The Merger Registration Statement will not at the time filed with the SEC and when first published, sent or given to the shareholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation is made by Parent or Merger Sub with respect to information supplied by the Company in writing specifically for inclusion or incorporation by reference in the Merger Registration Statement.

3.07 MERGER SUB:

     Merger Sub is a wholly owned subsidiary of Parent and conducts no activities, and has no assets or liabilities, except as necessary to consummate the Merger.

                                   ARTICLE IV
                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     Except as set forth in the disclosure letter delivered by or on behalf of the Company to Parent at or prior to the execution hereof (the "Company Disclosure Letter"), the Company represents and warrants to Parent as of the date of this Agreement and as of the Effective Time as follows:

4.01 EXISTENCE; GOOD STANDING; CORPORATE AUTHORITY; COMPLIANCE WITH LAW:

     Each of the Company and its subsidiaries is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation. The copies of the Company's Articles of Incorporation and Bylaws previously delivered to Parent are true and correct and have not since been amended, modified or rescinded.

4.02 AUTHORIZATION, VALIDITY AND EFFECT OF AGREEMENTS:

     The Company has the requisite corporate power and authority to execute and deliver this Agreement. Subject only to the approval of the Merger by the holders of a majority of the outstanding shares of the Common Stock, the consummation by the Company of all transactions contemplated hereby has been duly authorized by all requisite corporate action. This Agreement constitutes the valid and legally binding obligation of the Company, enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors' rights and general principles of equity.

4.03 CAPITALIZATION:

     The authorized capital stock of the Company consists of 8,000,000 shares of Common Stock. There are 2,236,705 shares of Common Stock issued and outstanding. All issued and outstanding shares of Common Stock are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. The Company is not a party to or bound by any written or oral contract or agreement which grants to any person an option, warrant or right of first refusal or other right of any character to acquire at any time, or upon the happening of any stated events, any shares of or interest in the Company, whether or not presently authorized, issued or outstanding. Except as set forth in this Section 4.03, there are outstanding (i) no shares of capital stock or other voting securities of the Company, (ii) no securities of the Company or any of its subsidiaries convertible into or exchangeable for shares of capital stock or voting securities of the Company, (iii) no options or other rights to acquire from the Company or any of its subsidiaries, and no obligations of the Company or any of its subsidiaries to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company, and (iv) no equity equivalents, interests in the ownership or earnings of the Company or any of its subsidiaries or other similar rights. There are no outstanding obligations of the Company or any of its subsidiaries to repurchase, redeem or otherwise acquire any securities of the Company.

4.04 NO VIOLATION:

     Except as disclosed in Schedule 4.04 hereto, neither the execution and delivery by the Company of this Agreement nor the consummation by the Company of the transactions contemplated hereby in accordance with the terms hereof will:
(i) conflict with or result in a breach of any provisions of the Articles of Incorporation or Bylaws of the Company or its subsidiaries; (ii) to the knowledge of the Company, violate, or conflict with, or result in a breach of any provision of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or in a right of termination or cancellation of, or accelerate the performance required by, or result in the triggering of any payment or compensation under, or result in the creation of any Lien upon any of the properties of the Company or its subsidiaries under, or result in being declared void, voidable, or without further binding effect, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust or any material license, franchise, permit, lease, contract, agreement or other instrument, commitment or obligation to which the Company or its subsidiaries is a party, or by which the Company or its subsidiaries or any of their respective properties or assets is bound or affected, except for any of the foregoing matters which, singularly or in the aggregate, would not have a Company Material Adverse Effect; (iii) other than the Regulatory Filings, require any material consent, approval or authorization of, or declaration, filing or registration with, any domestic governmental or regulatory authority, the failure to obtain or make which would have a Company Material Adverse Effect; or (iv) violate any order, writ, injunction, decree, statute, rule or regulation applicable to the Company, any of its subsidiaries or any of their assets, except for violations which in the aggregate would not have a Company Material Adverse Effect or materially adversely affect the ability of the Company to consummate the Merger.

4.05 DISTRIBUTED MATERIALS; REGISTRATION STATEMENT:

          (a) The Distributed Materials will not, at the time they are first published, sent or given to shareholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation is made by the Company with respect to information supplied by Parent or Merger Sub in writing specifically for inclusion in the Distributed Materials.

          (b) The information supplied by the Company specifically for inclusion or incorporation by reference in the Merger Registration Statement will not, at the time filed with the SEC, and at the time it is first published, sent or given to shareholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation is made by the Company with respect to information supplied by Parent in writing specifically for inclusion or incorporation by reference in the Merger Registration Statement. If, prior to the Effective Time, any event relating to the Company or any of its subsidiaries or any of their affiliates, officers or directors is discovered by the Company that should be set forth in an amendment of or supplement to the Merger Registration Statement, the Company will promptly inform Parent.

4.06 OFFICER EMPLOYMENT AGREEMENTS:

     The Company and the officers named therein have executed the Officer Employment Agreements (the "Officer Employment Agreements") attached hereto as
Exhibit 6.01(g).

                                   ARTICLE V
                                   COVENANTS

5.01 CONDUCT OF BUSINESS:

     From and after the date of this Agreement until the Merger is effected or this Agreement is terminated, unless Parent has consented in writing thereto, the Company, and, with respect to (e) and (f) below, the Parent and the Company:

          (a) Shall, and shall cause its subsidiaries to, conduct its operations according to its usual, regular and ordinary course in substantially the same manner as heretofore conducted;

          (b) Shall use reasonable efforts, and shall cause its subsidiaries to use reasonable efforts, to preserve intact its business organization and goodwill, keep available the services of its officers and employees and maintain satisfactory relationships with those persons having business relationships with it;

          (c) Shall confer on a regular basis with one or more representatives of Parent to report operational matters of materiality and any proposals to engage in material transactions;

          (d) Shall not amend its Articles of Incorporation or Bylaws;

          (e) Shall promptly notify the other parties hereto of any material emergency or other material change in the condition (financial or otherwise), business, properties, assets, liabilities, prospects or the normal course of its businesses or in the operation of its properties, any material litigation or material governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the breach in any material respect of any representation or warranty contained herein;

          (f) Shall promptly deliver to the other parties hereto true and correct copies of any report, statement or schedule filed with or delivered to the SEC, any other Governmental Entity (other than routine corporate, tax and other filings in the ordinary course of business) or any shareholder of the Company or the Parent, as the case may be, subsequent to the date of this Agreement;

          (g) Shall not (i) issue, sell or pledge, or agree to issue, sell or pledge, any shares of its capital stock, effect any stock split or otherwise change its capitalization as it existed on the date hereof, (ii) grant, confer or award any option, warrant, conversion, right or other right to acquire any shares of its capital stock or grant any right to convert or exchange any securities of the Company for Common Stock, (iii) increase any compensation or enter into or amend any employment agreement with any of its present or future officers or directors, other than in the ordinary course of the Company's business or as provided in Section 6.01(g), (iv) adopt any new employee benefit plan, other than in the ordinary course of the Company's business (including any stock option, stock benefit or stock purchase plan) or amend any existing employee benefit plan in any material respect, other than in the ordinary course of business, except, in each case, for changes which are less favorable to participants in such plans or as may be required by applicable law, or (v) amend any Officer Employment Agreement or increase any compensation payable pursuant to such Officer Employment Agreements;

          (h) Shall not (i) except in the normal course of business as consistent with prior practice, declare, set aside or pay any dividend (whether in cash, stock or property) or make any other distribution or payment with respect to any shares of its capital stock or (ii) directly or indirectly redeem, purchase or otherwise acquire any shares of its capital stock or make any commitment for any such action;

          (i) Shall not, and shall not permit its subsidiaries to (i) sell, lease or otherwise dispose of any assets of the Company or its subsidiaries (including capital stock) which are of a material amount, individually or in the aggregate, or (ii) make any acquisition, by means of merger or otherwise, of any assets or securities which are of a material amount, individually or in the aggregate; and

          (j) Shall not, and shall not permit its subsidiaries to, agree in writing to take or otherwise take (i) any of the foregoing actions or (ii) any action which would make any representation or warranty of the Company herein untrue or incorrect.

5.02 FILINGS; OTHER ACTION:

     Subject to the terms and conditions herein provided, the Company and Parent shall: (i) promptly make their respective filings and thereafter make any other required submissions under the HSR Act with respect to the Merger; (ii) use all reasonable efforts to cooperate with one another in (A) determining which filings are required to be made prior to the Effective Time with, and which consents, approvals, permits or authorizations are required to be obtained prior to the Effective Time from, governmental or regulatory authorities of the United States, the several states, and other jurisdictions in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and (B) timely making all such filings and timely seeking all such consents, approvals, permits or authorizations; and
(iii) use best efforts to take, or cause to be taken, all other action and do, or cause to be done, all other things necessary, proper or appropriate to consummate and make effective the transactions contemplated by this Agreement. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purpose of this

Agreement, the proper officers and directors of Parent and the Company shall use best efforts to take all such necessary action.

5.03 INSPECTION OF RECORDS:

     From the date hereof to the Effective Time, the Company shall allow all designated officers, attorneys, accountants and other representatives of Parent access at all reasonable times to the records and files, correspondence, audits and properties, as well as to all information relating to commitments, contracts, titles and financial position, or otherwise pertaining to the business and affairs, of the Company and its subsidiaries.

5.04 INDEMNIFICATION:

          (a) (i) Parent shall, either individually or through the Surviving Corporation, indemnify, defend and hold harmless to the fullest extent permitted or required by the North Carolina Statute the present and former directors and officers of the Company and any of the Company's subsidiaries and their respective heirs, executors, administrators and legal representatives (individually, an "Indemnified Party" and, collectively, the "Indemnified Parties") against all losses, expenses, claims, damages or liabilities arising out of actions or omissions occurring on or prior to the Effective Time (including, without limitation, acts or omissions relating to the transactions contemplated by this Agreement (collectively, "Losses")). In connection with the foregoing obligation, from and after the Effective Time, the Surviving Corporation shall bear the cost of expenses incurred in defending against any claim, action, suit, proceeding or investigation arising out of any alleged acts or omissions occurring on or prior to the Effective Time (including, without limitation, acts or omissions relating to the transactions contemplated by this Agreement), as incurred to the fullest extent permitted under applicable law, provided that the person to whom expenses are advanced provides an undertaking reasonably satisfactory to the Parent to repay such advances if it is ultimately determined that such person is not entitled to indemnification. All rights to indemnification, including provisions relating to advances of expenses and exculpation of director liability, existing in favor of the Indemnified Parties as provided in the Company's Articles of Incorporation and Bylaws, as in effect as of the date of this Agreement, with respect to matters occurring through the Effective Time, will survive the Effective Time and will continue in full force and effect.

          (ii) Any Indemnified Party will promptly notify the Parent and the Surviving Corporation of any claim, action, suit, proceeding or investigation for which such party may seek indemnification under this Section (a "Third Party Claim"). In the event of any such Third Party Claim, (x) within twenty (20) days of receipt of such notice, the Surviving Corporation will have the right to assume the defense thereof, and the Surviving Corporation will not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred thereafter by such Indemnified Parties in connection with the defense thereof, except that all Indemnified Parties (as a group) will have the right to retain one separate counsel, acceptable to such Indemnified Parties and Parent, at the expense of the Indemnifying Party if the named parties to any such proceeding include both the Indemnified Party and the Surviving Corporation and the representation of such parties by the same counsel would be inappropriate due to a conflict of interest between them, and each Indemnified Party will have the right to retain a separate counsel, acceptable to such Indemnified Party and Parent, at the expense of the Indemnifying Party, if representation of such Indemnified Party and the other Indemnified Parties as a group would be inappropriate due to a conflict of interest between them and (y) the Indemnified Parties will cooperate in the defense of any such matter. If the Surviving Corporation fails to take action within twenty (20) days as set forth in (x) above, then the Indemnified Party shall have the right to pay, compromise or defend any Third Party Claim and to assert the amount of any payment on the Third Party Claim plus the expense of defense or settlement as a Loss. The Surviving Corporation will not be liable for any settlement effected without its prior written consent, unless it has failed to take action within the twenty (20) day period after receipt of notice as set forth above. Notwithstanding the foregoing, the Surviving Corporation will not have any obligation under this Section 5.04 to indemnify an Indemnified Party when and if a court of competent jurisdiction ultimately determines, and such determination becomes final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law.

          (b) The Surviving Corporation shall pay all reasonable expenses, including reasonable attorneys' fees, that may be incurred by any Indemnified Parties in enforcing the indemnity and other obligations provided for in this Section 5.04.

          (c) The rights of each Indemnified Party hereunder shall be in addition to any other rights such Indemnified Party may have under the Articles of Incorporation or Bylaws of the Company, under the North Carolina Statute or otherwise. The provisions of this Section shall survive the consummation of the Merger and expressly are intended to benefit each of the Indemnified Parties and will be binding on all successors and assigns of the Surviving Corporation.

     Each party hereto shall, subject to the fulfillment at or before the Effective Time of each of the conditions of performance set forth herein or the waiver thereof, perform such further acts and execute such documents as may be reasonably required to effect the Merger.

5.05 FURTHER ACTION:

     Each party hereto shall, subject to the fulfillment at or before the Effective Time of each of the conditions of performance set forth herein or the waiver thereof, perform such further acts and execute such documents as may be reasonably required to effect the Merger.

5.06 EXPENSES:

     Whether or not the Merger is consummated, except as provided in Section
7.02 hereof or as provided otherwise herein, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, provided that the Company may pay any legal, accounting or financial advisor's fees or expenses incurred by the Company on or prior to the Effective Time.

5.07 MEETING OF THE COMPANY'S SHAREHOLDERS:

     If required by applicable law in order to consummate the Merger, the Company shall submit the Merger to the shareholders of the Company for their consideration in accordance with applicable law.

5.08 DISTRIBUTED MATERIALS:

     The Company shall prepare the Distributed Materials, as promptly as practicable after the execution of this Agreement. Parent and the Company shall cooperate with each other in the preparation of the Distributed Materials. The Company shall give Parent and its counsel the opportunity to review the Distributed Materials prior to its distribution to shareholders and shall give Parent and its counsel the opportunity to review all amendments and supplements to the Distributed Materials prior to their distribution to shareholders. As promptly as practicable after the Distributed Materials have been prepared, the Company shall mail the Distributed Materials to the shareholders of the Company. To the extent its actions affect the validity of Parent's Merger Registration Statement, the Company will not send any Distributed Materials or any other material relating to the Merger to any of its shareholders without the prior written consent of Parent.

5.09 PUBLICITY:

     The initial press release relating to this Agreement shall be a joint press release and thereafter the Company and Parent shall, subject to their respective legal obligations (including requirements of the Nasdaq National Market, stock exchanges and other similar regulatory bodies), consult with each other, and use reasonable efforts to agree upon the text of any press release, before issuing any such press release or otherwise making public statements with respect to the transactions contemplated hereby and in making any filings with any federal or state governmental or regulatory agency or with Nasdaq National Market, or any national securities exchange with respect thereto.

5.10 BEST EFFORTS TO CLOSE:

     The parties hereto agree to use their best efforts to close the transactions contemplated hereby by September 30, 1997.

                                   ARTICLE VI
                    CONDITIONS TO CONSUMMATION OF THE MERGER

6.01 CONDITIONS TO EACH PARTY'S OBLIGATION TO EFFECT THE MERGER:

     The respective obligations of each Party to effect the Merger are subject to the satisfaction or waiver, where permissible, prior to the Effective Time, of the following conditions, except that (d) below shall only be a condition to the Company's, but not Parent's, obligation to effect the Merger.

          (a) This Agreement shall have been approved by the affirmative vote of the shareholders of the Company by the requisite vote in accordance with applicable law;

          (b) No statute, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent), shall have been enacted, entered, promulgated or enforced by any court or governmental authority which is in effect and has the effect of prohibiting the consummation of the Merger; provided, however, that each of the parties shall have used its best efforts to prevent the entry of any injunction or other order and to appeal as promptly as possible any injunction or other order that may be entered;

          (c) The waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act, if any, shall have expired or been terminated; and

          (d) The Merger Registration Statement shall have been declared effective by the SEC under the Securities Act and the PMI Common Stock to be issued as Merger Consideration shall have been approved for additional listing on the Nasdaq Stock Market, Inc.

          (e) Parent shall have provided to the Company the favorable opinion of its legal or accounting firm, in form and substance satisfactory to the Company, or a private letter ruling from the Internal Revenue Service, both of which provide, in all material respects, that the Merger shall constitute a tax-free reorganization pursuant to the provisions of Section 368 of the Internal Revenue Code of 1986, as amended.

          (f) Each of the consents listed on Schedule 4.04 hereto shall have been obtained.

                                  ARTICLE VII
                         TERMINATION; AMENDMENT; WAIVER

7.01 TERMINATION:

     Except as otherwise set forth in this Section 7.01, this Agreement shall terminate at 11:59 p.m., North Carolina time, December 31, 1997, provided that either party may extend this Agreement for an additional 180-day period by written notice to the other party prior to December 31, 1997. Notwithstanding the foregoing and/or the approval of this Agreement by the shareholders of the Company, this Agreement may be terminated and the Merger contemplated hereby may be abandoned at any time prior to the Effective Time:

          (a) By mutual written consent, duly authorized by their respective Boards of Directors, by the Company and Parent;

          (b) By either the Company or Parent

             (i) If any court of competent jurisdiction or any other governmental body shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise permanently prohibiting the Merger and such order, decree, ruling or other action shall have become final and non-appealable;

             (ii) If, upon a vote at a duly held meeting or upon any adjournment thereof, the shareholders of the Company shall have failed to give any required approval or shall have approved a different proposed Acquisition Transaction; or

          (c) By Parent if the Company shall have breached any of its representations and warranties or covenants contained herein and if such breach or breaches, either individually or in the aggregate, will have, or are reasonably likely to have, a material adverse effect on the business, results of operations, financial condition or prospects of the Company (a "Company Material Adverse Effect"), unless, in the case of a breach of covenant, such failure to perform has been caused by a breach of this Agreement by Parent.

          (d) By the Company if Parent shall have breached any of its representations and warranties and such breach or breaches, either individually or in the aggregate, will have, or are reasonably likely to have, a Parent Material Adverse Effect, or if a Parent shall have breached in any material respect any of its covenants contained herein, unless, in the case of a breach of any covenant, such failure to perform has been caused by a breach of this Agreement by the Company;

7.02 EFFECT OF TERMINATION:

     In the event of the termination and abandonment of this Agreement pursuant to Section 7.01, this Agreement, except for the obligations of the parties pursuant to this Section 7.02 and the provisions of Sections 5.04 and 5.06, shall forthwith become void and have no effect, without any liability on the part of any party or its directors, officers or shareholders; provided that nothing in this Section 7.02 shall relieve any party to this Agreement of liability for breach of this Agreement.

7.03 AMENDMENT:

     To the extent permitted by applicable law, this Agreement may be amended by the parties, at any time before or after approval of this Agreement and the Merger by the shareholders of the Company but, after any such shareholder approval, no amendment shall be made that by law requires further approval of such shareholders without the approval of such shareholders. This Agreement may not be amended except by an instrument in writing signed on behalf of all the parties.

7.04 EXTENSION; WAIVER:

     At any time prior to the Effective Time, the parties hereto may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein by any other applicable party or in any document, certificate or writing delivered pursuant hereto by any other applicable party or (iii) subject to the terms hereof, waive compliance with any of the agreements or conditions of the other parties contained herein. Any agreement on the part of any party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of a party to this Agreement to assert any of its rights under this Agreement shall not constitute a waiver of those rights.

7.05 PROCEDURE FOR TERMINATION, AMENDMENT, EXTENSION OR WAIVER:

     A termination of this Agreement pursuant to Section 7.01, an amendment of this Agreement pursuant to Section 7.03 or an extension or waiver pursuant to
Section 7.04 shall, in order to be effective, require (a) in the case of Parent, action by its Board of Directors or the duly authorized designee of its Board of Directors and (b) in the case of the Company, action by its Board of Directors.

                                  ARTICLE VIII
                                 MISCELLANEOUS

8.01 NONSURVIVAL OF REPRESENTATIONS, WARRANTIES AND AGREEMENTS:

     All representations, warranties and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall be deemed to be only conditions to the Merger and shall not survive the Merger, provided, however, that the Merger Registration Statement and the agreements contained in Article II and in Section 5.04 and this Article VIII shall survive the Merger.

8.02 ASSIGNMENT, BINDING EFFECT; BENEFIT; ENTIRE AGREEMENT:

     Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties, except Parent may assign any and all of its rights, interests and obligations to any one or more entities, the majority of whose voting power, directly or indirectly, is owned in the aggregate by Parent and its subsidiaries and affiliates (it being understood that no such assignment shall relieve Parent of any of its obligations hereunder.) Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Notwithstanding anything contained in this Agreement to the contrary except the right of holders of Common Stock to Merger Consideration and the rights of Indemnified Parties under
Section 5.04, nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto or their respective heirs, successors, executors, administrators and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement. This Agreement and any documents delivered by the parties in connection herewith constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings (oral and written) among the parties with respect thereto. No addition to or modification of any provision of this Agreement shall be binding upon any party hereto unless made in writing and signed by all parties hereto.

8.03 ENFORCEMENT OF THE AGREEMENT:

     The parties hereto agree that irreparable damage would occur in the event that any of the material provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, this being in addition to any other remedy to which they may be entitled at law or in equity.

8.04 SEVERABILITY.

     Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or otherwise affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision, clause, section or part of this Agreement is so broad as to be unenforceable, the provision, clause, section or part shall be interpreted to be only so broad as is enforceable, and all other provisions, clauses, sections or parts of this Agreement which can be effective without such unenforceable provision, clause, section or part shall, nevertheless, remain in full force and effect.

8.05 NOTICES:

     Any notice required to be given hereunder shall be sufficient if in writing, and sent by facsimile transmission and by courier service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows:

             IF TO THE COMPANY:                           IF TO PARENT OR MERGER SUB
             ------------------                           --------------------------
Ms. Carrie B. DeWitt, Chairperson                Penske Motorsports, Inc.
Board of Directors                               13400 West Outer Drive
North Carolina Motor Speedway                    Detroit, MI 48239
U.S. Highway 1 North                             Attention: President
Rockingham, NC 28399                             Telecopy: 313-592-7312

               WITH A COPY TO:                                  WITH A COPY TO:
               ---------------                                  ---------------
C. Wells Hall III                                Penske Motorsports, Inc.
Moore & Van Allen, PLLC                          13400 West Outer Drive
NationsBank Corporate Center                     Detroit, MI 48239
100 North Tryon Street, Floor 47                 Attention: General Counsel
Charlotte, NC 28202-4003                         Telecopy: 313-592-7312
Telecopy: 704-331-1159

or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated, personally delivered or mailed.

8.06 GOVERNING LAW:

     This Agreement shall be governed by and construed in accordance with the laws of the State of North Carolina without regard to its rules of conflict of laws.

8.07 DESCRIPTIVE HEADINGS:

     The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

8.08 PERFORMANCE BY MERGER SUB:

     Parent hereby agrees to cause Merger Sub to comply with its obligations hereunder and to cause Merger Sub to consummate the Merger as contemplated herein.

8.09 COUNTERPARTS:

     This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies of this Agreement, each of which may be signed by less than all of the parties hereto, but together all such copies are signed by all of the parties hereto.

8.10 CERTAIN DEFINITIONS:

     For purposes of this Agreement, the following terms shall have the meanings ascribed to them below:

          (a) "Affiliate" of a person means a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first-mentioned person.

          (b) "Control" (including the terms "controlling", "controlled by" and "under common control with") means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through ownership of voting securities, by contract, or otherwise.

          (c) "Person" means a natural person, company, corporation, partnership, joint venture, association, trust, unincorporated organization or other entity.

          (d) a "subsidiary" of any person means a person in which such first referenced person owns directly or indirectly an amount of the voting securities, other voting ownership or voting partnership interests which is sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there are no such voting interests, owns directly or indirectly 50% or more of the equity interest).

8.11 WAIVERS:

     Except as provided in this Agreement, no action taken pursuant to this Agreement, including, without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement. The waiver by any party hereto of a breach of any provision hereunder shall not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provision hereunder.

8.12 INCORPORATION OF EXHIBITS:

     The Company Disclosure Letter and all Exhibits and annexes attached hereto and referred to herein are hereby incorporated herein and made a part hereof for all purposes as if fully set forth herein.

8.13 INTERPRETATION:

     In this Agreement, unless the context otherwise requires, words describing the singular number shall include the plural and visa versa, words denoting any gender shall include all genders and words denoting natural persons shall include corporations and partnerships and vice versa.

     IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its respective officers thereunto duly authorized, all as of the day and year first above written.

                                          PENSKE MOTORSPORTS, INC.,
                                          a Delaware corporation

                                          By: /s/ WALTER P. CZARNECKI

                                            ------------------------------------

                                            Its: Vice Chairman

                                               ---------------------------------

                                          PENSKE ACQUISITION CORP.
                                          a North Carolina corporation

                                          By: /s/ WALTER P. CZARNECKI

                                            ------------------------------------

                                            Its: Vice Chairman

                                               ---------------------------------

                                          NORTH CAROLINA MOTOR SPEEDWAY, INC.,
                                          a North Carolina corporation

                                          By: /s/ J. DEWITT WILSON

                                            ------------------------------------

                                            Its: President

                                               ---------------------------------

                                          ANNEX B

                                                 ARTICLE 13 OF THE NCBCA
                                                   (DISSENTERS' RIGHTS)

                                                       ARTICLE 13.

                                                   DISSENTER'S RIGHTS.

                                           PART I. RIGHT TO DISSENT AND OBTAIN
                                                   PAYMENT FOR SHARES.

                                          SEC. 55-13-01. DEFINITIONS.

     In this Article:

          (1) "Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

          (2) "Dissenter" means a shareholder who is entitled to dissent from corporate action under G.S. 55-13-02 and who exercises that right when and in the manner required by G.S. 55-13-20 through 55-13-28.

          (3) "Fair Value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

          (4) "Interest" means interest from the effective date of the corporate action until the date of payment, at a rate that is fair and equitable under all the circumstances, giving due consideration to the rate currently paid by the corporation on its principal bank loans, if any, but not less than the rate provided in G.S. 24-1.

          (5) "Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

          (6) "Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

          (7) "Shareholder" means the record shareholder or the beneficial shareholder.

SEC. 55-13-02. RIGHT TO DISSENT.

     (a) In addition to any rights granted under Article 9, a shareholder is entitled to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

             (1) Consummation of a plan of merger to which the corporation (other than a parent corporation in a merger under G.S. 55-11-04) is a party unless (i) approval by the shareholders of that corporation is not required under G.S. 55-11-03(g) or (ii) such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

             (2) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, unless such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares;

             (3) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than as permitted by G.S. 55-12-01, including a sale in dissolution, but not including a sale pursuant to court order or a sale pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed in cash to the shareholders within one year after the date of sale;

             An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter's shares because it
        (i) alters or abolishes a preferential right of the shares; (ii) creates, alters, or abolishes a right in respect of redemption, including a provision respecting a sinking fund for the redemption or repurchase, of the shares; (iii) alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities; (iv) excludes or limits the right of the shares to vote on any matter, or to cumulate votes; (v) reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under G.S. 55-6-04; or (vi) changes the corporation into a nonprofit corporation or cooperative organization;

             (5) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares; and

             (6) A shareholder entitled to dissent and obtain payment for his shares under this Article may not challenge the corporate action creating his entitlement, including without limitation a merger solely or partly in exchange for cash or other property, unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

SEC. 55-13-03. DISSENT BY NOMINEES AND BENEFICIAL OWNERS.

          (a) A record shareholder may assert dissenters' rights as to fewer than all the shares registered in his name only if he dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf he asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which he dissents and his other shares were registered in the names of different shareholders.

          (b) A beneficial shareholder may assert dissenters' rights as to shares held on his behalf only if:

             (1) He submits to the corporation the record shareholder's written consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights; and

             (2) He does so with respect to all shares of which he is the beneficial shareholder.

SEC. 55-13-04 TO 55-13-19. RESERVED FOR FUTURE CODIFICATION PURPOSES.

             PART 2. PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS.

SEC. 55-13-20. NOTICE OF DISSENTERS' RIGHTS.

          (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this Article and be accompanied by a copy of this Article.

          (b) If corporate action creating dissenters' rights under G.S. 55-13-02 is taken without a vote of shareholders, the corporation shall no later than 10 days thereafter notify in writing all shareholders entitled to assert dissenters' rights that the action was taken and send them the dissenters' notice described in G.S. 55-13-22.

          (c) If a corporation fails to comply with the requirements of this section, such failure shall not invalidate any corporate action taken; but any shareholder may recover from the corporation any damage which he suffered from such failure in a civil action brought in his own name within three years after the taking of the corporate action creating dissenters' rights under G.S. 55-13-02 unless he voted for such corporate action.

SEC. 55-13-21. NOTICE OF INTENT TO DEMAND PAYMENT.

          (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights:

             (1) Must give to the corporation, and the corporation must actually receive, before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated; and

             (2) Must not vote his shares in favor of the proposed action.

          (b) A shareholder who does not satisfy the requirements of subsection
     (a) is not entitled to payment for his shares under this Article.

SEC. 55-13-22. DISSENTERS' NOTICE.

          (a) If proposed corporate action creating dissenters' rights under G.S. 55-13-02 is authorized at a shareholders' meeting, the corporation shall mail by registered or certified mail, return receipt requested, a written dissenters' notice to all shareholders who satisfied the requirement of G.S. 55-13-21.

          (b) The dissenters' notice must be sent no later than 10 days after the corporate action was taken, and must:

             (1) State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;

             (2) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

             (3) Supply a form for demanding payment;

             (4) Set a date by which the corporation must receive the payment demand, which date may not be fewer than 30 nor more than 60 days after the date the subsection (a) notice is mailed; and

             (5) Be accompanied by a copy of this Article.

SEC. 55-13-23. DUTY TO DEMAND PAYMENT.

          (a) A shareholder sent a dissenters' notice described in G.S. 55-13-22 must demand payment and deposit his share certificates in accordance with the terms of the notice.

          (b) The shareholder who demands payment and deposits his share certificates under subsection (a) retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

          (c) A shareholder who does not demand payment or deposit his share certificates where required, each by the date set in the dissenters' notice, is not entitled to payment for his shares under this Article.

SEC. 55-13-24. SHARE RESTRICTION.

          (a) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under G.S. 55-13-26.

          (b) The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporation action.

SEC. 55-13-25. OFFER OF PAYMENT.

          (a) As soon as the proposed corporate action is taken, or upon receipt of a payment demand, the corporation shall offer to pay each dissenter who complied with G.S. 55-13-23 the amount the corporation estimates to be the fair value of his shares, plus interest accrued to the date of payment, and shall pay this amount to each dissenter who agrees in writing to accept it in full satisfaction of his demand.

          (b) The offer of payment must be accompanied by:

             (1) The corporation's most recent available balance sheet as of the end of a fiscal year ending not more than 16 months before the date of offer of payment, an income statement for that year, a statement of cash flows for that year, and the latest available interim financial statements, if any;

             (2) A statement of the corporation's estimate of the fair value of the shares;

             (3) An explanation of how the interest was calculated;

             (4) A statement of the dissenter's right to demand payment under G.S. 55-13-28; and

             (5) A copy of this Article.

SEC. 55-13-26. FAILURE TO TAKE ACTION.

          (a) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

          (b) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters' notice under G.S. 55-13-22 and repeat the payment demand procedure.

SEC. 55-13-27. RESERVED FOR FUTURE CODIFICATION PURPOSES.

SEC. 55-13-28. PROCEDURE IF SHAREHOLDER DISSATISFIED WITH CORPORATION'S OFFER OR FAILURE TO PERFORM.

          (a) A dissenter may notify the corporation in writing of his own estimate of the fair value of his shares and amount of interest due, and demand payment of his estimate or reject the corporation's offer under G.S. 55-13-25 and demand payment of the fair value of his shares and interest due, if;

             (1) The dissenter believes that the amount offered under G.S. 55-13-25 is less than the fair value of his shares or that the interest due is incorrectly calculated;

             (2) The corporation fails to make payment to a dissenter who accepts the corporation's offer under G.S. 55-13-25 within 30 days after the dissenter's acceptance; or

             (3) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

          (b) A dissenter waives his rights to demand payment under this section unless he notifies the corporation of his demand in writing (i) under subdivision (a)(1) within 30 days after the corporation offered payment for his shares or (ii) under subdivisions (a)(2) and (a)(3) within 30 days after the corporation has failed to perform timely. A dissenter who fails to notify the corporation of his demand under subsection (a) within such 30-day period shall be deemed to have withdrawn his dissent and demand for payment.

SEC. 55-13-29. RESERVED FOR FUTURE CODIFICATION PURPOSES.

                     PART 3. JUDICIAL APPRAISAL OF SHARES.

SEC. 55-13-30. COURT ACTION.

          (a) If a demand for payment under G.S. 55-13-28 remains unsettled, the dissenter may commence a proceeding within 60 days after the date of his payment demand under G.S. 55-13-28 and petition the court to determine the fair value of the shares and accrued interest. Upon service upon it of the petition filed with the court, the corporation shall pay to the dissenter the amount offered by the corporation under G.S. 55-13-25.

          (a1) If the dissenter does not commence the proceeding within the 60-day period, the dissenter shall have an additional 30 days to either (i) accept in writing the amount offered by the corporation under G.S. 55-13-25, upon which the corporation shall pay such amount to the dissenter in full satisfaction of his demand, or (ii) withdraw his demand for payment and resume the status of a nondissenting shareholder. A dissenter who takes no action within such 30 day period shall be deemed to have withdrawn his dissent and demand for payment.

          (b) Reserved for future codification purposes.

          (c) The court shall have the discretion to make all dissenters (whether or not residents of this State) whose demands remain unsettled parties to the proceeding as in any action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

          (d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or any amendment to it. The parties are entitled to the same discovery rights as parties in other civil proceedings. However, in a proceeding by a dissenter in a public corporation, there is no right to a trial by jury.

          (e) Each dissenter made a party to the proceeding is entitled to judgment for the amount, if any, by which the court finds the fair value of his shares, plus interest, exceeds the amount paid by the corporation.

SEC. 55-13-31. COURT COSTS AND COUNSEL FEES.

          (a) The court in an appraisal proceeding commenced under G.S. 55-13-30 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court, and shall assess the costs as it finds equitable.

          (b) The court may also assess the fees and expenses of counsel and experts for the respective parties, in amount the court finds equitable;

             (1) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of G.S. 55-13-20 through 55-13-28; or

             (2) Against either the corporation or a dissenter, in favor of either or any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this Article.

          (c) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     PMI's By-laws effectively provide that (i) PMI shall, to the full extent permitted by Section 145 of the General Corporation Law of the State of Delaware, as amended from time to time ("Section 145"), indemnify all directors and officers of PMI and all persons serving at PMI's request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, and (ii) PMI may provide such other indemnification to its directors, officers and all other persons whom it may indemnify pursuant thereto. In addition, PMI's Certificate of Incorporation eliminates personal liability of its directors to the full extent permitted by Section 102(b)(7) of the General Corporation Law of the State of Delaware, as amended from time to time ("Section 102(b)(7)").

     Section 145 permits a corporation to indemnify its directors and officers against expenses (including attorney's fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by them in connection with any action, suit or proceeding brought by a third party if such directors or officers acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reason to believe their conduct was unlawful. In a derivative action, indemnification may be made only for expenses actually and reasonably incurred by directors and officers in connection with the defense or settlement of an action or suit and only with respect to a matter as to which they shall have acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interest of the corporation, except that no indemnification shall be made if such person shall have been adjudged liable to the corporation, unless and only to the extent that the court in which the action or suit was brought shall determine upon application that the defendant officers or directors are reasonably entitled to indemnity for such expenses despite such adjudication of liability.

     Section 102(b)(7) provides that a corporation may eliminate or limit the personal liability of a director to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its shareholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for willful or negligent conduct in paying dividends or repurchasing stock out of other than lawfully available funds or (iv) for any transaction from which the director derived an improper personal benefit. No such provisions shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective.

     Under an insurance policy maintained by PMI, the directors and officers of PMI are insured, within the limits and subject to the limitations of the policy, against certain expenses in connection with the defense of certain claims, actions, suits or proceedings, and certain liabilities which might be imposed as a result of such claims, actions, suits or proceedings, which may be brought against them by reason of being or having been such directors or officers.

ITEM 21. EXHIBITS.

     The following exhibits are filed as part of this Registration Statement:

NUMBER                        EXHIBIT DESCRIPTION
------                        -------------------
 2.1*     Agreement and Plan of Merger dated August 5, 1997 among
          Registrant, Merger Sub and North Carolina Speedway, Inc.
 3.1      Amended and Restated Certificate of Incorporation of Penske
          Motorsports, Inc. (incorporated by reference from Exhibit
          3.1 to PMI's Amendment No. 2 to Registration Statement on
          Form S-1, file number 333-692).
 3.2      By-laws of PMI (incorporated by reference from Exhibit 3.2 to PMI's Post-Effective to Registration Statement on Form
          S-1, file number 333-692).
 5.1**    Opinion of Honigman Miller Schwartz and Cohn as to the
          validity of the shares
 8.1**    Opinion of Drinker Biddle & Reath LLP
10.1      Amended and Restated Stockholder Option and Voting Agreement
          dated April 1, 1997, between PMI and Carrie B. DeWitt
          (incorporated by reference from Exhibit 10.1 of PMI's Form
          10-Q for the quarter ended March 31, 1997).
10.2**    First Amendment to Amended and Restated Stockholder Option
          and Voting Agreement dated April 1, 1997, between PMI and
          Carrie B. DeWitt.
10.3*     Employment Agreement, dated August 5, 1997, between PMI and
          Carrie B. DeWitt
10.4*     Employment Agreement, dated August 5, 1997, between PMI and
          Jo DeWitt Wilson
10.5*     Employment Agreement dated August 5, 1997, between Nancy
          DeWitt Daugherty
15.1*     Letter regarding unaudited Interim Financial Statements.
23.1**    Consent of Honigman Miller Schwartz and Cohn (included in
          Exhibit 5.1 above).
23.2**    Consent of Drinker Biddle & Reath LLP (included in Exhibit
          8.1).
23.3*     Consents of Deloitte & Touche.
23.4      Consent of Deloitte & Touche, LLP to incorporation by
          reference of their report included in PMI's Annual Report on
          Form 10-K for the year ended December 31, 1996.
24.1*     Powers of Attorney (included on Signature Page to this
          Registration Statement).
99.1*     Form of Proxy

------------------------
 * Filed herewith.
** To be filed by amendment.

ITEM 22. UNDERTAKINGS.

          (a) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall bee deemed to be the initial bona fide offering thereof.

          (b) The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

          (c) The Registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (b) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (d) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

          (e) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

          (f) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act, the Registrant has duly caused this registration statement thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Detroit, State of Michigan, on September 3, 1997.

                                          PENSKE MOTORSPORTS, INC.
                                                (REGISTRANT)

                                          By:     /s/ GREGORY W. PENSKE

                                            ------------------------------------
                                                     Gregory W. Penske
                                               President and Chief Executive
                                                           Officer

     We, the undersigned directors and officers of Penske Motorsports, Inc., do hereby constitute and appoint each of Messrs., Roger S. Penske, Walter P. Czarnecki and Gregory W. Penske, each with full power of substitution, our true and lawful attorney-in-fact and agent to do any and all acts and things in our names and on our behalf in our capacities stated below, which acts and things any of them may deem necessary or advisable to enable Penske Motorsports, Inc. to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this Registration Statement, including specifically, but not limited to, power and authority to sign for any or all of us in our names, in the capacities stated below, any and all amendments (including post-effective amendments) thereto; and we do hereby ratify and confirm all that they shall do or cause to be done by virtue hereof.

                 SIGNATURE                                            TITLE
                 ---------                                            -----

            /s/ ROGER S. PENSKE                               Chairman of the Board
--------------------------------------------
              Roger S. Penske

           /s/ GREGORY W. PENSKE                      President, Chief Executive Officer and
--------------------------------------------                         Director
             Gregory W. Penske                            (Principal Executive Officer)

            /s/ JAMES H. HARRIS                              Chief Financial Officer
--------------------------------------------       (Principal Financial and Accounting Officer)
              James H. Harris

          /s/ WALTER P. CZARNECKI                           Vice Chairman and Director
--------------------------------------------
            Walter P. Czarnecki

              /s/ H. LEE COMBS                                       Director
--------------------------------------------
                H. Lee Combs

                                                                     Director
--------------------------------------------
             Gary W. Dickinson

           /s/ RICHARD J. PETERS                                     Director
--------------------------------------------
             Richard J. Peters

           /s/ WILLIAM C. FRANCE                                     Director
--------------------------------------------
             William C. France

                 SIGNATURE                                            TITLE
                 ---------                                            -----
          /s/ RICHARD E. STODDARD                                    Director
--------------------------------------------
            Richard E. Stoddard

           /s/ JAMES E. WILLIAMS                                     Director
--------------------------------------------
             James E. Williams

            /s/ JO DEWITT WILSON                                     Director
--------------------------------------------
              Jo DeWitt Wilson

                                 EXHIBIT INDEX

    NUMBER                        EXHIBIT DESCRIPTION
    ------                        -------------------
     2.1*     Agreement and Plan of Merger dated August 5, 1997 among
              Registrant, Merger Sub and North Carolina Speedway, Inc.
     3.1      Amended and Restated Certificate of Incorporation of Penske
              Motorsports, Inc. (incorporated by reference from Exhibit
              3.1 to PMI's Amendment No. 2 to Registration Statement on
              Form S-1, file number 333-692).
     3.2      By-laws of PMI (incorporated by reference from Exhibit 3.2 to PMI's Post-Effective to Registration Statement on Form
              S-1, file number 333-692).
     5.1**    Opinion of Honigman Miller Schwartz and Cohn as to the
              validity of the shares
     8.1**    Opinion of Drinker Biddle & Reath LLP
    10.1      Amended and Restated Stockholder Option and Voting Agreement
              dated April 1, 1997, between PMI and Carrie B. DeWitt
              (incorporated by reference from Exhibit 10.1 of PMI's Form
              10-Q for the quarter ended March 31, 1997).
    10.2**    First Amendment to Amended and Restated Stockholder Option
              and Voting Agreement dated April 1, 1997, between PMI and
              Carrie B. DeWitt.
    10.3*     Employment Agreement, dated August 5, 1997, between PMI and
              Carrie B. DeWitt
    10.4*     Employment Agreement, dated August 5, 1997, between PMI and
              Jo DeWitt Wilson
    10.5*     Employment Agreement, dated August 5, 1997, between Nancy
              DeWitt Daugherty
    15.1*     Letter regarding unaudited Interim Financial Statements.
    23.1**    Consent of Honigman Miller Schwartz and Cohn (included in
              Exhibit 5.1 above).
    23.2**    Consent of Drinker Biddle & Reath LLP (included in Exhibit
              8.1).
    23.3*     Consents of Deloitte & Touche.
    24.1*     Powers of Attorney (included on Signature Page to this
              Registration Statement).
    99.1*     Form of Proxy

-------------------------
 * Filed herewith.
** To be filed by amendment.